3

Follow-Up Materials

06012505

## 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Morphosys AG

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 17 2006
THOMSON
FINANCIAL

FILE NO. 82- 34915 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | | | |
|---|---|---|---|---|---|
| 12G3-2B | (INITIAL FILING) | ☐ | AR/S | (ANNUAL REPORT) | ☑ |
| 12G32BR | (REINSTATEMENT) | ☐ | SUPPL | (OTHER) | ☐ |
| DEF 14A | (PROXY) | ☐ | | | |

OICF/BY: dlw

DAT : 4/14/06

82-34915



AR/S
12-31-05

ANNUAL REPORT 200

morphosys

Engineering the Medicines of Tomorrow

# Product Pipeline

## MorphoSys's Product Pipeline as of December 31, 2005


Research
Pre-clinical
Clinical
MOR 103
MOR 202
Proprietary Therapeutic Antibody Programs
Partnered Therapeutic Antibody Programs


Revenues by Region 2005 (in %)
Other 2%
North America 42%
Europe & Asia 56%


Revenue Split 2005 (in %)
License Fees & Funded Research 65%
Success-Based Payments 21%
Research Antibodies Segment 13%
Grants 1%

# Key Figures

## MorphoSys Group (in million €, except share and personnel data)

| | IFRS | | |
|---|---|---|---|
| | 12/31/2005 | 12/31/2004 | 12/31/2003 |
| **Results** | | | |
| Revenues | 33.5 | 22.0 | 15.3 |
| Cost of Goods Sold | 2.5 | 0.9 | – |
| R&D Expenses | 13.6 | 11.4 | 9.0 |
| S,G&A Expenses | 10.1 | 7.5 | 7.2 |
| Personnel Expenses (Excluding Stock-Based Compensation) | 10.8 | 9.1 | 7.5 |
| Depreciation | 0.9 | 0.7 | 0.5 |
| Amortization of Intangible Assets | 2.7 | 2.0 | 1.5 |
| Profit/(Loss) from Operations | 6.2 | 0.6 | (3.1) |
| EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization, Excluding Stock-Based Compensation) | 10.0 | 4.6 | 1.8 |
| Net Profit/(Loss) | 4.7 | 0.3 | (3.1) |
| **Balance Sheet** | | | |
| Total Assets | 80.1 | 55.8 | 42.9 |
| Cash, Cash Equivalents and Marketable Securities | 53.6 | 37.2 | 23.2 |
| Intangible Assets | 12.4 | 12.8 | 14.5 |
| Total Liabilities | 16.1 | 16.4 | 15.6 |
| Stockholders' Equity | 64.0 | 39.4 | 27.3 |
| **MorphoSys Share** | | | |
| Number of Shares Issued | 6,025,863 | 5,438,852 | 4,901,332 |
| Net Profit/(Loss) per Share (Diluted) (in €) | 0.83 | 0.05 | (0.72) |
| Dividend (in €) | – | – | – |
| Share Price (in €) | 41.32 | 38.10 | 11.14 |
| **Personnel Data** | | | |
| Total Group Employees (number) | 172 | 132 | 95 |

# Expanding Into New Markets

2006 witnessed a substantial expansion of MorphoSys's technologies across a variety of new geographic markets, applications and customers. Expansion into new markets is an important focus of MorphoSys's growth strategy. Thanks to the innovative HuCAL GOLD antibody technology, MorphoSys is establishing itself as a market leader in various antibody markets.

In terms of therapeutic antibodies, MorphoSys has a strong global presence. Of the twenty largest pharmaceutical groups, ten have already decided in favor of MorphoSys's technologies for the purposes of identifying new therapeutic approaches and developing future antibody drugs. MorphoSys will further enhance its position, expanding its footprint in Japan as well as in key markets such as Europe and the U.S.

In the research antibody field, MorphoSys is targeting customers worldwide, with a strong focus on Europe, Asia and the U.S. Additionally, the Company will seek to enter new fields of application – in 2006, MorphoSys obtained its first FDA-approved diagnostic. Moreover, the MorphoSys AbD – Antibodies Direct unit will strengthen its market presence with the combined offerings of the Antibodies by Design, Biogenesis and Serotec brands.

On the basis of profitable growth, MorphoSys intends to further invest in the Company's long-term prospects and establish its proprietary technologies as global market leader in all fields in which it is active.

*MorphoSys is one of the world's leading biotechnology companies focusing on* fully human antibodies. With its proprietary technologies, MorphoSys is developing the next generation of antibodies not only for research and diagnostics purposes, but also as highly effective and precise therapeutics. HuCAL® (Human Combinatorial Antibody Library) is a very powerful technology for the rapid and automated production of specific antibodies. The most distinctive feature of the library is its unique capability to optimize fully human antibodies to predefined specifications, allowing MorphoSys researchers and their partners to "Engineer the Medicines of Tomorrow." MorphoSys has been successful in establishing a number of partnerships with renowned pharma and biotech companies as well as research institutes and universities. MorphoSys's goal is to establish HuCAL GOLD® as the technology of choice for antibody generation in all market sectors.

# Contents


GENERAL INTEREST SECTION
PAGES
1
4
5
8
16
24
30
36
42

MANDATORY SECTION


67 69 70 72 74 76
115 118 120 126 129 132 134 136

# Management Board of MorphoSys AG



**Dr. Marlies Sproll**
Chief Scientific Officer

**Dr. Simon E. Moroney**
Chief Executive Officer

**Mr. Dave Lemus**
Executive Vice President and
Chief Financial Officer

# Dear Shareholders,

After a year in which MorphoSys enjoyed considerable success, I am delighted to be able to present you with our 2005 Annual Report. For MorphoSys, growth in the past year has meant, first and foremost, a fundamental strengthening of our two core business segments. The development of therapeutic antibodies and the marketing of antibodies as high-quality research tools have both advanced significantly, so that for the second year in succession, we achieved an increase in revenues of almost 50 %. After the nominal profit of 2004, the net result in this year, boosted in particular by performance-based success payments from our partners in the core therapeutics business unit, amounted to around € 4.7 million. We enter 2006 stronger than ever before, while growth prospects continue to be very attractive.

In therapeutic collaborations with partners, we have considerably enhanced our market share. With three new partners in 2005, we achieved one of the best annual results in this business segment. Each of these three new partnerships has a special significance for MorphoSys over and above the purely financial aspects.

First, the agreement with Shionogi, one of Japan's top ten pharmaceutical groups, is a breakthrough in a new geographical market for our HuCAL technology: Asia. Japan, in particular, is a very attractive market for both of our business segments and is registering a very encouraging growth rate. MorphoSys laid the foundations for this success in 2004 by entering a strategic marketing relationship with Tokyo-based GeneFrontier Corporation. With GeneFrontier's help, we aim to further develop this market and secure a second Japanese pharmaceutical group as partner in 2006.

Second, our agreement with the pharmaceutical group Eli Lilly in September 2005 brought MorphoSys's last ongoing patent dispute to an end. We have again displayed our ability to resolve a complex issue and, in this case, turn it to our advantage in the form of a new cooperation. Our Company has therefore removed the final area of uncertainty and now enjoys unchallenged freedom to apply and commercialize both the HuCAL technology and products derived from it.



**Dr. Simon E. Moroney**
Chief Executive Officer

Third, in December 2005, we entered an important agreement with the U.S. pharmaceutical group Merck & Co. Merck became the tenth company from the world pharmaceutical industry's top 20 to adopt our proprietary technology in its research and development programs.

The Company's own development programs remain an important, albeit a smaller, part of our overall activities in the field of therapeutic antibodies. It has always been our intention to find development partners for these projects, and we originally wanted to enter a first partnership in 2005. We have very clear ideas as to the form of such an alliance and the conditions under which the projects should be pursued. During 2005, we were not able to match our expectations with those of a potential licensee, and we therefore chose not to partner any of the projects. As a result, we have conducted a thorough review of our own therapeutic antibody development and are taking steps to strengthen this side of the business. More specifically, we intend to focus the majority of our efforts on one of the programs, MOR103–an antibody to treat various inflammatory conditions–in an effort to maximize our chances of success.

The research antibodies business segment gained more in importance for us in 2005 as its contribution to total revenue increased. There are several reasons why the market for research antibodies is very attractive for us, but there was one key argument behind our decision to intensify our investment in this area: MorphoSys is firmly convinced that the market is on the brink of a technological revolution, and will increasingly turn to modern, synthetic methods of antibody development like HuCAL. We are at the forefront of this trend.

The integration of the Biogenesis Group, which was completed during the year, resulted in the creation of a research antibody segment combining two elements: an extensive catalog business and broad customer base with our innovative technology that enables antibodies to be generated more quickly, better and according to precise specifications. MorphoSys intends to exploit this combination to extend the penetration of HuCAL antibodies into the research antibody market. Strong sales and marketing is the key to our ability to succeed in this endeavor, and MorphoSys will avail itself of opportunities to strengthen these areas further. A substantial step was taken with the acquisition of the Serotec Group in January 2006.

A real highlight in 2005 was the appointment of a new Chief Scientific Officer, Dr. Marlies Sproll. It is a decision that I welcome, both professionally and personally. A key aspect of Dr. Sproll's work will be to drive the development of the Company's own technology, so that MorphoSys remains a leader in antibody generation. Dr. Sproll will also focus on strengthening our own drug pipeline in 2006 and beyond.

At the end of 2005, the share price of MorphoSys AG was 8% higher than at the beginning of the year. MorphoSys has firmly established itself in the TecDAX, the important technology index of the Frankfurt Stock Exchange. In a move designed to make it easier for U.S. investors to trade in our shares, we launched an ADR Level I program at the beginning of 2006. Also contributing to an expansion of our institutional shareholder base was the successful completion of a private placement financing during the year, in which approximately 10% of our share capital was placed with predominantly European investors.

MorphoSys starts the year 2006 with confidence and has set itself ambitious goals. In our core business segment, Therapeutic Antibodies, we aim to increase our market share yet further by adding to the already extensive pipeline of partnered projects. We also intend to bring our own therapeutic program forwards. In the Research Antibodies segment, successful integration of the Serotec Group will be the focus of activities in 2006. Altogether, our efforts in the two business segments are focused on near- and long-term growth through intelligent exploitation of our proprietary antibody technologies.

The year 2005 was a very successful one for MorphoSys. I would therefore like to extend my sincere thanks to all employees of the new MorphoSys Group for their dedication and hard work over the past year. At the same time, I look forward to working with our new employees from the former Serotec and Biogenesis companies to continue the MorphoSys success story. Finally, I would particularly like to thank you, our shareholders, for your continued trust and interest in our firm. No doubt you will join me in wishing the Company well for a successful 2006.

S. E. Moroney

Dr. Simon E. Moroney
Chief Executive Officer

## MorphoSys's Presence Worldwide


U.S.A.
EUROPE
JAPAN

In 2005, MorphoSys made significant progress in establishing HuCAL GOLD as a worldwide industrial standard both for the development of therapeutic antibodies and as a key source of research tools. Having acquired and integrated the Biogenesis and Serotec Groups, the Company now has an established international presence, with sites in the United Kingdom and the all-important U.S. market. The combined customer and sales network of the therapeutic and research divisions of MorphoSys now spans the globe. As part of its strategy to penetrate new markets during the year, MorphoSys successfully entered into its first partnership with an Asian pharmaceutical group. MorphoSys's goal is to develop these attractive life sciences markets further and to more firmly establish its HuCAL technology as a recognized, high-quality approach for generating a wide range of antibodies.

# Market and Strategy - Sights Set on Profitable Growth

The pharmaceutical industry continues to show great interest in therapeutic monoclonal antibodies. In fact, the potential benefits, as well as the therapeutic success of this class of drugs, have, at times, exceeded even the pharmaceutical industry's expectations. In 2005, the 17 antibody drugs currently approved for the market generated total sales of approximately US$ 12 billion – a year-on-year growth of around 20%. This growth has spurred numerous pharmaceutical companies to increase their investments in the sector, resulting in a higher profile for MorphoSys. For example, MorphoSys signed three new partnerships in 2005 and significantly extended four existing collaborations. Going forward, the Company will capitalize on the strength of its antibody partnership core business to take significant steps into new markets. In this way, MorphoSys should be able to leverage its longer-term growth opportunities, while also reducing overall risk.

In 2004, MorphoSys reached a financial inflection point, posting a net profit for the first time. In 2005, the Company's goal was to increase its profit significantly. MorphoSys subsequently reported a net profit of € 4.7 million on total sales of € 33.5 million, a 15-fold increase over 2004.

That said, MorphoSys continues to see itself as a technology-oriented, high-growth company. As such, the Company needs to explore new paths to exploit its potential for further growth. Lucrative opportunities – due to new regional markets as well as to new applications for proprietary technologies and products – exist in both main business segments in which MorphoSys currently operates: therapeutic antibodies and research antibodies. Thus while the Company's goal is to grow rapidly, and maintain profitability in order to remain independent of the capital markets, it also plans to reinvest a portion of this profit in order to grow.

## Strength of Core Business with Therapeutic Agents



**Barbara Krebs**
Senior Director, Head of
Business Development

The successful development of MorphoSys's core therapeutic antibody business in 2004 continued unabated in 2005. During the year, the Company announced three new key licensing agreements with top pharmaceutical companies: Eli Lilly & Company, Merck & Company, Inc., and Shionogi & Co. MorphoSys also significantly expanded its existing collaborations with Bayer and Boehringer Ingelheim. Both have secured access to MorphoSys's HuCAL GOLD technology for the next five years, as well as the right to initiate new therapeutic projects, in addition to projects already in development.

New therapeutic antibody projects have already begun with existing partners, Schering AG, Centocor, Inc., and others. Overall, MorphoSys's drug pipeline grew from 24 to 29 active partner projects by the end of 2005 – the third successive year of growth. At the time of writing, additional projects in our portfolio are nearing the clinical development stage – a point at which MorphoSys would benefit financially from substantial milestone payments. All in all, MorphoSys considerably raised its market share in the therapeutic sector during the past year, and ten of the 20 biggest pharmaceutical groups are currently working with our technologies.

As mentioned earlier in this report, the overall market for therapeutic antibodies developed positively in 2005. Even negative reports such as the withdrawal from the market of the multiple sclerosis drug Tysabri® – distributed by Biogen Idec and Elan – at the end of February 2005 cast no more than a fleeting cloud over the sector's prospects. Although no new therapeutic antibodies were approved in 2005, total sales for the 17 antibody drugs currently on the market increased by 20 % over the prior year to approximately US$ 12 billion. Six of these antibodies achieved blockbuster status, with annual sales for each in excess of US$ 1 billion. Other antibodies are fast approaching this target.

It is, therefore, no surprise that leading pharmaceutical companies are keen to invest in this class of drugs and related innovative technologies which offer such major benefits. This is illustrated by three industry acquisitions last year. In July 2005, pharmaceutical group Roche acquired the Swiss-based GlycArt Biotechnology AG for approximately € 150 million in an effort to develop its expertise in therapeutic antibody research. In August 2005, Pfizer paid an undisclosed sum to acquire the privately held Bioren, Inc. Pfizer described the acquisition as a step towards accelerating the development of targets for therapeutic antibodies as well as improving existing candidates which would strengthen Pfizer's commitment to the field of therapeutic antibodies. Both acquired companies had developed technologies that may further improve the effects of therapeutic antibodies. Last but not least, in December 2005, Amgen announced the acquisition of Abgenix for almost US$ 2.2 billion.

These three transactions are solid indications of the pharmaceutical industry's interest in this class of drugs and the confidence placed in the future of this business segment. As a result, MorphoSys believes itself to be ideally positioned to participate in this trend on a long-term basis.

## Foothold in Japanese Market

In 2005, MorphoSys achieved a major milestone toward its goal of expanding into Asia and the Japanese market in particular. At the beginning of September 2005, MorphoSys signed a three-year agreement with the Japanese pharmaceutical group Shionogi&Co. Currently the eighth most important pharmaceutical company in Japan based on annual sales, this is the first therapeutic partner in the Far East to use the HuCAL GOLD antibody library to support its own pharmaceutical research.

The inflection point for development of the Far East pharmaceutical market occurred in September 2004. At that point, MorphoSys had already received its first orders from Japan, thanks to its Antibodies by Design business unit. However, the Company had not managed to form a collaboration with an Asian pharmaceutical group. To do this, MorphoSys signed with a local partner—the Tokyo-based GeneFrontier Corporation. Approximately one year later, combined efforts to develop growth opportunities for MorphoSys in Japan and to establish HuCAL as a well-known brand for antibody development led to the agreement with Shionogi.

After the U.S., Japan is the second largest national pharmaceutical market in the world. In 2004, the country's ten most important pharmaceutical groups generated sales of approximately US$ 38 billion. At the same time, they invested over US$ 6.5 billion in internal research. However, in recent years, foreign companies such as Pfizer, Roche and Novartis have managed not only to obtain market share, but also to increase their influence in the Japanese market. The Japanese industry is currently in the process of liberating itself from this pressure. To do so, companies are merging to form larger entities, while also consolidating their own internal research efforts. Numerous groups, including Shionogi, have initiated programs to modernize the technology involved in the research and development of drugs. Based on this, MorphoSys recognizes a unique opportunity to expand its presence in Japan.

In addition to the pharmaceutical landscape, Japan's burgeoning life sciences market represents another opportunity for growth. While the number of biotechnology companies in Japan is still limited, industry sources estimate that the number will multiply quickly over the next five years. The fact that academic research organizations in Japan receive subsidies from the government is particularly significant. The ability for MorphoSys to forge new partnerships with Asian pharmaceutical and biotechnology companies is, therefore, increasing as is the number of potential customers for its research antibodies business.

**List of Top Ten Pharmaceutical Companies in Japan (by Sales 2004)**

| | Turnover in billion US$ | R&D Cost in billion US$ |
|---|---|---|
| 1. Takeda | 8.2 | 1.2 |
| 2. Astellas[1] | 6.9 | 1.4 |
| 3. Daiichi Sankyo[2] | 5.5 | 1.1 |
| 4. Esai | 5.0 | 0.720 |
| 5. Otsuka | 3.7 | 0.500 |
| 6. Chugai | 2.6 | 0.450 |
| 7. Mitsubishi Pharma | 1.8 | 0.480 |
| **8. Shionogi** | **1.6** | **0.280** |
| 9. Ono | 1.3 | 0.250 |
| 10. Tanabe | 1.3 | 0.230 |

[1] Merger between Yamanouchi and Fujisawa
[2] Merger between Sankyo and Daiichi Pharmaceuticals

## Expansion in Research Antibodies Segment

In 2005, MorphoSys made its first ever company acquisition in the shape of the Biogenesis Group. Integration was effectively completed within nine months. The acquisition, an important and forward-looking step in terms of MorphoSys's company development, was instrumental in establishing a powerful research antibodies segment for the Company. For MorphoSys, the new Research Antibodies business unit is a strategically significant additional source of revenue that supplements the business with therapeutic antibodies. Going forward, MorphoSys plans further consolidation, while establishing the unit as a platform for continued growth. In line with this strategy, MorphoSys acquired the Serotec Group in January 2006. Serotec was one of the top three research antibody suppliers in Europe and the combined company can be considered one of Europe's leading dedicated supplier in this space.

In 2005, research antibodies generated sales of € 4.3 million, representing 13 % of MorphoSys's total sales and up about 440 % compared to 2005.



**Dieter Lingelbach**
Senior Vice President, Head of AbD, Managing Director MorphoSys UK Ltd.

**Joanne Crowe**
Senior Director Head of Sales and Marketing, AbD

**Dr. Achim Knappik**
Senior Director, Head of R&D, AbD

## A Market in Upheaval

The research antibodies market is currently undergoing a period of technological and structural upheaval. MorphoSys views these developments as strong incentives to remain active in the market and as excellent opportunities for future growth.

Until recently, all research antibodies were developed using outdated, animal-based technologies—a method which has proven less than ideal from both an end-product and timing perspective. For today's customers, speed and diversity of the product range are becoming increasingly important, and these are both areas of particular advantage for MorphoSys's proprietary technology. Modern research is also constantly discovering new proteins, representing potential target molecules for scientists. New research antibodies are, therefore, needed if these proteins are to be characterized. MorphoSys is confident that the market as a whole is ready for a technological shift and that in the mid to long term, animal-based methods will be replaced by *in vitro* approaches such as the Company's HuCAL GOLD technology. MorphoSys is at the forefront of this change.

It is not only the technology, but also the structure of the heavily fragmented market for research antibodies that is evolving. Consolidations are expected in the next few years, whereby the currently large number of suppliers will merge to form a smaller number of larger entities. One example of such consolidation in 2005 was provided by Invitrogen Corp., based in the U.S., one of the largest suppliers of research tools of any kind. During the year, Invitrogen acquired three research antibody companies: BioSource International, Caltag and Zymed Laboratories. For these acquisitions, Invitrogen invested a total of US$ 210 million.

## Rebranding: AbD—Antibodies Direct

At the end of the third quarter of 2005 and only nine months after the acquisition, MorphoSys had largely completed the integration of the Biogenesis Group. The division now markets MorphoSys's core technology for research antibodies using a clear strategy targeting the main sectors of this market. The "Research Antibodies" combined business unit currently includes the three brands "Antibodies by Design", "Biogenesis" and "Serotec". Going forward, all three research antibodies business units will operate under the umbrella brand "AbD—Antibodies Direct".

## Focus on Main Market Segment

The research antibodies market overall has posted growth rates of about 10–15% per year over the last years. Scientists around the world are currently spending more than US$ 800 million annually on such tools.

MorphoSys's Research Antibodies business unit is currently active in three market segments. First, Biogenesis offers its customers ready-made **research antibodies in stock** via a sales catalog and a global distribution network. This catalog business is the largest segment in the research antibodies market. In addition to representing a growing branch of business, it is also a potential portal through which to access other business sectors in the future.

MorphoSys has also been active in the field of modern, customer-specific research antibodies since the founding of our Munich-based Antibodies by Design business unit in 2003. This business unit supplies **newly developed antibodies based on our HuCAL technology** to customers around the world who wish to investigate a novel protein using specific research antibodies that cannot be found in any sales catalog. Customers include scientists at universities and other research institutes, as well as scientists involved in pharmaceutical and biotechnology research. Existing Biogenesis customers interested in new research antibodies also have the opportunity to use services provided by the Antibodies by Design business unit. This new option has been well received and has resulted in new orders for MorphoSys's products from the Biogenesis sales network.

MorphoSys intends to use its HuCAL technology to introduce additional new products at Biogenesis. Over the last few months, Antibodies by Design and Biogenesis have worked together proactively to develop the first HuCAL-based antibodies against new target molecules, which have been incorporated into the sales catalog. Some of the recombinant research antibodies were identified as part of Antibodies by Design's active research partnerships with other companies.

The third market segment for this division is the **contract antibody manufacturing service** for major customers. In this segment, Biogenesis manufactures antibodies on a large scale, from 10 mg to 10 g, in accordance with customer specifications. Thanks to the acquisition of the Biogenesis Group, MorphoSys has added several key customers in this field to its customer base.

016

# ANTIBODIES

## IN THERAPY AND RESEARCH









MorphoSys is currently active in two areas, therapeutic antibodies and research antibodies. In the therapeutic sector, MorphoSys is developing new antibody-based drugs, both for its own account and in collaboration with partners. In the research sector, MorphoSys is a major provider of antibodies and related technologies which are used as tools to support scientific research. Since HuCAL GOLD, MorphoSys's core technology, is the source of highly specific antibodies for both markets, the Company is able to participate in the growth of both sectors. HuCAL antibodies function in various ways to meet the demands of biological research, diagnosis, and therapy.

Antibodies can accurately find and detect almost any molecule. These binding partners, also known as target molecules or antigens, are often parts of proteins, which are the most important components of living cells. Antibodies are therefore ideal "search engines" for detecting minuscule amounts of a particular target molecule, and are used daily as tools, or reagents, in research laboratories worldwide. In 2004, researchers spent approximately US $ 800 million on antibodies.

Antibodies also play a crucial role in diagnosing various conditions, such as testing blood serum for the presence of various pathogens. Arguably their most important application is as drug treatments. Companies must invest in many years of intensive research and trials as well as meeting part of the high development costs before an antibody is approved for use as a therapeutic agent. At the moment, 17 antibodies are available as drugs.

# Antibodies in Research and Diagnosis



Testing for autoimmune diseases
8.
1.
Allergy tests
Testing the thyroid function
7.
BSE testing and research
6.
2.
Testing for HIV and other infectious diseases
Biochips for protein research
5.
3.
Pregnancy testing
4.
Environmental analysis such as pesticide testing




## Antibodies as Tools in Basic Research and Diagnostics

All methods of discovery in biotechnology and medicine are based on an understanding of fundamental biological processes and living systems. Which structures in the cells of living organisms carry out which functions? How do these structures communicate with each other and how is their malfunction connected with particular diseases? How do chronic diseases such as cancer or Alzheimer's disease develop?

Antibodies lie at the heart of the various laboratory techniques used to address these questions. They are powerful tools in basic research because they recognize their antigens with outstanding specificity. This allows researchers to identify molecules that cannot be seen with the naked eye, and, by manipulating these molecules, to draw conclusions about the function of proteins of interest.

Antibodies are also routinely used for verification in various areas of diagnostics and analysis. Common applications include the detection of viral or other types of infection, recognition of allergies, and measurement of hormone levels in blood. They are also used in environmental analysis to provide evidence of contamination or the presence of harmful chemical substances.

## Antibodies to Fight Disease

Antibodies are an essential component of the human immune system. Using antibodies to fight disease is a logical extension of their natural role, and researchers have been working on such applications for decades. All therapeutic applications of antibodies are based on their ability to recognize specific target molecules. For example, antibodies use a variety of methods to recognize and attack tumors.





# Antibodies Help to Recognize Illnesses

019


Viral protein
1. Antibody
2. Antibody with enzyme

Testing for infections is often performed by testing for antibodies produced in response to an infectious agent, rather than by testing directly for the infectious agent. An example of such antibody-based diagnostic tests is the ELISA (Enzyme-Linked Immunosorbent Assay), which is used in the study of HIV and other viral infections. The base of a reaction vessel is coated with viral protein and the blood of the patient is tested. After several washing steps, antibodies only remain behind in samples from infected patients. These antibodies are detected using a second antibody, which is linked to an enzyme detection system that produces color in the final reaction step.

# 020

## How Therapeutic Antibodies Work

Antibodies use different strategies for fighting disease.


Effector cell
Target cell
Reactive cell
Cross-Linking

Basic research has shown that it is often possible to identify malignant cells through molecules on their surface, known as target molecules. Antibodies can be used to recognize and attack cells that carry characteristic target molecules. MorphoSys is able to identify a target-specific antibody with this ability of the HuCAL GOLD antibody library. To fight cancer, therapeutic antibodies are carried in the bloodstream to the tumors and bind their target molecules. The fact that they bind labels the tumor cells as unhealthy, and this stimulates other components of the immune system, such as phagocytes, to attack these cells. An example of this type of therapeutic antibody is the MOR202 anticancer antibody from MorphoSys.

Many diseases arise not from an individual unhealthy cell, but from an undesired interaction among cells or from misguided communication, which is normally mediated by messenger molecules. Drugs based on antibodies can also attack these types of disease by inhibiting, or blocking, the interaction between molecules or cells.

Another mechanism exploits the characteristic surface antigens displayed on the surfaces of unhealthy cells in a different manner. Antibodies bind and link these surface antigens together. This process triggers the cells to die or self-destruct, and they undergo processes known as necrosis, programmed cell death or apoptosis. The HuCAL antibody 1D90C3, developed in collaboration with GPC Biotech, is used in an application of this type.







The applications of therapeutic antibodies can be expanded by "arming" the antibodies. Antibodies can be armed by being coupled to a second entity, such as a radioactive molecule or a cytotoxic agent. Examples of armed antibodies include the anticancer antibodies Zevalin® and Bexxar®, which are coupled to radioisotopes. The antibodies act as messengers that transport the radioactive material to the target cells, which in this case are B cells that have undergone genetic alterations and thus became tumor cells. The amount of radioactivity used is carefully regulated and minimized, which also minimizes the exposure of other healthy tissues to radioactivity. A similar mechanism is applied in the antibody Mylotarg®, which is directed against lymphoma cells and is coupled to a chemotherapeutic agent. The antibody binds the surface protein of a cancer cell and enters the cell's interior. The chemotherapeutic agent acts here and the unhealthy cell is destroyed.

## Antibodies Explain the Basis of Life

Fluorescence microscopy is a frequently used scientific technique that uses antibodies to visualize proteins in cells or even in whole tissues (immunohistochemistry). The technique is performed using very thin slices of a tissue sample or even single cells, which the antibodies can penetrate. The antibodies are coupled with a fluorescent dye, which can be excited by a laser and visualized under a specialized microscope. In this figure, the antibodies are binding to and labeling the cellular cytoskeleton.




Cellular cytoskeleton
Dye
Antibody

MorphoSys's HuCAL technology provides universities, research institutes as well as the pharmaceutical and biotechnological industries with superior research tools.


26300981-42


Immunohistochemistry

Every year, researchers invest over US$ 800 million in antibodies as important tools to support their analyses and experiments. In the past, these antibodies were based on outdated technologies. MorphoSys believes it can reshape this still-growing market with the modern HuCAL GOLD technology.

Antibodies can locate and label the most minute amounts of a substance with extraordinary precision. Proteins, in particular, the most essential components of living cells, have a decisive role to play in modern life sciences.

# HuCAL Technology – The Road to Industry Standard

Understanding of the causes of diseases, as well as opportunities for early detection, diagnosis and treatment are improving daily. This progress is driven by basic research conducted at universities and research institutes worldwide, and by application-specific research carried out by the pharmaceutical and biotechnology industries. However, the improved knowledge of the most suitable strategies for attacking relevant target molecules increases the demands placed on antibodies and on the suppliers of antibody technologies. Although a few systems are capable of producing fully human antibodies, only the HuCAL GOLD technology provides more flexibility and greater potential for optimization to enable researchers in the pharmaceutical industry to meet these requirements. Therefore, we believe it is the most advanced technology available to meet the constantly growing demands of the life sciences industry.

### MorphoSys Antibodies Enter the Clinical Phase

MorphoSys's main sources of revenues in 2005 were collaborations in therapeutic applications with partners from the pharmaceutical industry. At the end of 2005, MorphoSys had 29 active antibody programs with its partners in various phases of development. In February 2005, the drug candidate 1D09C3, resulting from the collaboration with GPC Biotech, became the first HuCAL antibody to enter a phase 1 clinical study. At the beginning of 2006, MorphoSys's partner Roche followed with an antibody intended for treatment of Alzheimer's disease. This means that two projects based on MorphoSys's technology are currently approved for testing in human patients. The launch of clinical studies is an important step for MorphoSys: investors measure the maturity and value of a drug pipeline on the basis of the number of projects in the clinical phase, as these projects involve products that are closer to being marketed. Furthermore, attractive, success-dependent clinical milestone payments are made to MorphoSys at the beginning of the clinical phase.

### Most Recent Clinical Study: Antibody Against Alzheimer's Disease

For more Information regarding Alzheimer's disease and MorphoSys's collaboration with Roche please see also the interview with Dr. Andrew Sleight, Head of Central Nervous System Research at Roche an pages 30-33

A therapeutic candidate developed by the Roche pharmaceutical group to treat Alzheimer's disease is the second antibody from the HuCAL library to enter clinical development. Alzheimer's disease is one of the greatest threats facing aging industrial societies. Estimates suggest that around one million people in Germany alone are living with this form of dementia. In the U.S.A., this figure is close to five million. There is currently no cure for Alzheimer's disease, only the possibility of slowing its progression. In 2005, the memantine class of drugs currently used for treatment of Alzheimer's disease generated revenues of around US$ 660 million, and this category of treatment alone is forecast to achieve a market volume of US$ 1 billion over the next few years. However, memantine drugs have poor selectivity in their mode of action, so their use is associated with severe side effects. They can therefore only be administered in small doses, which limits the benefits of the treatment. The antibody identified during the collaboration with Roche attacks the abnormal build-ups of the amyloid beta protein in the cerebral tissue that are characteristic of Alzheimer's disease. The international Alzheimer's research community has identified the breakdown of these deposits as a promising starting point for treatment. Removal of the amyloid beta deposits has been linked to improved cognitive functioning.

The HuCAL-based antibody, 1D09C3, is intended to improve the therapy of various types of leukemia and lymphoma. Each year, more than 50,000 people in the U.S.A. and approximately 65,000 in Europe are diagnosed with non-Hodgkin's lymphoma. After GPC Biotech received approval for clinical studies in Switzerland in December 2004, the MorphoSys partner undertook a first phase 1 study at the Oncology Institute of Southern Switzerland. This was followed in August by approval for a second center in Italy and the launch of a study in Milan's Istituto Nazionale dei Tumori. In November 2005, GPC Biotech was granted approval for clinical studies in Germany. The study to be carried out at the University Hospital in Cologne is intended to determine the safety of and tolerance to the antibody in patients, as well as providing recommendations concerning dosages and the application scheme to be used in more extensive phase 2 studies. Thus, the phase 1 study program involving approximately 28-43 patients has been successfully launched in three countries.

## Intellectual Property Secure



**Stephen S. Yoder**
Senior Counsel,
Head of Licensing and
Intellectual Property

It is extremely important for research companies such as MorphoSys to be able to protect their own inventions. MorphoSys is constantly involved in patent protection and is steadily strengthening its position with new patent applications in order to consolidate the legal protection of its technology. In an industry as competitive as biotechnology, patent disputes are inevitable. In September 2005, MorphoSys settled its latest patent dispute with Applied Molecular Evolution (AME), a wholly owned subsidiary of the pharmaceutical group Lilly, under attractive terms. With the settlement, MorphoSys is not involved in any patent infringement claims from any party for the first time in its history as a public company.

### Patent Dispute Settled and New Partner Acquired

The settlement secures MorphoSys the right to develop and investigate certain recombinant peptide and protein collections using the AME technology, as well as the right to market all resulting products. At the same time, Lilly received a four-year license to use HuCAL GOLD technology in their research and development projects. For all therapeutic antibodies developed by Lilly within the scope of the agreement, Lilly is to pay exclusive license fees, milestones and royalties on end products. Therefore, in settling the patent dispute, MorphoSys also acquired a new partner in Lilly, which is one of the world's 20 largest pharmaceutical groups. Ten of these companies, including Lilly, are now working with MorphoSys's technologies.

The unchallenged patent position means that MorphoSys now also enjoys greater flexibility in planning future generations of the proprietary HuCAL antibody library. This is because the settlement also includes the future use and marketing of all versions of the HuCAL libraries by MorphoSys or its partners.

### First Patent for CysDisplay in Australia

In addition to settling the final pending patent dispute, MorphoSys has further consolidated its patent position by obtaining new patents for the Company's proprietary technologies. MorphoSys has been granted a patent in Australia as well as a new patent for the HuCAL technology in the U.S.A. The patent granted by the Australian patent office in May 2005 protects the CysDisplay technology – a fundamental component of MorphoSys's proprietary HuCAL GOLD antibody library. As a result, MorphoSys has been granted a total of 14 patents, with more than 40 applications currently being processed worldwide.

## Systematic Further Development of Technology

The field of antibody generation and development is characterized by ongoing technological progress. MorphoSys's HuCAL GOLD technology is currently the most advanced technology in this sector and its market share is growing steadily. However, it is strategically important for the Company to defend its technological advantage over competitors in the future. For this reason, MorphoSys tracks all innovations and seminal technological trends with the aim of continually expanding and modernizing its technology.

**Dr. Armin Weidmann**
Director R&D

**Dr. Margit Urban**
Senior Director R&D

**Dr. Markus Enzelberger**
Senior Director R&D

**Dr. Ralf Ostendorp**
Senior Director R&D



### Innovative Bacterial Production Systems

One of the measures taken in 2005 to advance the Company's proprietary technology was a feasibility study with Wacker Biotech on the production of antibody fragments, which was completed at the beginning of November. The patented Wacker technology is a secretion system based on the bacterium *Escherichia coli*. It functions differently to all previously used bacterial systems in which the antibodies are enriched within the bacteria producing them. The bacteria have to be destroyed before the product can be obtained. However, using the Wacker system, the protein of interest is passed into the surrounding culture medium by the bacteria during the production process, or fermentation. Until now, Wacker has used the system to produce proteins with simple structures. The study commissioned by MorphoSys proved for the first time that it is also possible to produce antibody fragments using this system. This is remarkable as their structure is considerably more complex, consisting for example of two different subunits. The Wacker system will enable MorphoSys to produce antibody fragments in larger quantities and much more easily in the future, which will be more cost-effective. These fragments can be used for diagnostic and therapeutic purposes, both for MorphoSys's own projects as well as for therapeutic projects conducted with partners. MorphoSys has also acquired the relevant research licenses from Wacker. For the development of research antibodies such improvements in production methods promise a decrease in production costs, as well as increased profit margins.

### Production in Human Cell Lines

In addition to production in bacteria, production in human cell lines is an important method for MorphoSys. As well as producing a very high yield of the complete antibody molecule, a human cell line ensures the antibodies are glycosylated in a human pattern–glycosylation is a natural process in which a protein is modified with sugar molecules. In this way, HuCAL antibodies, which already have fully human amino acid sequences, will resemble even more closely their natural counterparts. In 2004, MorphoSys acquired rights to work with the human cell lines HKB11 from Bayer AG and Per.C6 from Crucell N.V. Both cell lines are now being intensively studied in various areas of application for the production of antibodies. This provides MorphoSys, as well as the Company's present and future partners with an extensive range of production methods.

## New Lead Compound MOR103



**Dr. Robert Friesen**
Director, Head of
Pre-clinical Development

As a result of the strategic review process initiated in 2005, MorphoSys decided to focus the majority of its efforts on its anti-inflammatory compound MOR103 as new lead compound in the indication of rheumatoid arthritis. MOR103 targets inflammatory diseases such as psoriasis, multiple sclerosis, inflammatory bowel disease, asthma, and especially rheumatoid arthritis, where MorphoSys sees a huge potential for additional innovative therapies. Pre-clinical development of the compound started in March 2006. After completion of pre-clinical testing, MorphoSys will provide all necessary information to regulatory authorities and ethics committees within the second half of 2007 to start human trials. The Company intends to evaluate the clinical efficacy of the compound.

The fully human HuCAL antibody MOR103 is directed against an undisclosed target. Rheumatoid arthritis is a chronic disease, mainly characterized by the inflammation of the lining of the joints. It can lead to long-term joint damage, resulting in chronic pain, loss of function and disability. The disease affects approximately 4–6 million people worldwide. The current standard of care amongst biologicals are the anti-TNF therapies, namely Enbrel®, Humira® and Remicade®. While these compounds have been successful, there is a clear need for alternatives. In addition to concerns about potential long-term toxicity associated with anti-TNF approaches, the fact is that 50% of patients no longer respond to their anti-TNF therapy after two years of treatment. Doctors are therefore constantly looking for new modalities, and MorphoSys believes MOR103 offers this potential.

With regard to its other existing therapeutic antibody programs, MorphoSys decided to discontinue further development of its anti-ICAM program, which consists of the MOR101/MOR102 therapeutic antibody projects. With regard to MorphoSys's cancer-related antibody program MOR202, the Company intends to generate additional pre-clinical data around this project, which will determine further steps.

## New Areas of Application for HuCAL Antibodies

With the Antibodies by Design initiative launched in 2003 and the acquisition of the Biogenesis Group in 2005, MorphoSys gained a foothold in the market for research antibodies. Research antibodies are used for a very wide range of applications. It is possible that antibodies originally used in research projects by customers of Antibodies by Design and Biogenesis will be commercially developed after successful trials for diagnostic or even therapeutic use. The relevant rights would then need to be secured by a developer by taking a commercial license from MorphoSys. In January 2006, MorphoSys has acquired the Serotec Group of companies, which will be integrated in the MorphoSys Research Antibody segment during 2006.

**HuCAL Antibodies in Biochips**

Together with the Natural and Medical Sciences Institute at the University of Tübingen and ProQinase GmbH, MorphoSys's Antibodies by Design division implemented a joint research project in the summer of 2005. The goal of the collaboration is the analysis of all human protein kinases. Protein kinases are highly promising targets for the treatment of various diseases such as cancer, inflammation, and cardiovascular diseases, and research on these molecules has consequently received intense investment. Although more than 500 protein kinases have currently been identified, there is a shortage of antibodies to examine the majority of them. Antibodies by Design aims to generate around 250 new antibodies against these proteins. The collaboration between the three partners aims to produce a biochip—a miniaturized analysis system—which will enable the function of all protein kinases to be determined individually. The project will be supported by the German Federal Ministry of Education and Research with a grant of approximately € 2 million over the next three years.

**HuCAL Antibodies in Tumor Research**

Antibodies by Design and Armbruster Biotechnology GmbH launched a joint research project in April 2005 to explore new therapy opportunities against bone cancer metastasis, a life-threatening disease associated with various advanced cancers. This project is also supported by the German Federal Ministry of Education and Research with a grant of approximately € 1 million. Bone metastases develop from tumor cells that spread through the body and then settle in the bone marrow. The resulting bone tumors are among those tumors with the smallest chance of healing. The project will explore the effectiveness of a specific antibody in preventing the formation of bone metastases and the destruction of existing tumors. The antibodies from MorphoSys's HuCAL GOLD antibody library should identify tumor cells via the tumor-specific Bone-Sialo-Protein (BSP) and thus make them treatable.

**HuCAL Antibodies in HIV Research**

Results published in November 2005 showed that antibodies of an Antibodies by Design customer have achieved very promising results in a project exploring HIV infections. Researchers at the U.S.-based National Institute of Diabetes and Digestive and Kidney Diseases (NIDDK) analyzed eight antibodies from MorphoSys's HuCAL GOLD library for their ability to prevent HIV-1 virus particles from infecting their target cells. In a special test procedure, two antibodies displayed promising results and blocked the process in which the virus merges with healthy cells.

# Interview with Dr. Andrew Sleight

**Head of Central Nervous System Research, F.Hoffmann-La Roche**

On January 25, 2006, the MorphoSys partner Roche filed all necessary applications to commence a European phase 1 clinical trial with a HuCAL-derived antibody to treat Alzheimer's disease. An international study has shown that Alzheimer's disease costs US$ 130–150 billion worldwide, and is consequently one of the greatest burdens on our health system. Currently available therapies range from being inadequate to ineffective.

Dr. Andrew Sleight joined Roche as a Laboratory Head in February 1993. In 2003 he became responsible for the global strategy for Neuroscience Research and the Neuroscience Portfolio at Roche with staff in Basel, Switzerland, and Palo Alto (California/U.S.A). Prior to joining Roche he held various research positions in the U.S, England and France. Dr. Sleight is married and has two children.



**MorphoSys** What was Roche's main aim when it began the project, and why was MorphoSys involved?

**Dr. Sleight** There is an enormous unmet need to combat this illness. Worldwide, approximately 3 % of those over 60 suffer from Alzheimer's. The likelihood of developing dementia increases with increasing age—one in five people over 80 is afflicted. Alzheimer's disease is therefore one of the main focuses of central nervous system research at Roche. We are working on various approaches to explore new ways of treating this illness. One very promising therapeutic approach requires antibodies that can bind certain protein deposits in the brain with high specificity. We identified MorphoSys's HuCAL technology as the most appropriate technology for this purpose.

**MorphoSys** What happens to people when they develop Alzheimer's?

**Dr. Sleight** Initially, people often have problems with their memory. They gradually develop difficulties with other mental tasks, such as recognizing situations, objects, or familiar people. They can suffer from severe mood swings and may become depressed or lose touch with reality, suffering from delusions. Patients undergo personality changes and their personal relationships suffer. In the final stages, they find even simple, everyday tasks such as washing and dressing more difficult or may be completely unable to manage them. Alzheimer's disease is not yet fully understood, but various hallmarks are associated with it. During the illness, certain nerve cells become functionally impaired and eventually die off. The brains of Alzheimer's patients characteristically contain enormous deposits of a protein, beta amyloid, in a form known as plaques. Many studies indicate a connection between these plaques and disease symptoms. Dissolving these plaques is therefore potentially a way of treating the disease.

**MorphoSys** How is Alzheimer's disease currently treated and why are new drugs needed?

**Dr. Sleight** There are various treatments for Alzheimer's disease: for example, it can be treated with drugs that reduce the breakdown of the transmitter acetyl choline in the brain, which improves patients' general performance. However, these drugs can only temporarily delay the cognitive impairment for about six to twelve months and are not interfering with the progression of the illness. Another class of compounds, those based on the drug memantine, attempt to maintain the learning capacity of the brain. Other symptoms of the disease, such as restlessness, depression, or aggressive behavior can be treated with various antipsychotic drugs. There is no cure yet, since all these approaches do not treat the underlying cause of the problem but only try to reduce the symptoms. What's more, these treatments become less effective after only a few years.

**MorphoSys** What more can the therapeutic antibody do?

**Dr. Sleight** The problem is the need to go deeper into the possible causes of the illness, rather than to treat it superficially. The antibody was developed to specifically attack the plaques of beta amyloid protein in patients' brains. It is administered intravenously as a drug and transported into the brain through the bloodstream. It binds the plaques in the brain and helps the body to break them down.

**MorphoSys** What is the particular challenge in developing an antibody against Alzheimer's disease?

**Dr. Sleight** The main obstacle to such an approach is the brain itself. The human brain is surrounded by a protection mechanism, known as the blood-brain barrier, which prevents various substances from leaving blood capillaries and gaining access to the brain. For many years, scientists believed that this barrier could not be crossed by large molecules such as antibodies. However, it has been shown that antibodies can in fact penetrate into the brain—admittedly only about 0.1 % of the amount administered. It is therefore essential for this therapeutic approach that the antibodies are highly effective and bind their target molecules very strongly.

**MorphoSys** Are there other approaches to the treatment of Alzheimer's?

**Dr. Sleight** There are methods to immunize Alzheimer's patients against beta amyloid protein or parts of it. This approach also involves antibodies against beta amyloid produced by the patient's own immune system. However, this strategy suffered a setback in 2002 when a vaccine failed in clinical trials. Although the vaccine improved some of the patients' conditions and also caused the plaques to be broken down, many patients developed severe side effects of brain inflammation. This inflammation was a direct result of immunization. If purified antibodies are given, this problem should disappear.

**MorphoSys** What has Roche achieved so far by using an antibody?

**Dr. Sleight** The successes that Roche has shown so far are from early laboratory experiments and also from an animal model for Alzheimer's disease. The antibody dissolved aggregates of beta amyloid molecules in a test tube. Most significantly, the antibodies bound with very high specificity to amyloid plaques in tissue slices taken from Alzheimer's patients. To build on this success, the human antibody was also tested in a living system. In the studies conducted by Roche, a mouse model of Alzheimer's disease was used. The antibody accumulated in the brain of these animals and efficiently bound amyloid plaques with high selectivity. Additional studies have shown that the antibody is effective in breaking down amyloid plaques.

**MorphoSys** How is the first clinical study of the antibody designed and what will it show?

**Dr. Sleight** The goal of a phase 1 study is generally to establish safety and tolerability of new drug candidates. Side effects will therefore be studied in a relatively small number of patients. Furthermore, the first results of the study will show how often and in what amount the drug should be administered to optimize its effects.

**MorphoSys** Thank you very much for the interview, Dr. Sleight.

034

Specific antibodies from MorphoSys's HuCAL technology are able to explore a wide range of questions related to diagnostics and analytics.



Antibodies have been used for decades in the various fields of diagnostics and analytics. In diagnostics, they investigate whether a patient is infected with viruses or other pathogens. New areas in which HuCAL antibodies could be used are environmental analytics and the development of safety systems, including the detection of explosives and drugs.

MorphoSys's antibodies assist in detecting the most minute particles of viruses and other sources of infection in human blood. This ascertains whether a patient is healthy or sick. By doing so, they provide the basis for speedy treatment.


Enzyme
HuCAL antibody
Protein
ELISA assay

# The MorphoSys Share

The performance of the global stock markets varied widely in 2005. Negative factors, including high oil prices, a weak dollar, fear of inflation, and natural disasters such as Hurricane Katrina, caused uncertainty across the markets. However, the key stock indices, including the DAX, the Dow Jones and the Nikkei, rose over the course of the year.

**The MorphoSys Share**

(January 2, 2005 = 100)


130
120
110
100
90
80
70
JAN
FEB
MAR
APR
MAY
JUN
JUL
AUG
SEP
OCT
NOV
DEC
MorphoSys
TecDAX
NASDAQ Biotechnology Index

The pharmaceutical and biotechnology sectors were affected by a number of factors. Biotechnology stocks in particular suffered several setbacks with the NASDAQ Biotechnology Index not showing an overall rise until the second half of 2005. While pharmaceutical stocks mainly increased in value, the uncertainty surrounding drug safety, especially after the withdrawal of the painkiller Vioxx® in fall 2004, had a negative effect.

**Key Data for the MorphoSys Share in 2005**

| | |
|---|---|
| Share Price as of December 30, 2005 | € 41.32 |
| High (2/14/2005) | € 44.69 |
| Low (4/28/2005) | € 28.20 |
| Shares Issued as of December 30, 2005 | 6,025,863 |
| Market Capitalisation as of December 30, 2005 | € 248 m |
| Average Daily Trading Volume (in Shares) | € 1.4 m |
| Volatility | 37% |

**Facts and Figures**

ISIN: DE0006632003
WKN: 663200
Frankfurt Stock Exchange: MOR
Bloomberg: MOR DE
Reuters: MORG.DE
ADR Level I: MPSYY

**Designated Sponsors:**
DZ Bank AG, WestLB AG

## MorphoSys's Share Price Development



**Dave Lemus**
Chief Financial Officer

After having gained more than 240% in 2004, MorphoSys shares largely consolidated in value in 2005. At the end of the year, the shares closed at € 41.32, up 8% compared to the closing price in 2004.

After admission to the TecDAX—the index of the 30 largest technology stocks on the Frankfurt Stock Exchange—on September 20, 2004, MorphoSys shares have firmly established themselves in Germany, occupying 26th place based on market capitalization and 15th place based on trading volume at the end of 2005 (December 31, 2004: 24th place for market capitalization and 14th place for trading volume).

For the first time, traded derivatives were issued by three different banks in 2005, reflecting an increasing interest in trading the MorphoSys shares.



**Dr. Bernhard Erning**
Director, Head of Treasury and Corporate Development

The liquidity of the MorphoSys share remained high in 2005, with an average daily trading volume of € 1.4 million, a slight decline in € terms of 1% compared to the previous year. This, in contrast, to the TecDAX segment which witnessed decreased trading volumes of 23% compared to 2004. As a measure of liquidity and stabilization of the MorphoSys share, volatility of the MorphoSys share price has decreased from 73% in 2004 to 37% in 2005.

## Corporate Actions in 2005

On March 16, 2005, MorphoSys raised its share capital to € 17,786,955 through the issuance of 490,133 new shares to institutional investors, chiefly throughout Europe. As a result of the capital increase, gross issuing proceeds of approximately € 17.4 million were raised. In order to promptly provide new investors with their shares, securities lending agreements were concluded with Schering AG as well as Dr. Simon Moroney, CEO of MorphoSys AG, and Prof. Dr. Andreas Plückthun, a member of the Supervisory Board of MorphoSys AG.

The funds raised are being used for existing and future expansion opportunities to speed up internal and external growth, mainly in the area of research antibodies.

## Shareholder Structure

At the end of 2005, the free float according to the definition of Deutsche Börse, which is the criterion for the weighting of MorphoSys shares on various indices, amounted to approximately 80%. The remaining 20% is divided among three companies: 6% is held by Cambridge Antibody Technology (CAT) according to their annual report of September 30, 2005, 8% by Novartis Pharma AG, and 6% by Schering AG. In December 2002, CAT acquired shares as part of the patent dispute settlement with MorphoSys and sold about one third of its shareholding during 2005. Both Schering and Novartis acquired shares as part of their strategic partnerships with MorphoSys. Members of the Management and Supervisory Boards of MorphoSys hold approximately 3% of the share capital.

## Corporate Communications

MorphoSys is in regular contact with its shareholders and investors. One of the most important goals of our corporate communications effort is to convey the Company's future potential as well as to provide prompt and detailed information about the Company and its activities to all shareholders and the capital markets.

**Financial Institutions Covering MorphoSys AG**

| As of December 31, 2005 |
| --- |
| Bankhaus Metzler seel. Sohn & Co. |
| Credit Suisse First Boston |
| DZ Bank |
| Equinet |
| Jefferies International Ltd. |
| Landesbank Baden-Württemberg |
| M.M. Warburg & Co. |
| Midas Research |
| SG Cowen |
| Viscardi |
| Vontobel |
| WestLB |

Toward this end, MorphoSys AG participated in a total of 17 national and international investor conferences over the course of 2005. The Management Board presented the Company story and its underlying business model in detail to investors in Germany and abroad in numerous individual meetings.

MorphoSys mainly uses its own homepage to provide general information about the Company.

MorphoSys AG's corporate communications received several awards in 2005. As in the previous year, MorphoSys was awarded an excellent rating in the Corporate Governance Survey,



Dr. Claudia Gutjahr-Löser
Director, Head of Corporate Communications



Mario Brkulj
Manager Public Relations

a study by ergo Unternehmenskommunikation GmbH to examine the quality of corporate governance. The Company took first place in the TecDAX segment and was the best-performing biotechnology stock on the Frankfurt Stock Exchange. In the small- and mid-cap category, which comprises companies of the SDAX, the MDAX, and the TecDAX, MorphoSys ranked among the five best companies for the third year in a row.

In the "€uro Corporate Governance Quality Award 2005", MorphoSys ranked second in the TecDAX segment. The study, initiated by the economics magazine Euro, is carried out annually with the University of Hamburg.

The Company's annual report was awarded the silver medal in the International Annual Reports Competition (ARC), which is among the most prestigious international prizes for annual reports. The competition is organized by the International Academy of Communications and Sciences/MerComm, Inc., in New York. For the 2005 annual report competition, 1,900 reports were submitted in 12 categories.

## Legal Changes in 2005

The German Act on Corporate Integrity and Modernization of the Right of Rescission (Gesetz zur Unternehmensintegrität und Modernisierung des Anfechtungsrechts – UMAG) became effective on November 1, 2005, such that the ten-point program of the German Federal Government to improve corporate integrity and investor protection is now almost concluded. The aim of the UMAG is to help regain investors' confidence in the integrity, stability and transparency of the stock markets.

The following core points of the law must be emphasized:

- Civil liability actions will be simplified, as will actions for damages by the Company against members of the Management Board and the Supervisory Board in the event of dishonesty and gross law infringements.
- Misuse of rescissory actions against resolutions of the Annual Shareholders' Meeting shall be prevented.
- The system of registering and identifying shareholders for participation in the Annual Shareholders' Meeting and to exercise voting rights will be modernized and adapted to international conventions. From 2006, the deadline for identification of the shareholders (record date) will be fixed as the 21st day before the Annual Shareholders' Meeting, as is common practice internationally. Thus, the use of the deposit deadline practiced to date no longer applies.

MorphoSys has already adapted its Articles of Association. To participate in the next Annual Shareholders' Meeting in May 2006, shareholders need only to provide proof of their legal tight to participate the Annual Shareholders' Meeting. To exercise their voting tights the documents which confirms their shareholding and issued by the depositing back must be delivered to MorphoSys by the end of the seventh day before the date of the Annual Shareholders' Meeting at the latest.

MorphoSys's HuCAL technology provides pharmaceutical companies and MorphoSys itself with a source of therapeutic antibodies that have superior properties.




HuCAL antibody
Plaque
Alzheimer's disease

The most recent antibody from MorphoSys's HuCAL library to reach clinical development is the drug candidate developed by the pharmaceutical group Roche for treatment of Alzheimer's disease. Currently used drugs to treat Alzheimer's disease cannot cure the disease; they can only delay its progress. According to estimates, there are several million people across the globe suffering from this form of dementia.

The HuCAL antibody is believed to attack the morbid accumulation of the protein amyloid in brain tissue that is typical for Alzheimer's patients. International research into Alzheimer's disease views the breaking down of such aggregations as an attractive approach towards treatment.

# Group Management Report

## Corporate Development 2005

### Therapeutic Antibodies Segment

The Therapeutic Antibodies segment comprises MorphoSys's activities in the area of therapeutic antibodies, which includes its therapeutic antibody collaborations with pharmaceutical and biotech companies, as well as own antibody development programs. In 2005, the Therapeutic Antibodies segment was able to build upon the positive development of the prior years. Existing partnerships were extended or strengthened during the year, including those with Bayer, Boehringer Ingelheim, Bristol-Myers Squibb and ImmunoGen. At the same time, MorphoSys signed three new partnerships with pharmaceutical companies: Shionogi, Eli Lilly and Merck & Co. The Company ended the year with 29 active partner programs, and the first antibody from this group entered clinical trials. In total, the Therapeutic Antibodies segment generated sales of € 29.1 million in 2005, an increase of 37 % compared to the previous year.

### Research Antibodies Segment (AbD)

The Research Antibodies segment comprises all activities of MorphoSys's Antibodies by Design unit, as well as all activities of its subsidiaries Biogenesis Ltd. and Biogenesis, Inc. From 2006 onwards, the segment will be named AbD – Antibodies Direct. The AbD segment will comprise all activities of Antibodies by Design, Biogenesis, and the Serotec Group, which was acquired in January 2006. During the year 2005, MorphoSys also remained on a growth curve in the Research Antibodies segment. Following the acquisition of the Biogenesis Group in January, MorphoSys greatly expanded its customer base. Since then, the first HuCAL antibodies have been marketed via the Biogenesis catalog. The Research Antibodies segment sales contributed € 4.3 million, representing about 13 % of total Company revenues.

## Macroeconomic Development

### Economic Development

The global economy grew by approximately 4 % in 2005, nearly one percentage point less than in 2004. The slowdown was widespread, reaching virtually every economic region. It was precipitated by higher oil prices, resource-sector capacity constraints, tightening monetary policy in the United States and, in some countries, the maturation of the investment cycle following a year of very fast growth. Of these aforementioned effects, oil prices exerted a particularly strong pull on the economy. At year-end 2005, the price for Brent crude oil had risen to US $ 58.16 per barrel, up 45 % over the prior year.

In Europe, for instance, the growth slowdown was less pronounced. The relatively low oil intensity of European economies and relaxed macroeconomic policy stance helped explain why the slowdown in Europe was not more prominent. After a downturn in spring, the German economy posted stronger growth in the second half of 2005, totaling in an overall growth of approximately 1%.

In Asia, growth remained robust. In Japan, GDP was estimated to have increased by 2.3%. Growth in China remained very strong despite a substantial slowing in both private consumption and investment demand.

With regard to interest rates, year-end European interest rates were slightly higher at 3.5%, compared to the prior year. In 2005, the U.S. Federal Reserve increased interest rates resulting largely from asset price inflation concerns. Related to these developments, the euro ended the year at the rate of US$ 1.18, weaker than at the end of the year before.

**Development in the Global Capital Markets**

Overall, growth in the German capital market was positive in 2005. The DAX closed with an increase of 27%. Although the American stock markets displayed a negative trend in the first six months, they witnessed a recovery in the second half of the year, and the S&P 500 Index registered an increase of 3% year on year. The Japanese Nikkei Index increased by 40%, its best performance in years.

Within the technology sector, the U.S.-based NASDAQ Composite Index ended the year with an increase of 1%, while in comparison to its German counterpart, the Frankfurt Stock Exchange (FSE) TecDAX, it outperformed with an increase of 15% for the year.

Within the pharmaceutical and biotechnology sub-segments, the FSE Prime Biotechnology Performance Index increased by 21% and the Prime Pharma&Healthcare Index rose by 26%. The NASDAQ Biotechnology Index managed to recover from its low in May 2005, achieving an annual growth of 4%.

**Development Within the Pharmaceutical and Biotechnology Sector**

For the pharmaceutical and biotechnology sector, 2005 was a year of mixed messages. Data from industry analysts at IMS Health confirm that growth in the American pharmaceutical market was 6 to 7% in 2005 (2004: 8.3%). Ongoing discussions on drug safety, caused by the product recall of Vioxx® by the U.S.-based Merck Group in 2004, hindered market growth. In the coming years, the U.S. Food and Drug Administration (FDA) is expected to adopt a more cautious approach toward the approval of new drugs. In light of this, few new drugs were approved in 2005, while the number of so-called black box warning labels on drug packaging grew. In addition, a slew of fast-selling drugs, such as the cholesterol-reducing Zocor® from Merck, are losing their patent protection in 2006. This could have a negative effect on future sales growth, as cheaper imitation drugs (so-called generic drugs) can enter the market.

The financing window for biotechnology companies remained open in 2005 and enabled 18 biotechnology IPOs to be registered in the U.S. and 21 in Europe, including three in Germany. Many firms successfully refinanced in 2005. Worldwide, biotechnology companies raised approximately US$ 20 billion in capital through IPOs and subsequent financings. As in previous years, numerous pharmaceutical and biotechnology mergers took place. The strong interest paid by pharmaceutical groups to this trend is evidenced by a range of significant deals. In June 2005, the pharmaceutical group Pfizer acquired the biopharmaceutical company Vicuron for US$ 1.9 billion. In September, Novartis agreed to a long-term partnership with Alnylam Pharmaceuticals and acquired a 20% stake in the company. In the same month, Biogen Idec licensed a portfolio of antibodies, which are currently in phase 2 clinical development, from Protein Design Labs.

In the antibodies sector, the unexpected product recall of the approved antibody Tysabri® at the beginning of the year shook the industry. The monoclonal, humanized antibody developed by Biogen Idec and Elan had received approval in November 2004 for the treatment of multiple sclerosis. After cases of a rare and fatal neurological disease occurred in connection with the use of the drug, Biogen Idec and Elan decided to issue an immediate product recall. As a result, the stock prices of both companies fell dramatically, losing 40% and 70% respectively. The resulting fallout also negatively affected antibody sector share prices.

Despite these setbacks, as the year progressed, a number of highly positive reports emerged from the sector. More specifically, Genentech, Inc., presented convincing phase 3 results for the therapeutic antibodies Herceptin® and Avastin®. In addition to various clinical results, other company reports uplifted sentiment in the antibody sector. As an example, Serono acquired the exclusive worldwide rights from Genmab to the fully human cancer antibody Humax-CD4, which is currently in phase 2 of clinical development.



Christopher Stift
Director, Head of
Controlling and Accounting

Also fueling bullish speculation in the antibody sector were a few antibody company acquisitions. Of these, three relating to therapeutic antibody companies are particularly worthy of mention: in July 2005, the Roche Group acquired the Swiss company GlycArt Biotechnology GmbH. Shortly afterwards, in August 2005, Pfizer announced the acquisition of the firm Bioren. Finally, in December 2005, Amgen announced a takeover bid for Abgenix for almost US $ 2.2 billion. Acquisitions and consolidation in the research antibodies sector also occurred in 2005. More specifically, Invitrogen acquired three providers of immunological reagents and antibodies in 2005 – Zymed Laboratories, BioSource and Caltag Laboratories.

On the whole, these developments helped to contribute to a positive price performance for the antibody sector. A peer group of listed antibody companies (source: BioCentury) displayed an average sector price increase of 30 % in 2005. MorphoSys shares gained 8 % in value during the year.

## Financial Analysis

Revenue Split (in %)


100
80
60
40
20
0
1%
13%
21%
65%
0.5%
4%
6.5%
89%
2005
2004
Grants
Research Antibodies Segment
Success-Based Payments
License Fees and Funded Research

### Revenues

Compared to the same period in the previous year, revenues for the full year 2005 increased by 52 % to € 33.5 million (2004: € 22.0 million). Reasons for the increase included revenues arising from new deals and the inclusion of success-based payments from existing collaborations (comprising 21 % of the reporting year's total revenues), which included clinical and research milestones achieved in 2005. The Group also recorded grant revenues, amounting to € 0.4 million (2004: € 0.1 million) during the reporting period. Approximately 64 % of total Group revenues arose from MorphoSys's three largest alliances with Novartis, Centocor and Schering (2004: 71 % from Centocor, Bayer and Novartis). Geographically, 56 % of MorphoSys's commercial revenues were generated with biotechnology and pharmaceutical companies located in Europe and Asia compared to 42 % in North America (see also Notes to the Consolidated Financial Statements – section 2). This compares to 45 % and 55 % respectively, in the year 2004.

### Therapeutic Antibodies Segment

Included in the Therapeutic Antibodies segment are all collaborations which have a strong therapeutic and licensing aspect to them. In 2005, this segment's revenues were generated with the following antibody collaborations: Bayer, Boehringer Ingelheim, Bristol-Myers Squibb, Centocor (Johnson & Johnson), Eli Lilly, F. Hoffmann-La Roche, GPC Biotech, ImmunoGen, Merck & Co., Novartis, Novoplant, Pfizer, Schering, Shionogi and XOMA. The Therapeutic Antibodies segment also includes all activities in the area of proprietary product development. Revenues arising from the Therapeutic Antibodies segment accounted for 87 % of total revenues (€ 29.1 million) in 2005. This total comprises € 22.2 million funded research and paid license fees, as well as € 6.9 million success-based payments (which include clinical milestones).

## Research Antibodies Segment

The Research Antibodies segment, comprising MorphoSys's Antibodies by Design unit and the Biogenesis Group companies in the U.S.A. and the U.K., generated 13 % (€ 4.3 million) of total revenues. The Biogenesis Group, acquired in January 2005, contributed € 2.8 million in revenues, or 65 % of the total segment revenues. The Antibodies by Design unit, based in Munich, contributed the remaining 35 %, or € 1.5 million, of the total MorphoSys Research Antibodies segment revenues.

**Operating Expenses**
(in million €)


30
25
20
15
10
5
0
2.5
13.6
10.1
1.1
0.9
11.5
7.5
1.4
2005
2004
○ Costs of Goods Sold
● Research and Development Expenses
Sales, General and Administrative Expenses
● Stock-Based Compensation

## Operating Expenses

For the year 2005, operating expenses including stock-based compensation expenses increased by 28 % to € 27.3 million (2004: € 21.3 million), while operating profit increased by € 5.6 million to € 6.2 million (2004: € 0.6 million). The total increase in operating expenses of € 6.0 million was mainly due to higher personnel-related costs in conjunction with new collaborations and increased intangible expenses. The incorporation of the Biogenesis Group companies into Group accounts had the effect of increasing operating expenses by € 3.9 million.

## Cost of Goods Sold (COGS)

COGS only arise in the Research Antibodies segment. This item is composed of the cost of goods sold for Antibodies by Design and Biogenesis, as well as amortization relating to the fair value adjustment of Biogenesis's stock identified at the time of the acquisition. For the year 2005, total COGS rose to € 2.5 million compared to € 0.9 million in the year 2004, which resulted largely from the € 1.5 million inclusion of Biogenesis COGS into consolidated Group accounts.

## Research and Development Expenses

Costs for research and development increased by € 2.1 million to € 13.6 million (2004: € 11.5 million). This increase mainly resulted from higher success-based license fees and intangible costs. Costs for intangibles rose due to the Lilly patent settlement and increased payments to third-party licensors in conjunction with higher revenue levels. Impairment of assets acquired in 2005 in context with the Biogenesis transaction contributed additional costs of € 0.5 million.

## Sales, General and Administrative Expenses

Sales, general and administrative expenses amounted to € 10.1 million compared to € 7.5 million in the previous year. This effect mainly resulted from increased costs for external services and higher personnel costs associated with Biogenesis. Biogenesis's total contribution to sales, general and administrative expenses amounted to € 1.6 million for the year 2005.

Stock-Based Compensation

Stock-based compensation in the amount of € 1.1 million for the year 2005 was recorded as a non-cash charge (2004: € 1.4 million), resulting from the application of IFRS 2 "Share-Based Payment" under IFRS accounting. The decrease in stock-based compensation was mainly due to declining expenses from options granted in prior periods.

**Cost by Expenditure Type**

For the year 2005, personnel costs (excluding expenses arising from stock-based compensation) amounted to € 10.8 million (2004: € 9.1 million) or 40% of total operating expenses, thus representing the largest cost block within operating expenses in the year 2005. The higher personnel costs arose from the increased head count in association with the Group's expanded operational activity.

Intangible costs, which include patent litigation costs and amortization of licenses and patents, amounted to € 5.4 million (2004: € 3.3 million) or 20% of total operating expenses in the year 2005. External consultancy costs amounted to € 2.9 million (2004: € 2.7 million) or 11% of total operating expenses and mainly consisted of marketing expenses, legal costs, costs for tax, auditing and accounting, and general consulting. Costs for infrastructure accounted for € 2.9 million, compared to € 2.1 million in the prior year.

**Costs by Expenditure Type**


Costs for Personnel 40 %
Costs for Intangibles 20 %
Costs for External Consultancy 11 %
Costs for Infrastructure 11 %
Others 18 %

**Total Assets**
(in million €)*


80
60
40
20
0
53.6
3.3
12.4
4.1
6.6
37.2
2.3
12.8
3.5
2005
2004

- Cash Equivalents and Available-for-Sale Financial Assets
- Accounts Receivable
- Intangibles
- Goodwill
- Other Assets

**Liabilities**
(in million €)*


80
60
40
20
0
11.0
5.1
64.0
10.1
6.3
39.4
2005
2004

- Current Liabilities
- Non-Current Liabilities
- Stockholders' Equity

* Differences due to rounding up/down, see balance sheet pages 70/71

### Non-Operating Items
Non-operating expenses amounted to € 1.5 million compared to non-operating expenses of € 0.4 million in the year 2004. In the last quarter of 2005, foreign exchange losses were reclassified into non-operating expenses in an amount of € 0.8 million. These foreign exchange losses relate to certain commercial contracts and are shared with the respective partners. Formerly, such shared losses were netted into revenues. Losses on foreign exchange (€ 1.2 million in total), tax expenses (€ 0.4 million) and interest expenses (€ 0.3 million) were mainly offset by gains from available-for-sale securities (€ 0.6 million) and interest income (€ 0.1 million).

### Net Profit/Loss
Continuing the positive trend established in 2004, the Company presented a net profit of € 4.7 million, compared to the prior year's net profit of € 0.3 million. The resulting profit per share for the entire MorphoSys Group for the year 2005 amounted to € 0.84 (2004: € 0.05).

### Liquidity/Cash Flows
At the end of 2005, the Group held € 53.6 million in cash, cash equivalents and marketable securities compared to a € 37.2 million balance in the year 2004. The increased cash item mainly derived from higher cash inflows as a result of the expanded operational activity and from a capital increase successfully executed in March 2005. The cash inflow from operations contributed € 4.4 million to the same.

### Assets
Total assets increased by € 24.3 million to € 80.1 million in the year 2005, compared to € 55.8 million in the year 2004, mainly as a result of the increased cash item and the acquisition of the Biogenesis Group's assets, including property and equipment in the amount of € 3.3 million, intangibles in the amount of € 2.4 million, and acquired goodwill in the amount of € 4.1 million. The purchase price allocation resulting from the application of IFRS 3 "Business Combinations" exercised is reflected in the Group accounts (see also Notes to the Consolidated Financial Statements—section 9).

### Accounts Receivable
Accounts receivable increased by € 1.0 million to € 3.3 million in comparison to year-end 2004 (€ 2.3 million). Accounts receivable attributable to the Therapeutic Antibodies segment (€ 2.7 million) accounted for 82% of total accounts receivable. The Research Antibodies segment represented € 0.6 million or 18% of total accounts receivable, whereas the Biogenesis Group and the Antibodies by Design unit contributed € 0.2 million and € 0.4 million respectively to this item.

### Liabilities
In the year 2005, current liabilities increased by € 0.9 million to € 11.0 million (2004: € 10.1 million). This was mainly due to increased provisions including income tax provisions for the fiscal year 2005, as well as increased license payable in connection with success-based third-party payments for higher revenue.

### Equity

At year-end 2005, the total number of shares issued was 6,025,863, of which 5,996,701 were outstanding, compared to 5,438,852 and 5,408,790 respectively in 2004. The increase arose from the issuance of 490,133 shares in connection with a capital increase in March 2005. An additional increase of 96,878 shares resulted from the exercise and conversion of options and bonds issued to related parties during the year 2005.

### Capital Expenditure

MorphoSys's investment in property, plant and equipment amounted to € 0.6 million for the year 2005, compared to € 1.5 million for the prior year. Investment in intangibles amounted to € 0.1 million and € 0.2 million respectively in the years 2005 and 2004. Depreciation of property, plant and equipment for the year 2005 accounted for € 0.9 million compared to € 0.7 million in the year 2004. Amortization of intangibles amounted to € 2.7 million in 2005 (2004: € 2.0 million). The increase in amortization and depreciation was mainly due to the acquisition of the Biogenesis Group.

## Organization / Subsidaries / Acquisitions

### Acquisition of the Biogenesis Group

In January 2005, MorphoSys announced the acquisition of two privately held companies, Biogenesis Ltd. (Poole, U.K.) and its sister company Biogenesis, Inc. (Brentwood, New Hampshire, U.S.A.). With more than 20 years of experience in antibody development and manufacturing and a comprehensive antibody catalog, the combined Biogenesis Group represents one of the larger European suppliers of antibodies to the life sciences research community. The final agreements, signed on January 20, 2005, specify the purchase of 100 % ownership of Biogenesis Ltd. and Biogenesis, Inc., by MorphoSys. The two Biogenesis companies became wholly owned subsidiaries of MorphoSys AG. At the beginning of 2006, both subsidiaries were renamed to MorphoSys UK Ltd. and MorphoSys US, Inc.

The acquisition of Biogenesis was an important strategic step for MorphoSys, one of the leading sources of next-generation antibody therapeutics, in establishing its innovative HuCAL technology in new antibody market segments. It followed the establishment of the Antibodies by Design unit in late 2003 to serve the research and diagnostics markets with custom monoclonal antibodies. The Biogenesis Group has a strong catalog and industrial antibody production business, providing clients in the research and diagnostics field with many different antibody services.

Biogenesis and Antibodies by Design have merged all marketing and commercial activities. Most importantly, the combined companies have now been organized along three markets: first, in the **custom monoclonal antibodies segment**, custom monoclonal antibodies are generated in Munich by Antibodies by Design using the HuCAL technology for global clients of both companies. Second, Biogenesis provides a **comprehensive catalog** of antibody products, which serves as a potential portal for the other segments of the business. An initial series of HuCAL-derived antibodies was added to the Biogenesis catalog during 2005. The third segment comprises a **contract manufacturing business** where antibodies are produced in a scale from 10 milligrams to 10 grams or more on behalf of customers.

### Acquisition of the Serotec Group

In January 2006, the Research Antibodies segment was further strengthened through the acquisition of the Serotec Group. The acquisition of Serotec, a renowned and internationally active supplier of research antibodies, more than triples MorphoSys's existing Research Antibodies segment revenues and establishes the Company as the leading supplier of research antibodies and antibody research technologies in Europe. Serotec provides MorphoSys with a strong distribution network including subsidiaries and sales offices in the U.S., U.K., Germany, France and Scandinavia. Serotec (Serotec Ltd., Serotec, Inc., Serotec GmbH and Oxford Biotech Ltd.) has become a wholly owned subsidiary of MorphoSys AG and is being integrated within MorphoSys's existing Research Antibodies segment represented to date by the Biogenesis and Antibodies by Design brands.

The purchase price of approximately £ 20 million (approx. € 29.3 million) has been paid via approximately £ 14 million (approx. € 20.5 million) cash and through the issuance of 208,560 new MorphoSys shares from a capital increase against contribution in kind.

## Business Development

### Therapeutic Antibodies Segment

In 2005, the Company expanded existing partnerships and signed new collaborations. The following partnerships were either established or expanded in the 2005 fiscal year (in alphabetical order). For a detailed description of the partnerships, please refer to the Notes to the Consolidated Financial Statements—section 24.

#### Bayer Pharmaceuticals Corporation

*In December 2005, MorphoSys extended its collaboration with Bayer Pharmaceuticals Corporation* ("Bayer"). The collaboration was extended by five years, with a termination option after the first collaboration year.

Boehringer Ingelheim GmbH

Boehringer Ingelheim GmbH ("Boehringer Ingelheim") and MorphoSys expanded their existing cooperation involving both research and therapeutic applications in March 2005. Under the new contract, Boehringer Ingelheim has acquired an option to receive several exclusive licenses on new therapeutic antibody programs.

Bristol-Myers Squibb Company

In January 2005, MorphoSys signed a further expansion of its existing license agreement with Bristol-Myers Squibb Company ("Bristol-Myers Squibb"). Under the amended agreement, MorphoSys granted Bristol-Myers Squibb access to its HuCAL GOLD library for use in Bristol-Myers Squibb's pharmaceutical discovery programs for target characterization and validation and for therapeutic and diagnostic antibody product development.

Eli Lilly & Company

In September 2005, MorphoSys announced a cross-license agreement with Eli Lilly & Company ("Lilly") on the use of certain recombinant protein technologies. Under the agreement, MorphoSys received a license under the Kauffman patent estate to generate and screen certain recombinant peptide and protein libraries and to commercialize any resulting products. The agreement also provides Lilly access to the MorphoSys HuCAL GOLD technology for Lilly's internal research and development programs. The agreement was part of a settlement to resolve patent litigation initiated by Applied Molecular Evolution (AME), a wholly owned subsidiary of Lilly, involving several U.S. patents of the Kauffman patent family.

ImmunoGen, Inc.

MorphoSys announced in June 2005 that the U.S. biotechnology company, ImmunoGen, Inc., ("ImmunoGen") has extended its license to use the MorphoSys HuCAL GOLD library in ImmunoGen's internal target research programs for another year.

Merck & Co., Inc.

In December 2005, MorphoSys signed a five-year license agreement with the U.S. pharmaceutical company Merck & Co., Inc. ("Merck"), for the use of MorphoSys's HuCAL GOLD and AutoCAL™ technologies in the research and development of human therapeutic antibodies.

Shionogi & Co. Ltd.

MorphoSys and Shionogi & Co. Ltd. ("Shionogi") announced in September 2005 that they have signed a three-year license agreement on the use of MorphoSys's HuCAL technology. Under the terms of the agreement, MorphoSys grants Shionogi access to its HuCAL GOLD antibody library for use in Shionogi's pharmaceutical drug discovery programs.

### Research Antibodies Segment

Armbruster Biotechnology GmbH
In March 2005, Antibodies by Design and Armbruster Biotechnology GmbH ("Armbruster") received a grant of approx. € 1 million from the German Federal Ministry of Education and Research (BMBF). The goal of this project is the research of new therapies against bone cancer metastasis, a life-threatening disease associated with various advanced cancers.

ProQinase/NMI
In June 2005, Antibodies by Design announced the start of a joint project with ProQinase, a division of KTB Tumorforschungs GmbH at the Tumor Biology Center, Freiburg, and the NMI Natural and Medical Sciences Institute at the University of Tübingen, which could transform the analysis of all human protein kinases – the human "kinome." The project combines the established protein kinase platform of ProQinase with the know-how of Antibodies by Design in the field of custom-made antibody generation and the experience of NMI with siRNA and biochip technologies. In the coming three years, the project will be supported by approximately € 2.0 million within the scope of the BioChancePLUS Program of the German Federal Ministry of Education and Research (BMBF).

## Research and Development/Alliance Management



**Dr. Harald Watzka**
Director, Head of Alliance Management

MorphoSys uses its own HuCAL technology for the development of therapeutic antibodies and research reagents. Its technology has been thoroughly tried and tested in numerous partnerships. The following represents the progress made in various existing collaborations throughout the year:

### Therapeutic Antibodies Segment

In the course of the 2005 fiscal year, MorphoSys made significant progress in various existing collaborations. For a description of all existing partnerships, please see section 24 of the Notes to the Consolidated Financial Statements.

Centocor, Inc.
In September 2005, Centocor, Inc. ("Centocor"), a Johnson & Johnson company, elected a new target molecule involved in immune-mediated and inflammatory diseases, against which MorphoSys will generate antibodies using its proprietary HuCAL GOLD technology. Centocor will carry out pre-clinical and clinical development and the subsequent marketing of resulting products.

GPC Biotech AG

In February 2005, MorphoSys announced that GPC Biotech AG has commenced a phase 1 clinical trial with a fully human cancer antibody generated using MorphoSys's HuCAL technology.

Novartis AG

In August 2005, MorphoSys successfully concluded an initial therapeutic antibody program with Novartis AG ("Novartis"). MorphoSys generated numerous fully human antibodies against a cancer disease-related target molecule from Novartis, fulfilling previously defined success criteria, and thus achieved the first performance-related milestone in the cooperation. The project work commenced in September 2004 and was completed within eleven months.

Schering AG

MorphoSys started three more therapeutic antibody programs within the scope of its collaboration with Schering AG ("Schering") in October 2005. Schering has selected three new target molecules, against which MorphoSys will generate antibodies using its proprietary HuCAL GOLD technology. Additionally, MorphoSys has granted Schering eight exclusive licenses for *in vivo* diagnostic applications.

MorphoSys's Proprietary Product Development

MorphoSys did not achieve its 2005 goal of presenting a commercial partner for at least one of its proprietary antibody candidates. Currently, the Company's proprietary pipeline of therapeutic antibody programs comprises four candidates, MOR101, MOR102, MOR103 and MOR202. To increase the future commercial success, MorphoSys is currently performing a strategic review of its own product pipeline. The results of this review will be presented at the Company's year-end press conference in February 2006.

MOR102

In April 2005, MorphoSys provided an update on its MOR102 antibody program for chronic inflammatory diseases. As part of this program, MorphoSys commissioned a pre-clinical study to compare the effectiveness of MOR102 with that of the approved biologics Amevive® and Raptiva® in an animal model of psoriasis. Although therapeutic effects were observed for all tested compounds in several psoriatic skin samples, the in-depth analysis showed that it is not possible to discriminate on a statistically valid basis between compound-mediated effects and spontaneous healing observed in the negative control group. Hence, this study did not enable conclusions to be drawn regarding the efficacy of MOR102 versus Amevive® or Raptiva®.

## Research Antibodies Segment

Since the start of the Research Antibodies segment, various achievements within the identification and production process of research antibodies have been obtained. The overall goal is to create better research antibodies faster and more efficiently.

### High Throughput in Generating Antibodies

The Antibodies by Design unit concluded an extensive software project designed to allow increased antibody generation throughput via automated management of parallel projects. This new relational database system improves the efficiency of internal data administration relating to customers, processes, storage and shipment of materials. It includes establishment of a bar code system supporting the PSA (Panning & Screening Automation) software and is part of an ongoing comprehensive automation program by Antibodies by Design to increase the efficiency and speed of high-throughput antibody generation.

### Introduction of Several HuCAL GOLD Recombinant Antibodies at Biogenesis

In September 2005, the Antibodies by Design unit introduced a series of fully human, recombinant research antibodies from the HuCAL GOLD antibody library into the sales catalog of the Biogenesis Group. These recombinant research antibodies were identified and developed as part of ongoing research cooperations and proactive projects at Biogenesis for targets with significant demand from potential new clients.

### National Institute of Diabetes and Digestive and Kidney Diseases (NIDDK)

In November 2005, Antibodies by Design announced the publication of a scientific research paper by a customer using antibodies generated from the MorphoSys HuCAL GOLD antibody library. Using its rapid, high-throughput antibody generation system, Antibodies by Design selected a set of eight monoclonal and fully human mini-antibodies targeted specifically against the HIV-1 protein gp41 antigens provided by Dr. G. Marius Clore. Scientists working in the team of Drs. Clore and Bewley at the National Institute of Diabetes and Digestive and Kidney Diseases (NIDDK)—part of the U.S. National Institutes of Health (NIH)—subsequently analyzed these antibodies in detail and published the results in the current edition of the Journal of Molecular Biology. The analysis demonstrates that the HuCAL-based antibody fragments provide a set of useful probes for studying HIV-1 envelope-mediated cell fusion and may act as fusion inhibitors preventing HIV-1 virus particles from entering their target cells.

## Intellectual Property

### Patent Litigation with AME/Eli Lilly Settled

In September 2005, MorphoSys signed a cross-licensing agreement with the pharmaceutical group Eli Lilly & Company concerning the use of certain recombinant protein technologies. The agreement allows MorphoSys rights to the Kauffman patents. At the same time, the agreement grants Lilly a license to use MorphoSys's HuCAL GOLD technology in its own internal research and development programs over a certain period of time. This agreement stems from the patent dispute with Applied Molecular Evolution (AME), a wholly owned subsidiary of the Lilly Group, initiated by AME against MorphoSys in 2001.

## Information Technology

MorphoSys is experiencing rapid growth in head counts and operations, which demands management and IT infrastructures. MorphoSys will continuously improve and enhance its information and communication systems to ensure that all offices around the world are well coordinated and all employees can effectively communicate with the Company's growing customer base.

During 2005, MorphoSys implemented a new customer relationship management (CRM) system to improve the communication between customers and employees of MorphoSys. Additionally, the Biogenesis companies, which were acquired in January 2005, were integrated into the Company's network to ensure that all employees have access to all necessary information. Internally, the Company implemented management software for human resources to facilitate the management of the increased number of employees.

## Financing

In March 2005, MorphoSys placed 490,133 shares in a private placement at a price of € 35.50 per share. The Company raised gross proceeds of approx. € 17.4 million. The issue proceeds will be used to capitalize on existing and future expansion opportunities to accelerate internal and external sales growth, primarily in MorphoSys's activities in the field of research antibodies. With the capital increase, the number of issued shares rose from 5,438,852 to 5,928,985 shares, corresponding to an increase of subscribed share capital in common stock from € 16,316,556 to € 17,786,955.

## Production

To improve its production capabilities, MorphoSys has conducted a feasibility study with Wacker Biotech GmbH ("Wacker"). Wacker demonstrated that its proprietary *E. coli* secretion system can offer a far simpler and more cost-effective way of obtaining high yields of antibody fragments, which can be used for research, diagnostic and therapeutic applications. Under the joint agreement, MorphoSys obtains the right to use Wacker's secretion system for antibody fragment production in research quantities for therapeutic projects both on its own behalf and with its commercial partners.

## Procurement

MorphoSys's procurement is focused on chemicals and laboratory supplies for R&D. The Company procures all needed material from international suppliers, and tends to place its purchase orders with the most favorably priced suppliers, taking into consideration all relevant quality aspects. One major goal is to secure sufficient supply at all times, at the lowest cost. In this vein, key global suppliers are being identified, in conjunction with recent acquisitions, in order to achieve maximum negotiating power with the Company's global vendors.

## Human Resources



**Silvia Dermietzel**
Senior Director, Head of Human Resources

### People at MorphoSys

MorphoSys is committed to building up a sustainable competitive advantage through the quality, the capability, the commitment and ultimately the performance of its employees. The Company's success is predicated on its ability to recruit and retain highly qualified and motivated people in all areas of the Company. During 2005, the fluctuation rate of employees was very low at 3.5 %.

### Performance-Related Compensation and Stock Option Programs

MorphoSys's success is based on the high motivation of its employees. In this vein, all employees take part in a "management by objectives" program. During 2005, MorphoSys implemented a new bonus scheme for all employees. The yearly bonus payments for each employee are dependent on the achievement of personal goals, as well as department and Company goals. For employees with management functions, the Company goals account for a higher percentage of the individual bonus payment. The new bonus payment is set up to support the future growth of the MorphoSys Group.

Additionally to the performance-related compensation, all employees have the chance to participate in a stock option or convertible bonds program as part of a long-term equity incentive scheme. The aim of this program is to give employees a long-term stake in the success of the Company.

**Appointment of a New Member of the Management Board**

On November 1, 2005, Dr. Marlies Sproll was appointed as Chief Scientific Officer and a member of the Management Board of MorphoSys AG. Dr. Sproll leads MorphoSys's research and development departments, as well as alliance management. Dr. Sproll joined MorphoSys in October 2000 as R&D department head. In September 2004, Dr. Sproll was promoted to Senior Vice President R&D, heading the complete research and development department of MorphoSys AG.

**Employees of MorphoSys Group**


200
160
120
80
40
0
49
123
24
108
2005
2004
Sales, General and Administration
Research and Development

**Number and Qualification of Employees**

On December 31, 2005, the MorphoSys Group employed 172 people (December 31, 2004: 132). On average, the MorphoSys Group employed 170 people for the year 2005 (2004: 117).

Of the 172 employees, 123 worked in research and development and 49 in sales, general and administration. At the end of 2005, 46 of the employees of the MorphoSys Group had a Ph.D. (December 31, 2004: 45).

Of total employees, 27 worked for the Biogenesis Group, of whom 10 were engaged in research and development and 17 in sales, general and administration.

On December 31, 2005, MorphoSys employed one trainee as a technical information processor in the area of information technology (December 31, 2004: 2).

| | Number of Employees |
|---|---|
| MorphoSys AG, Martinsried/Munich | 145 |
| MorphoSys, Inc., Charlotte, North Carolina, U.S.A. | - |
| MorphoSys IP GmbH, Martinsried/Munich | - |
| Biogenesis Ltd., Poole, U.K. | 23 |
| Biogenesis, Inc., Brentwood, New Hampshire, U.S.A. | 4 |
| **Total** | **172** |

## Environment and Health Protection



**Dr. Günter Wellnhofer**
Director, Head of
Technical Operations

MorphoSys carries out its research in safety level "Bio I" and "Bio II" laboratories and under observance of all relevant legal guidelines. Internal standards are more stringent than those guidelines which are legally required. One designated employee for work safety is part of the expert team of employees specifically responsible for work safety, biological safety and fire prevention. Employees are given regular training to inform them of the latest guidelines. To date, no official inspections have resulted in any requirement to change procedures. Due to regular maintenance by internal employees, all laboratory equipment adheres to the highest possible standard of safety. During 2005, no industrial accident was subject to mandatory reporting.

A detailed waste management concept has been extensively documented and ensures that disposal of laboratory waste is always in line with valid limits and guidelines.

Regular medical checks are carried out for all MorphoSys employees. An initial medical check is carried out for all new employees in the research department. Such checks are repeated yearly. Furthermore, employees are routinely vaccinated against hepatitis A and B.

## Risk Report

MorphoSys AG operates on a global basis. Its business activities comprise different risks, which are relevant to many business functions. The business, financial condition and operating results of MorphoSys may be materially adversely affected by each of these risks. In line with the German "Corporate Sector Supervision and Transparency Act" ("Gesetz zur Kontrolle und Transparenz im Unternehmensbereich"–KonTraG), MorphoSys has established a comprehensive and effective system to identify, assess, communicate and manage risks across its functions and operations. Risk management has the goal of identifying risks as early as possible, limiting business losses by means of suitable measures, and avoiding risks that pose a threat to the Company's existence. Regular risk analyses at a corporate level are carried out in the following areas: Legal, Taxes and Insurance, Human Resources, Finance, Strategic Planning and Controlling, Business Development, Research and Development, and Production.

### General Business-Related Risks

MorphoSys is subject to the typical industry and market risks inherent to the development of fully human antibodies for use in research, diagnostics and therapy. It is known that the development of drugs takes 10 to 15 years, with high attrition rates. MorphoSys is minimizing these risks by partnering its products with pharmaceutical and biotechnology companies, which are responsible for clinical development and marketing. In general, there is a risk that none of the antibody products in MorphoSys's current antibody pipeline will be successfully developed.

Within its second operating segment, the MorphoSys Group generates antibodies for research applications and diagnostics applications. There is a risk that those products will not fulfill the requirements of the customers, or that other products will be more favorably priced.

### Acquisition Risks

During 2005, MorphoSys acquired the Biogenesis Group, through which the Company has gained access to new distribution and sales channels. In the future, MorphoSys may acquire additional companies or technologies to increase market share and to complement existing business. Acquisition can expose the Company to risks associated with the assimilation of new technologies, operations, sites and personnel, the inability to generate sales to offset acquisition costs, the issuance of dilutive equity securities, the inability to maintain relationships with employees and customers and additional expenses associated with future amortization or impairment of acquired intangible assets or potential business. The failure to address the aforementioned risks may prevent the Company from achieving the anticipated benefits from the acquisition in a reasonable time frame.

### Product Development Risks

MorphoSys is committed to generating therapeutic antibodies for its commercial partners and, more recently, on its own account. Thus, the Company's product pipeline comprises both partnered and proprietary therapeutic antibody development programs. These programs are subject to a number of risks of failure inherent in the development of medical therapies. Product candidates require pre-clinical studies and clinical trials in humans, as well as regulatory approval prior to commercialization. To date, none of the Company's licensees or partners has commercialized a product based on MorphoSys's HuCAL technology, and HuCAL-derived therapeutics are not expected to be commercially available for a number of years. In addition, none of the HuCAL-derived product candidates has successfully completed all stages of clinical testing and regulatory approval procedures. Pre-clinical studies may not predict and do not ensure safety or efficacy in humans, and are not necessarily indicative of the results that may be achieved in pivotal clinical trials with humans.

### Competition and Technological Change

MorphoSys's business environment is characterized by rapid change and intense competition. Its competitors include major pharmaceutical, chemical and biotech companies possessing greater financial, technical and marketing resources than those available to MorphoSys. In addition, certain biotech companies have formed collaborations with large established companies to support the research, development and commercialization of products that may be competitive with those of MorphoSys. Moreover, certain research and academic institutions are also active in areas similar to MorphoSys. Some of MorphoSys's competitors are currently focusing their business efforts on gaining a share of the market and offer their technology at little or no cost to collaboration partners. The first pharmaceutical product to reach the market is often at a significant advantage to later entrants, particularly since subsequent potential entrants must prove an advantage of their product over products already in the market. There is a risk that MorphoSys's competitors could succeed in developing technologies and products that are safer, less costly and more effective than its technologies or products. In addition, there is a risk that these technologies could produce products that reach the market earlier and could be more successful than those developed by MorphoSys.

### Product Risks

The marketing and sale of antibody products and services for certain applications entails a potential risk of product liability, and there can be no assurance that product liability claims will not be brought against the Company. MorphoSys currently carries product liability insurance coverage. There can be no assurance, however, that the Company will be able to maintain such insurance at a reasonable cost and on reasonable term or that such insurance will be adequate to protect MorphoSys against any or all potential claims or losses.

### Dependence on Health Care and Pharmaceutical Spending

MorphoSys is dependent on various sources of income, including, in particular, fees, milestone payments and royalties from licensees and partners, the financial condition of public treasuries and the financial markets, the government and governmental health authorities, research institutions, private health insurers and other organizations. Part of MorphoSys's revenue is derived from entering into collaborations with partners, including pharmaceutical companies. Many collaborative and/or outlicensing agreements provide for milestone payments and fees to be paid subject to the satisfaction of specific criteria. MorphoSys has no control over whether its partners or licensees will be able to meet such milestones, nor will MorphoSys be able to control whether products derived from its technology are being developed at all by its partners. Moreover, certain pharmaceutical companies may be more likely to seek to inlicense products which have already reached a relatively advanced stage of development, such as phase 2 compounds, as opposed to less advanced product candidates still in pre-clinical stages. Consequently, the products in MorphoSys's pipeline may not reach a sufficiently advanced stage of development to be of interest to these pharmaceutical companies for some time. Therefore, the Company can offer no assurance that there will be a guaranteed revenue stream from current or future collaborations.

### IP Risks

MorphoSys is or has been involved in legal proceedings in Germany and certain foreign jurisdictions, including the United States. These involve claims brought by and against it for license or patent infringement, which arise in the ordinary course of business. After the settlement of the litigation with Applied Molecular Evolution/Eli Lilly in September 2005, no significant patent litigation is pending. However, the field of recombinant antibody libraries and phage display, in which the Company is active, is relatively new, and the intellectual property position of the various parties involved is complex and litigious. Therefore, MorphoSys can offer no assurance that further patent suits will not be brought by companies possessing existing patents or patents which have not yet been granted or which the Company is currently not aware of. Any such proceedings, if brought and subsequently decided against MorphoSys, could have an adverse material effect on the business, financial condition and operating results of MorphoSys.

### Additional Funding Requirements

MorphoSys's future capital requirements will continue to be substantial and will be dependent on many factors, including its ability to find licensees and to enter into satisfactory collaboration agreements, as well as the success of such collaborations in generating revenues (e.g. licensing fees, milestone payments and royalties). The costs of the pre-clinical testing of MorphoSys's products and technologies and the costs associated with filing, defending and enforcing patent rights may exceed the returns from these products. MorphoSys may also need to raise additional funds in future years. The Company can offer no assurance that adequate funds will be available to MorphoSys when needed on satisfactory terms or at all. If adequate funds are not available or are not available on acceptable terms, MorphoSys may have to further reduce its expenditures for research and development, production or marketing. Any such development could have an adverse material effect on MorphoSys's business, financial condition and results of operations. If additional funds are raised by issuing shares, stockholders are likely to experience a dilution of their interests.

### Currency Risks

The Group accounts are administered in euros. While the expenses of MorphoSys are predominantly paid in euros, a significant part of the revenues depends on the current exchange rate of U.S. dollars and euros. The Company examines the necessity of hedging foreign exchange transactions to minimize currency risk during the year and addresses this risk by employing derivative financial instruments.

### Dependence on Key Personnel

MorphoSys has not experienced any difficulties in attracting or retaining key management or scientific staff, but the continued ability to recruit and retain qualified skilled personnel is critical to the Company's success. Due to the intense competition for experienced scientists from numerous pharmaceutical and biotechnology companies and academic and other research institutions, there can be no assurance that MorphoSys will be able to attract and retain such personnel on acceptable terms. Planned activities will also require additional personnel, including management, with expertise in different areas. The inability to recruit such personnel or develop such expertise could have an adverse material impact on the Company's operations.

## Opportunities

MorphoSys is one of the world's leading biotechnology companies focusing on fully human antibodies. With its proprietary technologies, MorphoSys is developing not only the next generation of therapeutic antibodies, but also antibodies for research and diagnostics purposes. Antibodies represent the single fastest-growing class of therapeutic agents in the pharmaceutical industry. The Company is well positioned in this market and expects to continue its growth.

### Therapeutic Antibodies

MorphoSys is a global player in the field of therapeutic antibodies. Only a few companies offer technologies to develop fully human antibodies, and MorphoSys offers one of the most advanced technologies in this field. MorphoSys owns several issued and pending patents on its core antibody technologies, which provide the Company with protection from competition. Due to high market entry barriers for new companies, as well as an increasing demand for antibody therapeutics, MorphoSys expects an increasing deal flow over the coming years. As can be seen from its partnership roster over the last six to seven years, MorphoSys has a broad set of alliances with pharmaceutical and biotechnology companies that have the know-how and resources to develop new therapeutics. Furthermore, the Company has been extremely successful in extending existing alliances. There may well be opportunities in the future not only to add new partnerships, but to extend and expand the scope of existing alliances.

By participating in drug development with multiple partners, MorphoSys has effectively lowered its risk profile. With currently between 25 and 30 active therapeutic antibody development programs ongoing with its partners, the chance that MorphoSys will participate financially in one or more marketed drugs is much higher than if fewer partnerships and fewer programs were ongoing. As time goes on, and development projects advance, it is expected that both the number and magnitude of success-based payments will increase.

With regard to MorphoSys's proprietary antibody pipeline, the Company plans to increase its investments in own development programs, and intends to develop the antibody MOR103 for the treatment of rheumatoid arthritis at least as far as IND. By taking this program forward without a partner, the Company stands to benefit from more lucrative financial terms at such time as an alliance for its further development is entered into.

### Research Antibodies

Through its acquisition of the Serotec Group, MorphoSys became Europe's leading provider of antibodies and antibody technology for research and diagnostic applications. With this, and the earlier acquisition of Biogenesis, the Company is establishing a strong base from which to commercialize HuCAL-derived antibodies in the research and diagnostics markets. These markets have traditionally been totally dominated by antibodies derived from animals. With its first-mover advantage, MorphoSys intends to lead the transition to new *in vitro* technologies for antibody generation. In contrast to animal-based methods, *in vitro* technologies, such as the HuCAL library, offer greater speed, throughput and flexibility in antibody generation.

The Company has demonstrated its ability to complete acquisitions in this segment of the industry and to use these transactions to accelerate its growth. MorphoSys intends to continue using a merger and acquisition strategy as a means of increasing its market share and achieving its growth objectives. From its current position as a leader in the European market, the Company expects to become one of the leading global players in this field.

## Outlook and Forecast

### Global Economic Outlook

In its September 2005 World Economic Outlook, the IMF (International Monetary Fund) continued to assume that the world economy—despite the renewed surge in oil prices in the third quarter of 2005—will grow by 4.25 % in 2006. The growth rate would thus remain well above the long-term average of 3.5 %. The IMF forecast is based on the expectation that the growth-dampening effects of higher oil prices will be offset by a continued accommodative monetary policy, favorable financial market conditions, especially low long-term interest rates, and a sustained improvement in corporate balance sheet structures.

### Development of the Biotechnology Sector

For 2006, a continued positive development of the biotechnology sector is anticipated. According to Burrill & Company, in comparison to 2005, an increasing IPO market is expected, with more than 30 IPOs in the U.S. and an even larger number internationally. It is intended that companies of the biotechnology industry will raise over US$ 35 billion in 2006, with approximately US$ 25 billion from the public equity markets capital and US$ 10 billion in partnering. The trend towards consolidation through M & A activities is expected to continue with more deals than in 2005, especially among the larger companies.

### Strategy

MorphoSys runs its business in two operating segments. One segment, the Therapeutic Antibodies unit, develops drug candidates for commercial partners and MorphoSys's own proprietary product pipeline. MorphoSys's second operating segment, the Research Antibodies segment, delivers antibodies to the research antibody market under the brands "Antibodies by Design," "Biogenesis," and from 2006, "Serotec." From 2006 onwards, the segment will be named AbD—Antibodies Direct.

In the future, MorphoSys expects further growth in both segments of its business. The Company anticipates signing further therapeutic and research antibody collaborations. Additionally, it plans to invest in the development of its own proprietary antibody therapeutics. For the Research Antibodies segment (AbD), it is the stated goal of the Company to establish the HuCAL technology as an industry standard for the generation of antibodies within the life science industry. MorphoSys further endeavors to increase its worldwide market share through a combination of organic and inorganic growth. For both segments, it intends to further expand to new geographical markets, e. g. the Asia-Pacific region.

### Revenues

In line with growth expectations for a life sciences "growth" company, MorphoSys expects its long-term organic sales growth to average at least 15 % per annum. Over the last 5 years, annual revenue growth has averaged 36 %.

MorphoSys receives periodic license payments (both short and long term), funded research payments, performance-based success payments, and clinical milestone payments within the realm of its therapeutic antibody collaborations. In 2006, it is anticipated that milestones and success-based payments will contribute an increasing percentage of total revenues as compared to previous years. Such performance-based payments lend themselves to potentially higher upside, but also more volatility and unpredictability throughout the year.

Revenues from the Research Antibodies segment (AbD) are expected to further increase. Through the acquisition of Serotec in January 2006, revenues will at least triple in 2006. The acquisition of Biogenesis and Serotec provides MorphoSys with immediate access to new distribution channels and customers for its innovative HuCAL antibody technology. Revenues from the AbD segment comprise sales of readymade antibodies from the Biogenesis and Serotec antibody catalogs, revenues for services of the Antibodies by Design unit for custom monoclonal antibodies, and revenues for contract manufacturing services.

#### Expenses

Expenses are expected to increase in 2006 compared to the prior year, mainly due to an increased full-year total average head count of the MorphoSys Group as compared to the previous year. Additionally, personnel costs are expected to be impacted by higher stock-based compensation expenses resulting from stock options and convertible bonds granted at the beginning of 2006. Further increases in costs are expected to arise from further investment into development of the underlying HuCAL technology and higher levels of investment into product development.

#### Research and Development

Research and development is to remain the key focus in coming years. MorphoSys intends to maintain its technological leadership in the area of human antibodies and plans to invest money in further technology development. The Company continues to pursue further proprietary product development, and more specifically, focus these efforts on getting MOR103 for the treatment of rheumatoid arthritis at least as far as IND.

#### Financing

MorphoSys achieved profitability for the first time in 2004, and has been cash positive since 2003. The present business model is predicated on running operations independent of the capital market, i.e. at least cash neutral. Free cash flow and operating profits are intended to be reinvested into research and development, as well as in future growth opportunities in order to secure the long-term growth of the Company. On this basis, financings required for continuation of normal operations are currently not foreseen in 2006. However, a financing in conjunction with future acquisition would not be excluded per se on this basis.

### Capital Expenditures

Investment in property, plant and equipment is expected to increase in comparison to the previous year. Such investment is expected to focus on increasing the efficiency of antibody generation at MorphoSys and maintaining the technological leadership using the HuCAL antibody library. For the newly acquired Serotec Group, investments for integration and exploitation of synergies are planned.

### Human Resources

The average number of total employees of the MorphoSys Group is expected to be higher in 2006 due to the acquisition of Serotec, which adds approximately 80 employees to the corporate head count. New employees required beyond these levels are presently contingent upon new collaborations or expansions of existing business activities to support the same.

### Supply Chain Management

In conjunction with the newly acquired affiliates in the U.K. and the U.S. (i.e. the Biogenesis Group and the Serotec Group), MorphoSys is presently identifying common vendors across its various subsidiaries, in order to secure global agreements with these parties. It is expected that additional critical mass could thereby be gained in these agreements, which would help the Company to secure the most beneficial terms for Group companies.

### Future Legal Corporate Structure and Organization

The acquired Biogenesis Ltd. and Biogenesis, Inc., are now subsidiaries of MorphoSys AG and were renamed MorphoSys UK Ltd. and MorphoSys US, Inc., by the beginning of 2006 The recently acquired Serotec Group, which includes Serotec Ltd., Serotec, Inc., Serotec GmbH and Oxford Biotechnology Ltd., also became an affiliate of MorphoSys AG. A review is presently ongoing relating to corporate structure, with the ultimate purpose of making the present MorphoSys Group companies work as efficiently and smoothly as possible.

### Dividends

Although MorphoSys achieved a net profit in 2005, the Company believes that the payment of dividends should be deferred until such time as its financial and liquidity position supports the same. As such, any profits generated by the business shall be reinvested into the operation of its business in order to create further growth opportunities for the future.

# Financial Statements


NOTES
69 70 72 74 76 83 85 ...... 88 92 ... 94 96 99 102 104 .. 106 109 114 ........... 119



NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

This page intentionally left blank

# Consolidated Statements of Operations (IFRS)

| in € | Note | 12/31/2005 | 12/31/2004 |
|---|---|---|---|
| Revenues | 1q | 33,486,843 | 21,978,796 |
| Operating Expenses | | | |
| Cost of Goods Sold | | 2,514,172 | 943,817 |
| Research and Development | 2 | 13,607,643 | 11,447,478 |
| Sales, General and Administrative | | 10,072,583 | 7,522,188 |
| Stock-Based Compensation | 14, 15 | 1,132,104 | 1,423,907 |
| Total Operating Expenses | | 27,326,502 | 21,337,390 |
| Profit from Operations | | 6,160,341 | 641,406 |
| Interest Income | | 108,101 | 285,695 |
| Interest Expense | | 277,228 | 338,469 |
| Other Expenses, Net | | 879,259 | 306,520 |
| Profit before Taxes | | 5,111,955 | 282,112 |
| Income Tax | 17 | 435,586 | - |
| **Net Profit** | | **4,676,369** | **282,112** |
| Basic Net Profit per Share | 18 | 0.84 | 0.05 |
| Diluted Net Profit per Share | 18 | 0.83 | 0.05 |
| Shares Used in Computing Basic Net Profit per Share | 18 | 5,578,865 | 5,131,467 |
| Shares Used in Computing Diluted Net Profit per Share | 18 | 5,650,378 | 5,169,965 |

See accompanying notes

# Consolidated Balance Sheets (IFRS)

| in € | Note | 12/31/2005 | 12/31/2004 |
|---|---|---|---|
| **Assets** | | | |
| *Current Assets* | | | |
| Cash and Cash Equivalents | 3 | 4,017,029 | 12,531,198 |
| Available-for-Sale Financial Assets | 4 | 49,542,541 | 24,698,532 |
| Accounts Receivable | 5 | 3,345,812 | 2,304,778 |
| Other Receivables | 6 | 25,133 | 392,035 |
| Prepaid Expenses and Other Current Assets | 7 | 1,544,174 | 430,608 |
| Total Current Assets | | 58,474,689 | 40,357,151 |
| Non-Current Assets | | | |
| Property, Plant and Equipment, Net | 8 | 4,696,863 | 2,330,995 |
| Patents, Net | 9 | 2,361,005 | 2,790,091 |
| License Fees, Net | 9 | 8,457,091 | 9,671,131 |
| Software, Net | 9 | 131,506 | 288,115 |
| Know- How and Customer List, Net | 9 | 1,485,567 | - |
| Goodwill | 9 | 4,137,349 | - |
| Other Assets | 10 | 372,574 | 358,210 |
| Total Non-Current Assets | | 21,641,955 | 15,438,542 |
| **Total Assets** | | **80,116,644** | **55,795,693** |

*See accompanying notes*

| in € | Note | 12/31/2005 | 12/31/2004 |
|---|---|---|---|
| **Liabilities and Stockholders' Equity** | | | |
| Current Liabilities | | | |
| Accounts Payable | 11 | 4,321,591 | 3,838,144 |
| Current Portion of License Payable | 11 | 1,012,233 | 910,243 |
| Provisions | 12 | 978,719 | 600,607 |
| Current Portion of Deferred Revenue | 1q | 4,735,208 | 4,757,249 |
| Total Current Liabilities | | 11,047,751 | 10,106,243 |
| Non-Current Liabilities | | | |
| License Payable, Net of Current Portion | 11 | – | 880,015 |
| Provisions, Net of Current Portion | 12 | 62,763 | - |
| Deferred Revenue, Net of Current Portion | 1q | 3,687,199 | 5,100,646 |
| Convertible Bonds Due to Related Parties | 14 | 50,214 | 109,692 |
| Deferred Tax Liability | 9, 17 | 1,260,946 | 220,611 |
| Total Non-Current Liabilities | | 5,061,122 | 6,310,964 |
| Stockholders' Equity | 13, 14, 15 | | |
| Common Stock, € 3.00 Par Value;<br>11,416,850 and 9,597,400 Ordinary Shares Authorized; 6,025,863 and 5,438,852 Ordinary Shares Issued; 5,996,701 and 5,408,790 Ordinary Shares Outstanding; for 2005 and 2004 respectively<br>Treasury Stock (29,162 and 30,062 Shares for 2005 and 2004 respectively), at Cost | | 18,066,886 | 16,305,523 |
| Additional Paid-In Capital | | 96,412,849 | 78,646,377 |
| Accumulated Other Comprehensive Income | | 877,863 | 452,782 |
| Accumulated Deficit | | (51,349,827) | (56,026,196) |
| Total Stockholders' Equity | | 64,007,771 | 39,378,486 |
| **Total Liabilities and Stockholders' Equity** | | **80,116,644** | **55,795,693** |

See accompanying notes

# Consolidated Statements of Changes in Stockholders' Equity (IFRS)

| | Common Stock | | |
|---|---|---|---|
| | Shares | € | |
| **Balance as of January 1, 2004** | **4,901,332** | **14,703,996** | |
| Compensation Related to the Grant of Stock Options and Conv. Bonds | | | |
| Equity Components of Convertible Bonds Granted to Employees | | | |
| Exercise of Options and Convertible Bonds Issued to Related Parties | 47,387 | 142,161 | |
| Exercise of Options from Treasury Stock Issued to Related Parties | | | |
| Conversion of Convertible Bonds, Net of Issuance Cost of € 126,583 | 490,133 | 1,470,399 | |
| Other Comprehensive Income: | | | |
| Change in Unrealized Gain on Available-for-Sale Securities, Net of Deferred Tax Asset | | | |
| Foreign Currency Gain from Consolidation | | | |
| Net Profit for the Period | | | |
| Comprehensive Income | | | |
| **Balance as of December 31, 2004** | **5,438,852** | **16,316,556** | |
| Compensation Related to the Grant of Stock Options and Conv. Bonds | | | |
| Equity Components of Convertible Bonds Granted to Employees | | | |
| Exercise of Options and Convertible Bonds Issued to Related Parties | 96,878 | 290,634 | |
| Exercise of Options from Treasury Stock Issued to Related Parties | | | |
| Capital Increase, Net of Issuance Cost of € 483,253 | 490,133 | 1,470,399 | |
| Other Comprehensive Income: | | | |
| Change in Unrealized Gain on Available-for-Sale Securities, Net of Deferred Tax Asset | | | |
| Foreign Currency Gain from Consolidation | | | |
| Net Profit for the Period | | | |
| Comprehensive Income | | | |
| **Balance as of December 31, 2005** | **6,025,863** | **18,077,589** | |

See accompanying notes

| Treasury Stock | | Additional Paid-In Capital | Revaluation Reserve | Translation Reserve | Accumulated Deficit | Total Stock-holders' Equity |
|---|---|---|---|---|---|---|
| Shares | € | € | € | € | € | € |
| **59,762** | **(21,934)** | **68,632,990** | **244,930** | **50,826** | **(56,308,308)** | **27,302,500** |
| | | 1,423,908 | | | | 1,423,908 |
| | | 7,405 | | | | 7,405 |
| | | 715,476 | | | | 857,637 |
| (29,700) | 10,901 | 508,850 | | | | 519,751 |
| | | 7,357,748 | | | | 8,828,147 |
| | | | | | | |
| | | | 158,299 | | | 158,299 |
| | | | | (1,273) | | (1,273) |
| | | | | | 282,112 | 282,112 |
| | | | | | | 439,138 |
| **30,062** | **(11,033)** | **78,646,377** | **403,229** | **49,553** | **(56,026,196)** | **39,378,486** |
| | | 1,132,104 | | | | 1,132,104 |
| | | - | | | | - |
| | | 1,185,929 | | | | 1,476,563 |
| (900) | 330 | 2,370 | | | | 2,700 |
| | | 15,446,069 | | | | 16,916,468 |
| | | | | | | |
| | | | 181,450 | | | 181,450 |
| | | | | 243,631 | | 243,631 |
| | | | | | 4,676,369 | 4,676,369 |
| | | | | | | 5,101,450 |
| **29,162** | **(10,703)** | **96,412,849** | **584,679** | **293,184** | **(51,349,827)** | **64,007,771** |

# Consolidated Statements of Cash Flows (IFRS)

| in € | Note | 12/31/2005 | 12/31/2004 |
|---|---|---|---|
| **Operating Activities** | | | |
| Net Profit | | 4,676,369 | 282,112 |
| Adjustments to Reconcile Net Profit to Net Cash Provided by/(Used in) Operating Activities: | | | |
| Depreciation | | 928,002 | 656,805 |
| Amortization of Intangible Assets | | 2,696,560 | 1,980,243 |
| Income Tax Benefit | | (344,817) | - |
| Net Gain on Sales of Financial Assets | | (611,187) | (109,748) |
| Unrealized Net Loss/(Gain) on Derivative Financial Instruments | | 336,004 | (233,459) |
| Loss/(Gain) on Sale of Property and Equipment | | 26,396 | (562) |
| Loss on Sale of Intangible Assets | | 3,792 | - |
| Recognition of Deferred Revenue | | (11,669,191) | (11,515,191) |
| Stock-Based Compensation | | 1,132,104 | 1,423,907 |
| Changes in Operating Assets and Liabilities: | | | |
| Accounts Receivable | | (624,172) | (193,068) |
| Prepaid Expenses and Other Assets | | (909,014) | 202,488 |
| Accounts Payable and Provisions | | 869,890 | 1,381,447 |
| Licenses Payable | | (1,006,679) | (538,162) |
| Other Liabilities | | (1,520,771) | - |
| Deferred Revenue | | 10,233,703 | 11,014,632 |
| Cash Generated from Operations | | 4,216,989 | 4,351,444 |
| Interest Paid | | 228,654 | 325,011 |
| **Net Cash Provided by Operating Activities** | | **4,445,643** | **4,676,455** |

See accompanying notes

| in € | Note | 12/31/2005 | 12/31/2004 |
|---|---|---|---|
| Investing Activities: | | | |
| Purchases of Financial Assets | | (43,317,784) | (16,638,219) |
| Proceeds from Sales of Financial Assets | | 19,611,985 | 9,055,420 |
| Purchases of Property, Plant and Equipment | | (625,553) | (1,505,102) |
| Proceeds from Disposals of Property, Plant and Equipment | | 75,914 | 20,267 |
| Additions to Intangibles | | (73,499) | (221,644) |
| Acquisition of Biogenesis, Net of Cash Acquired | | (7,069,417) | - |
| **Net Cash Used in Investing Activities** | **19** | **(31,398,354)** | **(9,289,278)** |
| Financing Activities: | | | |
| Proceeds from the Issuance of Equity | | 17,399,722 | 8,954,730 |
| Proceeds from the Exercise of Options and Convertible Bonds | | 1,479,263 | 1,377,388 |
| Interest Expense Due to the Issuance of Convertible Bonds Granted to Related Parties | | - | 13,458 |
| Net of Proceeds and Payments from the Issuance of Convertible Bonds Granted to Related Parties | | (59,478) | (47,508) |
| Purchases of Derivative Financial Instruments | 6 | (75,000) | (186,647) |
| Proceeds from the Disposal of Derivatives | 6 | 136,529 | 508,000 |
| Net Cost of Share Issuance | | (483,253) | (126,583) |
| **Net Cash Provided by Financing Activities** | **19** | **18,397,783** | **10,492,838** |
| Effect of Exchange Rate Differences on Cash | | 40,759 | (1,273) |
| (Decrease)/Increase in Cash and Cash Equivalents | | (8,514,169) | 5,878,742 |
| **Cash and Cash Equivalents at the Beginning of the Period** | | **12,531,198** | **6,652,456** |
| **Cash and Cash Equivalents at the End of the Period** | | **4,017,029** | **12,531,198** |

See accompanying notes

# Notes to the Consolidated Financial Statements

## 1 Organization and Summary of Significant Accounting Policies

### Business and Organization

MorphoSys AG ("the Company, MorphoSys") is a biotechnology company using combinatorial biology for drug discovery with the principal objective of developing and commercially exploiting new enabling technologies across a broad scientific spectrum. The Company was founded in July 1992 as a German limited liability company. In June 1998, MorphoSys AG became a German stock corporation. In March 1999, the Company went public on Germany's *Neuer Markt*, the stock exchange designated for high-growth enterprises. On January 15, 2003, MorphoSys AG was admitted to the Prime Standard segment of the Frankfurt Stock Exchange.

### Consolidated Companies

The Company has four wholly owned subsidiaries (together referred to as the "MorphoSys Group"):

MorphoSys U.S.A., Inc., was incorporated in the United States on February 16, 2000. The subsidiary's purpose was to assist the Company in the sale and licensing of MorphoSys AG products. MorphoSys U.S.A., Inc. substantially ceased its operations in November 2002.

MorphoSys IP GmbH was incorporated in Munich, Germany, on November 6, 2002. The subsidiary's purpose is to purchase, maintain and administer certain intangible assets of the MorphoSys Group. The company's operations are physically located on the premises of MorphoSys AG, and operations commenced on December 31, 2002.

Biogenesis Ltd. (Poole, U.K.) and its sister company Biogenesis, Inc. (Brentwood, New Hampshire, U.S.A.), were acquired by MorphoSys in January 2005. The final agreements specified the purchase of 100 % ownership of the two companies by MorphoSys AG for a total of £ 5,250,000, less net debt of approximately £ 0.7 million.

### General Information

The consolidated financial statements for the year ended December 31, 2005, will be authorized for issue in accordance with a resolution of the Management Board on February 10, 2006. The Management Board is represented by: Dr. Simon E. Moroney (Chief Executive Officer), Mr. Dave Lemus (Executive Vice President and Chief Financial Officer) and Dr. Marlies Sproll (Chief Scientific Officer since November 1, 2005).

The Supervisory Board is represented by Dr. Gerald Möller (Chairman, Remuneration & Nomination Committee), Prof. Dr. Jürgen Drews (Deputy Chairman, Remuneration & Nomination Committee), Dr. Daniel Camus (Audit Committee), Dr. Metin Colpan (Remuneration & Nomination Committee), Prof. Dr. Andreas Plückthun and Dr. Geoffrey N. Vernon (Audit Committee).

The registered offices of MorphoSys AG are located at Lena-Christ-Str. 48 in 82152 Martinsried/Planegg, Germany.

**Significant Accounting Policies**

a) Basis of Adoption

The preparation of the consolidated financial statements in conformity with the International Financial Reporting Standards (IFRS) requires management to make certain estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

**IFRS 2 "Share-Based Payment"**

IFRS 2 "Share-Based Payment" requires an expense to be recognized where the Group buys goods or services in exchange for shares or rights over shares ("equity-settled transactions"), or in exchange for other assets equivalent in value to a given number of shares or rights over shares ("cash-settled transactions"). The main impact of IFRS 2 on the Group refers to the expense associated with employees' and directors' share options and other share-based incentives by using an option-pricing model.

In accordance with IFRS 2.54, the Group has applied IFRS 2 to equity-settled awards granted on or after January 1, 1999. In accordance with IFRS 2.56, options granted prior to January 1, 1999, are therefore not expensed. All information is nonetheless disclosed in line with IFRS 2.44 and 2.45. Further details are given in the Notes to the Consolidated Financial Statements–sections 14 and 15.

**IFRS 3 "Business Combinations," IAS 36 "Impairment of Assets" and IAS 38 "Intangible Assets"**

IFRS 3 applies to accounting for business combinations for which the agreement date is on or after March 31, 2004. IFRS 3 requires that all business combinations are accounted for using the purchase method, whereby identifiable assets and liabilities acquired are measured initially at their fair value. Any excess of the purchase price over the amounts allocated is recognized as goodwill. The goodwill is subject to a regular review for possible impairment.

The Company determined the accounting for business combinations in 2005 only provisionally. It is currently performing a purchase price allocation. The outcome may result in an adjustment of the goodwill following IFRS 3.62; any adjustments to the provisional values will be recognized within twelve months of the acquisition date (IFRS 3.69).

The useful economic life of intangible assets is generally assessed at the level of individual assets as having either a finite or an indefinite life. The Company has not identified any assets with an indefinite life. Intangible assets with a finite life have been amortized over their useful life. Amortization periods and methods for intangible assets with finite useful economic lives are reviewed annually or earlier where an indicator of impairment exists. In 2005, the Company identified impairments for assets acquired. Please see the Notes to the Consolidated Financial Statements–section 9 for detailed information.

Receivables, liabilities, provisions, income and expenses and profits between consolidated companies are eliminated on consolidation.

### b) Statement of Compliance

The accompanying consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) adopted by the International Accounting Standards Board (IASB), London, in consideration of interpretations of the Standing Interpretations Committee (SIC), the International Financial Reporting Interpretations Committee (IFRIC) and the IFRS adopted by the European Commission.

The consolidated financial statements of the Company for the year ended December 31, 2005, comprise the Company and its subsidiaries (together referred to as the "MorphoSys Group").

### c) Basis of Presentation

The financial statements are presented in euros unless otherwise stated. They are prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: derivative financial instruments, investments available for sale and certain licenses (Cambridge Antibody Technology Ltd. (CAT) and XOMA Ireland Ltd.). All figures in this report are rounded either to the nearest euro or thousand of euros.

IAS 27 "Consolidated and Separate Financial Statements" shall be applied for annual periods beginning on or after January 1, 2005. The Company decided to adopt IAS 27 for all financial statements beginning January 1, 2003. The accounting policies have been applied consistently by Group entities following IAS 27.28.

### d) Basis of Consolidation

Intercompany balances and transactions and any unrealized gains arising from intercompany transactions are eliminated in preparing the consolidated financial statements following IAS 27.24. Unrealized losses are eliminated in the same way as unrealized gains. Please see the Notes to the Consolidated Financial Statements – section 1a IFRS 3 "Business Combinations" for further details.

### e) Foreign Currency Translation

IAS 21 ("The Effects of Changes in Foreign Exchange Rates") defines the accounting for transactions and balances in foreign currencies. Transactions in foreign currencies are translated at the foreign exchange rate as of the date of the transaction. Foreign exchange differences arising on these translations are recognized in the income statement. On the balance sheet date, assets and liabilities are translated at the closing rate, and income and expenses are translated at the average exchange rate for the period. Any foreign exchange differences deriving from these translations are recorded in the income statement. Any further foreign exchange differences on a Group level are recognized in other comprehensive income (equity).

### f) Interest

MorphoSys uses interest rates to calculate fair values and discount certain liability. For stock-based compensation calculation, MorphoSys uses the interest rate of a German government bond with a duration of two years at grant date.

To discount certain obligations in connection with the settlement agreement with CAT, the Company uses a 13 % interest rate to discount its liability.

### g) Derivative Financial Instruments

The Group uses derivative financial instruments to hedge its exposure to foreign exchange rate risks. In accordance with IAS 39.9, all derivative financial instruments are held for trading and recognized initially at cost. Subsequent to initial recognition, derivative financial instruments are stated at fair value, which is their quoted market price as of the balance sheet date. Since the derivatives were not tested for hedge accounting, any resulting gain or loss is recognized in the income statement. According to the Group's foreign currency hedging policy, receivables which are definite and collectable within a twelve-month period will be hedged.

h) Cash and Cash Equivalents
The Company considers all cash at bank, in hand and short-term deposits with an original maturity of three months or less to be cash and cash equivalents. The Company invests its cash in deposits with two major German financial institutions, namely HypoVereinsbank and Deutsche Bank.

i) Financial Assets
All financial assets are initially recognized at cost, being the fair value of the consideration given and including acquisition charges associated with the investment.

The Company accounts for its investments in debt and equity securities in accordance with IAS 39. The management determines the proper classifications of financial assets at the time of purchase and re-evaluates such designations as of each balance sheet date. As of December 31, 2005, and as of December 31, 2004, the financial assets held by the Group have been classified as available for sale. These financial assets are recognized or derecognized by the Group on the date it commits to purchase or sell the financial assets. After initial recognition, available-for-sale financial assets are measured at fair value, with any resulting gain or loss reported directly in other comprehensive income within equity until the financial assets are sold, collected or otherwise disposed of, or until the financial assets are determined to be impaired, at which time the cumulative loss is reported in the income statement.

The Company considers a decline in the fair value of available-for-sale financial assets which is longer than six months in duration to be deemed other than temporary unless specific facts and circumstances indicate otherwise. If, in a subsequent period, the fair value increases, the impairment loss is reversed, with the amount of reversal included in other comprehensive income for equity securities and in the income statement for debt securities.

j) Accounts Receivable
Accounts receivable are stated at their cost less any allowance for doubtful accounts (see below) and impairment losses (see accounting policy n).

The allowance for doubtful accounts is based on the management's assessment of the collectibility of specific customer accounts and the aging of the accounts receivable. If there is a deterioration in a major customer's creditworthiness or actual defaults are higher than the historical experience, the management's estimates of the recoverability of amounts due to the Company could be adversely affected. Based on management assessment, allowances in the amount of € 41,461 as of December 31, 2005, and € 36,456 as of December 31, 2004, were recognized. The Company does not require collateral from customers for accounts receivable.

k) Inventory
Inventories are stated on a FIFO basis at the manufacturing/acquisition cost or net realizable value, whichever is the lower. Manufacturing cost of self-produced inventories comprises all costs which are directly attributable and an appropriate portion of the overhead costs.

l) Property, Plant and Equipment

Property, plant and equipment is stated at cost, less accumulated depreciation (see also the Notes to the Consolidated Financial Statements—section 8) and impairment losses (see accounting policy n). Replacements and improvements are capitalized while general repairs and maintenance are charged to expenses as incurred. Assets are depreciated over their expected useful lives using the straight-line method (three to five years). Leasehold improvements are depreciated over the estimated useful lives of the assets (ten to fifty years).

m) Intangible Assets

ma) Research and Development

Research costs are expensed as incurred. Development costs were expensed as incurred in accordance with IAS 38.5 and IAS 38.11–38.23.

mb) Patent Costs

Patents obtained by the Group are stated at cost less accumulated amortization (see below) and impairment losses (see accounting policy n). Capitalized costs principally relate to the costs of legal counsel. Patent costs are amortized on a straight-line basis over their estimated useful life (ten years) or the remaining patent term, whichever is the lower. Amortization commences when the patent is issued. The Company's patents covering its proprietary HuCAL technology were granted in Australia in October 2000, in the United States of America in October 2001 and in Europe in June 2002. Further patent applications are pending in Canada and Japan.

mc) License Rights

The Company acquired license rights by making up-front licensing payments, annual maintenance fees and sublicensing payments to third parties. The Company amortizes up-front licensing payments on a straight-line basis over the estimated useful life of the acquired license (ten years). The amortization period and method is reviewed at each balance sheet date (IAS 38.104). Annual maintenance fees are amortized over the term of each annual agreement. Sublicensing payments are amortized on a straight-line basis over the life of the contract or the estimated useful life of the collaboration for those contracts without a stipulated term.

md) Software

Software is stated at cost less accumulated amortization (see below) and impairment losses (see accounting policy n). Amortization is charged to the income statement on a straight-line basis over the estimated useful life of three years. Software is amortized from the date it is available for use.

me) Subsequent Expenditure

Subsequent expenditure on capitalized intangible assets is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

n) Impairment

The management evaluates the carrying amount of the Group's assets for potential impairment at each balance sheet date or whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If any indication of impairment exists, the asset's recoverable amount is estimated. An impairment loss is recognized whenever the recoverable amount is less than the carrying amount of an asset. Impairment losses are recognized in the income statement.

The recoverable amount of an asset is its fair value less costs to sell or its value in use, whichever is the greater. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss in respect of a receivable is reversed if the subsequent increase in the recoverable amount can be related objectively to an event occurring after the impairment loss was recognized. With respect to other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. As of December 31, 2005, impairments in the amount of € 0.5 million were identified and recognized as R&D expenses (see also the Notes to the Consolidated Financial Statements–section 9).

o) Trade and Other Payables

Trade and other payables are stated at their repayment amounts. Payables with repayment dates exceeding one year are discounted to their net present values. Payables of uncertain timing or amount are shown as provisions.

p) Convertible Bonds

The Company issued convertible bonds to the Supervisory Board, Management Board and employees of the Group under application of IAS 32 and IAS 39. In accordance with IAS 32.28, the equity portion of the bond has to be separated and presented as additional paid-in capital. The equity component is deducted from the fair value of the bond. The remaining value is recognized as stock-based compensation. The Company applies the provisions of IFRS 2 "Share-Based Payment" for all convertible bonds granted to the Supervisory Board, Management Board and employees of the Group.

q) Revenue Recognition

The Company's revenues include technology access fees and fees derived from research and development collaboration agreements predominately with companies based in the United States.

Revenues related to non-refundable technology access fees, subscription fees and license fees are deferred and recognized on a straight-line basis over the relevant periods of the agreement, generally the research term or the estimated useful life of the collaboration for those contracts without a stipulated term unless a more accurate means of recognizing revenue is available. Research and development collaboration service fees are recognized in the period when the services are provided. Milestone revenues are recognized upon achievement of certain criteria.

Investment grants from governmental agencies for the support of specific research and development projects for which cash has been received are recorded as revenue to the extent the related expenses have been incurred. Under the terms of the investment grants, the governmental agencies generally have the right to audit the use of the payments received by the Company.

In accordance with IAS 18.21, 18.25 and IAS 20.18, the total consideration in revenue arrangements with multiple deliverables will be allocated among the separately identifiable components based on their respective fair values under application of IAS 18.20, and the applicable revenue recognition criteria will be considered separately for each of the separate components.

Deferred revenue represents revenues received but not yet earned per the terms of the contracts. Grant revenue in 2005 amounted to € 0.4 million (2004: € 0.1 million).

r) Expenses

ra) Cost of Goods Sold

Cost of goods sold comprises the cost of manufactured products and the acquisition cost of purchased goods which have been sold.

rb) Stock-Based Compensation

The Company applies the provisions of IFRS 2 "Share-Based Payment" which obligates the Company to record the estimated fair value for stock options and other awards at the measurement date as a compensation expense over the period in which the employees render the services associated with the award.

rc) Operating Lease Payments

Payments made under operating leases are recognized in the income statement on a straight-line basis over the term of the lease.

s) Interest Income

Interest income is recognized in the income statement as it occurs, taking into account the effective yield on the asset.

t) Interest Expense

Borrowing costs are expensed when incurred.

u) Income Taxes

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable with respect to previous years.

Deferred tax is calculated using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

## 2 Segment Reporting

A segment is a distinguishable component of the Group that is engaged in providing products or services and that is subject to risks and returns that are different from those of other segments.

Segment information is presented in respect of the Group's business and geographical segments. The primary format, business segments, is based on the Group's management and internal reporting structure. Segment results and assets include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

General and administrative expenses are allocated to the respective business segments by applying an allocation along the head count. Intangibles attributable to both segments are allocated along revenues.

The Group consists of the following main business segments:

### Therapeutic Antibodies

MorphoSys possesses one of the leading technologies in the generation of human antibody therapeutics and bespoke antibody research projects. The Company makes use of its technology in collaborations with international pharmaceutical and biotech companies, as well as on its own account.

### Research Antibodies Segment

The Research Antibodies segment leverages MorphoSys's core technological capabilities in the design and manufacture of antibodies for research purposes. It commercializes HuCAL technology focusing on the custom generation of research antibodies for partners on an individual basis.

### Geographical Segments

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of the customers. Segment assets are based on the geographical location of the assets.

| | Therapeutic Antibodies | | Research Antibodies | | Unallocated | | Consolidated | |
|---|---|---|---|---|---|---|---|---|
| in 000's € | 2005 | 2004 | 2005 | 2004 | 2005 | 2004 | 2005 | 2004 |
| **Revenues** | **29,139** | **21,194** | **4,348** | **784** | | | **33,487** | **21,978** |
| Cost of Goods Sold | | | 2,514 | 944 | | | 2,514 | 944 |
| **Segment Result** | **12,121** | **6,094** | **(3,062)** | **(2,372)** | **(2,899)** | **(3,081)** | **6,160** | **641** |
| Interest Income | | | | | | | 108 | 286 |
| Interest Expense | | | | | | | 277 | 338 |
| Other Expenses, Net | | | | | | | 879 | 307 |
| **Total Profit Before Taxes** | | | | | | | **5,112** | **282** |
| Income Tax | | | | | | | 436 | - |
| **Total Profit** | | | | | | | **4,676** | **282** |
| Cash and Cash Equivalents | | | 215 | | 3,802 | 12,531 | 4,017 | 12,531 |
| Accounts Receivables | 2,742 | 2,065 | 604 | 240 | | | 3,346 | 2,305 |
| Prepaid Expenses and Other Current Assets | | | 542 | | 1,002 | 431 | 1,544 | 431 |
| Property, Plant and Equipment, Net | 1,028 | 1,090 | 3,326 | 878 | 343 | 363 | 4,697 | 2,331 |
| Software, Net | 93 | 210 | 8 | 8 | 31 | 70 | 132 | 288 |
| Know- How and Customer List | | | 1,485 | | | | 1,485 | |
| Goodwill | | | 4,137 | | | | 4,137 | |
| **Total Segment Assets** | **3,863** | **3,365** | **10,317** | **1,126** | **65,937** | **51,305** | **80,117** | **55,796** |
| Accounts Payable | | | 332 | | 3,990 | 3,838 | 4,322 | 3,838 |
| Deferred Revenue | 8,391 | 9,815 | 31 | 43 | | | 8,422 | 9,858 |
| Deferred Tax Liability | | | 940 | | 321 | 221 | 1,261 | 221 |
| **Total Segment Liabilities** | **8,391** | **9,815** | **1,303** | **43** | **6,415** | **6,560** | **16,109** | **16,418** |
| Capital Expenditure | 505 | 728 | 124 | 777 | 70 | | 699 | 1,505 |
| Depreciation | 537 | 461 | 391 | 145 | | 51 | 928 | 657 |

The balance sheet items shown in the table above include segment allocation. The other items remain unallocated.

Segment result is defined as segment revenue less operating segment expenses.

The following table shows the split of the Company's consolidated sales by geographical markets:.

| in 000's € | 2005 | 2004 |
|---|---|---|
| Europe and Rest of the World | 19,462 | 9,935 |
| U.S.A. and Canada | 14,025 | 12,043 |
| **Total** | **33,487** | **21,978** |

The following table shows the split of the Company's assets by geographical segments:

| in 000's € | 2005 | 2004 |
|---|---|---|
| Germany | 77,639 | 55,796 |
| U.K. | 1,957 | - |
| U.S.A. | 581 | - |
| **Total Assets** | **80,117** | **55,796** |

The following table shows the split of the Company's capital expenditure by geographical segments:

| in 000's € | 2005 | 2004 |
|---|---|---|
| Germany | 630 | 1,727 |
| U.K. | 53 | - |
| U.S.A. | 16 | - |
| **Total** | **699** | **1,727** |

## 3 Cash and Cash Equivalents

| in 000's € | 2005 | 2004 |
|---|---|---|
| Bank Balances and Cash in Hand | 3,590 | 12,281 |
| Term Deposits | 427 | 250 |
| **Cash and Cash Equivalents** | **4,017** | **12,531** |

## 4 Financial Assets

Financial assets consist of the following as of December 31, 2005 and 2004:

| in 000's € | Maturity | Cost | Gross Unrealized Holding Gains | Gross Unrealized Holding Losses | Realized Holding Gains | Market Value |
|---|---|---|---|---|---|---|
| **12/31/2005** | | | | | | |
| DB Money Market Funds | daily | 48,637 | 905 | - | - | 49,542 |
| Restricted Cash | | | | | | - |
| | | | | | | **49,542** |
| **12/31/2004** | | | | | | |
| DB Money Market Funds | daily | 24,320 | 624 | - | - | 24,944 |
| Restricted Cash | | | | | | 246 |
| | | | | | | **24,698** |

The gross unrealized holding gains of € 905,364 for the year ended December 31, 2005, and € 623,840 for the year ended December 31, 2004, were recorded as a separate component of stockholders' equity (revaluation reserve). In 2005 the Group recorded gains of € 611,187 in the income statement on the sale of financial assets, which had previously been recognized in equity (2004: € 109,748).

For further details on accounting for financial assets see the Notes to the Consolidated Financial Statements–section 1i).

## 5 Accounts Receivable

All accounts receivable are non-interest bearing and are generally due on a 30- to 45-day term. On December 31, 2005 and 2004, accounts receivable included unbilled amounts of € 145,648 and € 116,037 respectively.

## 6 Other Receivables

According to the Company's hedging policy, definite foreign currency receivables which are collectable within a twelve-month period are reviewed for hedging and shown as other receivables with their fair values. Starting 2003, MorphoSys entered into foreign currency options and forward contracts to hedge foreign exchange exposure related to U.S. dollar accounts receivable.

As of December 31, 2005, no options contracts were outstanding (2004: € 3,846,155 or US$ 5,000,000). Therefore the fair market value as of December 31, 2005, was € 0 (2004: € 180,190). This was recorded in other receivables on the balance sheet, whereas it was classified as held for trading in 2004. Changes in fair value were recognized as other income and included in foreign exchange losses of € 1.2 million for the fiscal year 2005. As of December 31, 2005, the contract premium for derivatives entered into in February 2004 amounted to € 138,000 (2004: € 138,000).

## 7 Prepaid Expenses and Other Current Assets

Prepaid expenses mainly include prepaid sublicense fees of €0.1 million as of December 31, 2005 (2004: €0.1 million), and other prepayments in the amount of €0.9 million as of December 31, 2005 (2004: €0.3 million).

## 8 Property, Plant and Equipment, Net

| in 000's € | Land and Buildings | Office and Laboratory Equipment | Furniture and Fixtures | Total |
|---|---|---|---|---|
| Cost | | | | |
| 01/01/2005 | - | 4,986 | 1,345 | 6,331 |
| Additions | 2,247 | 629 | 536 | 3,412 |
| Disposals | - | 281 | - | 280 |
| 12/31/2005 | 2,247 | 5,334 | 1,881 | 9,462 |
| Accumulated Depreciation | | | | |
| 01/01/2005 | - | 3,274 | 726 | 4,000 |
| Depreciation Charge for the Year | 10 | 672 | 246 | 843 |
| Disposals | - | 163 | - | 163 |
| 12/31/2005 | 10 | 3,783 | 972 | 4,765 |
| Carrying Amount | | | | |
| 01/01/2005 | - | 1,712 | 619 | 2,331 |
| 12/31/2005 | 2,237 | 1,551 | 909 | 4,697 |

Property, plant and equipment of the two Biogenesis subsidiaries are included in additions and disposals, as these items were added to the MorphoSys Group on January 20, 2005.

The depreciation charge is included in the following line items of the statement of operations:

| in 000's € | 2005 | 2004 |
|---|---|---|
| Research and Development | 568 | 493 |
| Sales, General and Administrative | 321 | 164 |
| Cost of Goods Sold | 39 | - |
| | **928** | **657** |

Currency translation effects for property, plant and equipment held in foreign currency were minor as of December 31, 2005, and therefore, these amounts were not shown separately. For more detailed information, see Appendix 1.

## 9 Intangible Assets, Net

| in 000's € | Patents | License Fees | Software | Know-How and Customer Lists | Goodwill | Total |
|---|---|---|---|---|---|---|
| Cost | | | | | | |
| 01/01/2005 | 3,766 | 12,140 | 1,366 | - | - | 17,272 |
| Additions | 29 | - | 45 | 2,313 | 4,137 | 6,524 |
| Disposals | - | - | 19 | - | - | 19 |
| 12/31/2005 | 3,795 | 12,140 | 1,392 | 2,313 | 4,137 | 23,777 |
| Accumulated Amortization | | | | | | |
| 01/01/2005 | 976 | 2,469 | 1,078 | - | - | 4,523 |
| Amortization for the Year * | 458 | 1,214 | 198 | 827 | - | 2,697 |
| Disposals | - | - | 16 | - | - | 16 |
| 12/31/2005 | 1,434 | 3,683 | 1,260 | 827 | - | 7,204 |
| Carrying Amount | | | | | | |
| 01/01/2005 | 2,790 | 9,671 | 288 | - | - | 12,749 |
| 12/31/2005 | 2,361 | 8,457 | 132 | 1,486 | 4,137 | 16,573 |

* Including impairment losses of € 0.5 million

Intangibles of the Biogenesis Group are included in additions and disposals of the current year, since these items were acquired by the MorphoSys Group on January 20, 2005. Currency translation effects for intangibles held in foreign currency were minor as of December 31, 2005, and therefore, these amounts were not shown separately.

As of December 31, 2005, foreign exchange effects of € 0.2 million were recognized for the assets acquired and accounted for as other comprehensive income.

The amortization charge is included in the following line items of the income statement:

| in 000's € | 2005 | 2004 |
|---|---|---|
| Research and Development* | 2,190 | 1,451 |
| Sales, General and Administrative | 507 | 529 |
| | **2,697** | **1,980** |

* Including impairment losses of € 0.5 million

**Preliminary Goodwill Allocation**

On January 20, 2005, MorphoSys acquired Biogenesis Ltd. (Poole, U.K.) and Biogenesis, Inc., (Brentwood, New Hampshire, U.S.A.). The final agreements specified the purchase of 100% ownership of the two companies by MorphoSys AG for a total of £ 5,250,000, less net debt of approximately £ 0.7 million. The total cost for financial advisors, legal counsel and other advisors was € 0.7 million. The two Biogenesis companies became wholly owned subsidiaries of MorphoSys AG. In the year 2005, the subsidiaries contributed a net loss of € 0.8 million to the consolidated net profit. In accordance with IFRS 3.62 and 3.69, the group has applied a preliminary goodwill allocation since certain amounts can only be accounted for provisionally. All transactions are regularly reviewed with regard to triggering events for the impairment of acquired assets. The acquisition of Serotec was regarded a such triggering event. All assets recognized after the Biogenesis acquisition were analyzed accordingly and impairments of € 0.5 million were recorded and shown separately as follows:

**Net Assets as of January 20, 2005**

Biogenesis Group

| in 000's € | Recognized Values | Fair Value Adjustments | Impairment | Fair Value Amounts |
|---|---|---|---|---|
| Cash and Cash Equivalents | 206 | – | – | 206 |
| Property, Plant and Equipment | 1,788 | 898 | – | 2,686 |
| Inventories | 123 | 328 | – | 451 |
| Trade and Other Receivables | 425 | – | – | 425 |
| Intangibles | – | 2,230 | (501) | 1,729 |
| Interest-Bearing Loans and Borrowings | (990) | – | – | (990) |
| Trade and Other Payables | (543) | – | – | (543) |
| Deferred Taxes | – | (1,266) | 175 | (1,091) |
| Net Identifiable Assets and Liabilities | 1,009 | 2,190 | (326) | 2,873 |
| Goodwill on Acquisition | | | | 4,402 |
| Consideration Paid, Satisfied in Cash* | | | | 7,275 |
| Cash (acquired) | | | | 206 |
| Net Cash Outflow | | | | 7,069 |

*Advisors' fees amounting to € 0.7 million included

The Company has entered into the following license agreements covering certain patented technology which are capitalized (non-capitalized license agreements have not been disclosed in detail):

**SCA Ventures, Inc., U.S.A.**

In December 1999, the Company concluded a non-exclusive product-derived license agreement with SCA Ventures, Inc., U.S.A., in which the Company obtained a non-exclusive license from SCA Ventures in order to design, discover, develop, make, use, sell, offer for sale and import HuCAL-derived products under SCA Ventures' patent rights to single-chain antibodies. The Company may use SCA Ventures' licensed technologies for the research and discovery of novel therapeutic agents and targets and may sublicense the technology to its commercial partners. The Company may terminate this agreement for any reason upon six months' prior written notice to SCA Ventures. The Company pays an up-front license fee, annual maintenance and transfer fees. As of December 31, 2005, the license had a remaining amortization period of four years.

**Biosite Diagnostics, Inc., U.S.A.**

In January 2000, the Company signed a collaboration agreement with Biosite Diagnostics, Inc., under which the Company receives a royalty-bearing, non-exclusive, worldwide license to patents owned by Biosite and XOMA Corporation covering certain technologies relating to the display and screening of multi-chain antibodies. The Company may use the licensed technologies for research and discovery of novel therapeutic agents and targets and may sublicense the technology to its commercial partners. Unless terminated earlier, the term of this agreement shall be until the expiration of the parties' respective obligations to pay royalties or the expiration of the last patent right licensed by one party to the other, whichever is the later. The Company pays an up-front technology access fee in addition to annual maintenance and transfer fees. As of December 31, 2005, the license had a remaining amortization period of four years.

**Genentech, Inc., U.S.A.**

In May 2000, the Company concluded a license agreement with Genentech, Inc., granting the Company rights under Genentech patents relating to monovalent phage display screening technology. The Company may use the licensed technologies for research and discovery of novel therapeutic agents and targets and may sublicense the technology to its commercial partners. The Company pays an up-front technology access fee in addition to annual maintenance and transfer fees. As of December 31, 2005, the license had a remaining amortization period of five years.

**XOMA Ireland Ltd.**

In February 2002, the Company concluded a cross-licensing agreement for antibody-related technologies with XOMA Ireland Ltd. Pursuant to the agreement, MorphoSys paid € 1.1 million to XOMA with a second payment of € 4.6 million due September 2002. At the Company's option, the second installment could be paid in cash or with new shares of the Company's common stock equivalent to € 5.5 million. The Company recorded € 2.5 million as a charge to research and development expenses in the year 2002. The remaining € 3.2 million represents the value of the license received and has been capitalized as an intangible asset and will be amortized over its expected useful life of ten years.

In October 2002, the Company exercised the option to pay the second installment with 363,466 new shares of its common stock, which was determined with reference to the market price of the Company's common stock at the time of the notice. The Company recorded a charge to interest expense of € 0.7 million at the time the shares were issued in May 2003 as a consequence of exercising this option.As of December 31, 2005, the license had a remaining amortization period of seven years.

**Cambridge Antibody Technology Ltd., Cambridge, U.K.**

In December 2002 and effective July 2003, the Company entered into a licensing and settlement agreement with CAT. The settlement agreement covers MorphoSys's past, present and future use, the commercialization of all versions of its HuCAL libraries, and all patents in the ongoing disputes between the two companies. This includes the litigation in the United States regarding CAT's Griffiths, McCafferty, Winter II and Winter/Lerner/Huse patents, as well as oppositions launched by MorphoSys at the European Patent Office against CAT's Winter II and McCafferty patents.As of December 31, 2005, the license had a remaining amortization period of eight years.

For further information, see Appendix 1.

## 10 Other Assets

The Company has classified certain items in other assets that are not available for use in its operations as restricted cash. As of December 31, 2005 and 2004, the Company had commitments of € 250,000 (unchanged) for guarantees issued and € 50,214 and € 59,778 respectively for convertible bonds issued to employees.

## 11 Accounts Payable

Accounts payable are non-interest bearing and are normally settled within 30 days. License payables are partly settled within 30 days. License payables which are expected to be settled after more than twelve months are discounted to their net present value applying with an interest rate of 13 %.

The residual maturity of liabilities is listed in the table below:

Accounts Payable in Euros

| in 000's € | 2005 | 2004 |
|---|---|---|
| Accounts Payable | 344 | 336 |
| Accrued Expenses | 3,617 | 2,588 |
| Other Liabilities | 361 | 914 |
| Of which Taxes | 143 | 731 |
| Of which Related to Social Security | 154 | 157 |
| **Total** | **4,322** | **3,838** |

Accounts payable include accruals, which mainly contain accrued expenses for personnel payments of € 0.6 million (2004: € 1.0 million) as well as accruals for outstanding invoices, which include € 1.3 million mainly for license compensation (2004: € 0.9 million), € 0.2 million for Supervisory Board members' compensation (2004: € 0.1 million), € 0.1 million for audit fees and costs related thereto (2004: € 0.0 million) and € 0.5 million for legal services (2004: € 0.1 million).

At the Company's Annual Shareholders' Meeting in May 2005, the Company was authorized to appoint KPMG Deutsche Treuhand-Gesellschaft AG Wirtschaftsprüfungsgesellschaft as its auditor. In 2005, the auditing company and its partner companies within the international KPMG network were remunerated by MorphoSys AG in the amount of € 280,173 (thereof € 213,519 to KPMG Deutsche Treuhand-Gesellschaft AG Wirtschaftsprüfungsgesellschaft), including audit fees of € 121,363, fees for other confirmations and reviews of € 132,860, fees for tax consultancy of € 24,750 and fees for other services of € 1,200. Accrued expenses for audit fees in the amount of € 79,000 are included in these figures.

## 12 Provisions

As of December 31, 2005 and 2004, the Company recorded provisions of € 1,041,482 and € 600,607, respectively.

Provisions for taxes mainly comprise expenses for income tax, whereas other obligations mainly include provisions for legal disputes. Both items remain uncertain with respect to their amounts as of December 31, 2005.

Provisions changed during the year 2005 as follows:

| in 000's € | 01/01/2005 | Additions | Utilized | Released | 12/31/2005 |
|---|---|---|---|---|---|
| Taxes | - | 1,101 | - | 312 | 789 |
| Obligations for Personnel and Social Expenses | 601 | 17 | 355 | 263 | - |
| Other Obligations | - | 252 | - | - | 252 |
| **Total** | **601** | **1,370** | **355** | **575** | **1,041** |

## 13 Stockholders' Equity

**Common Stock**

On December 31, 2005, the common stock of the Company was € 18,077,589. This represented an increase of € 1,761,033 compared to December 31, 2004, when the balance was € 16,316,556. Each share of common stock is entitled to one vote. An increase in the number of shares of € 1,470,399, or 490,133 shares, arose as a result of a capital increase executed on March 15, 2005. Through the conversion and exercise of 96,878 convertible bonds and options issued to employees, common stock increased by an additional € 290,634 in 2005. The increase of € 1,612,560 during the year ended December 31, 2004, arose as a result of the conversion of bonds issued to Novartis on May 19, 2004. The bond was converted into 490,133 MorphoSys shares on June 15, 2004. Through the conversion and exercise of 47,387 convertible bonds and options issued to employees, common stock increased by an additional € 142,161 in 2004.

Treasury shares totaling € 10,703 (29,162 shares) om December 31, 2005, compared to € 11,033 (30,062 shares) on December 31, 2004, were subtracted from the Company's common stock.

**Authorized Capital**

On May 11, 2005, the Annual Shareholders' Meeting authorized the Company to increase Authorized Capital I by 215,008 shares to create a maximum of 2,175,541 new shares of Authorized Capital I (December 31, 2004: 1,960,533 shares). Also approved was an increase to Authorized Capital II of 592,898 shares to create a maximum of 592,898 new shares of Authorized Capital II (December 31, 2004: 490,133 shares).

Unused Authorized Capital I equaled 2,175,541 and 1,960,533 shares at December 31, 2005 and 2004 respectively. Unused Authorized Capital II equaled 592,898 and 490,133 shares at December 31, 2005 and 2004 respectively.

**Conditional Capital**

In 2005, 1,400 shares were raised from Conditional Capital I through the exercise of the same number of options by employees, increasing the subscribed capital by € 4,200. Furthermore, 34,125 shares were raised from Conditional Capital II through the exercise of the same number of options by employees, increasing the subscribed capital by € 102,375, and 59,478 shares were raised from Conditional Capital IV through the exercise of the same number of convertible bonds by employees, increasing the subscribed capital by € 178,434. Finally, 1,875 shares were raised from Conditional Capital V through the exercise of the same number of options by employees, increasing the subscribed capital by € 5,625.

On May 16, 2003, the Annual Shareholders' Meeting authorized the Company to create additional shares for Conditional Capital III, IV and V, up to a maximum of 1,275,000, 450,269 and 111,447 shares respectively.

On May 11, 2004, the Annual Shareholders' Meeting authorized the Company to create an additional 58,816 shares for Conditional Capital V to create a maximum amount of € 510,789 (170,263 shares).

On May 19, 2004, MorphoSys issued a convertible bond (callable common shares) to Novartis, which was split into seven partial debentures and convertible into a total of 490,133 shares. On June 15, 2004, Novartis converted all debentures into 490,133 common shares from the Company's Conditional Capital III.

On May 11, 2005, the Annual Shareholders' Meeting authorized the Company to create additional shares for Conditional Capital III, IV and V, up to a maximum of 1,602,125, 513,938 and 242,405 shares respectively.

### Dividends

Dividends may only be declared and paid from the accumulated retained earnings (after deduction of certain reserves) shown in the Company's annual German statutory accounts. Such amounts differ from the total of additional paid-in capital and accumulated deficit as shown in the accompanying consolidated financial statements as a result of the adjustments made to present the consolidated financial statements in accordance with IFRS. The Company's German statutory accounts showed taxable income in 2005; however, as of December 31, 2005 and 2004, they reflected no accumulated earnings available for distribution and the Company's ability to pay dividends will therefore depend upon its future earnings.

### Additional Paid-In Capital

On December 31, 2005, additional paid-in capital amounted to € 96,412,849 (December 31, 2004: € 78,646,377). The increase of € 17.7 million is due to stock-based compensation provisions of € 1,132,104, € 15,446,069 including costs in connection with the transaction of € 767,068 as a result of the capital increase on March 15, 2005, netted by a deferred tax asset of € 283,815. A further increase of € 1,188,299 arose from exercise and conversion of options and convertible bonds in the year 2005.

In 2004, the additional paid-in capital was increased by € 10.0 million resulting from stock-based compensation provisions of € 1,431,313, € 7,357,748 from Novartis's capital increase through the grant of callable common shares in May 2004 and € 1,224,326 through the exercise of options and convertible bonds in the year 2004.

## 14 Convertible Bonds

At the Company's Annual Shareholders' Meeting in July 2002, the Company was authorized to issue up to 300,000 non-interest-bearing convertible bonds with a par/nominal value of € 1.00 each to employees and members of the Management Board of the Company and its affiliates until June 30, 2006. The preemptive rights of the stockholders were excluded. On May 16, 2003, the Annual Shareholders' Meeting authorized the Company to grant an additional 150,269 shares. At the Company's Annual Shareholders' Meeting on May 11, 2005, the Company was authorized to grant an additional 150,269 convertible bonds until April 30, 2010.

On January 15, 2002, pursuant to a Management Board decision, the Company issued 91,500 convertible bonds to the Management Board and employees of the Company. The convertible bonds cannot be transferred or encumbered, other than through inheritance/death. In the event of inability to work, the Management Board can allow the transfer with good cause.

The conversion rights may only be exercised if the termination of the employment agreement with the owner of the convertible bonds has not been declared at the time of exercise and a mutual termination agreement has not been entered into. In the event of non-exercise of the conversion rights, beneficiaries are refunded the amount paid to acquire the convertible bonds (i.e. € 1.00 per bond/share).

The beneficiaries may only exercise the conversion rights after the expiration of a waiting period of one year after the grant date. Each convertible bond with a nominal value of € 1.00 can be exchanged for one share of ordinary no-par value common stock of the Company against payment of the exchange price. The convertible bonds cannot be exercised beyond December 31, 2004.

The exchange price for the convertible bonds issued on January 15, 2002, was € 57.56, representing the average closing price of a share in the Company in the final XETRA auction at the Frankfurt Stock Exchange during the last five trading days preceding the resolution of the Management Board to issue the convertible bonds.

The conversion rights can only be exercised if the stock exchange price on at least one day during the lifetime of the convertible bonds has amounted to € 63.31, or 110 % of the average stock exchange price in the final XETRA auction at the

Frankfurt Stock Exchange during the five trading days prior to the resolution of the Management Board to issue the convertible bonds.

Shares which are issued by virtue of the conversion rights may participate in the profits of the Company for the first time in the business year for which no stockholders' resolution on the distribution of profits has been passed at the time of the issuance.

On December 31, 2004, all convertible bonds granted in 2002 expired. The nominal value of € 1.00 each was paid back to all those concerned.

In the year 2003, additional grants to employees were made under the 2002 Plan, with terms identical to the 2002 stock convertible bonds grants. 70,700, 8,500 and 14,000 convertible bonds were granted on April 1, 2003, May 17, 2003, and July 1, 2003, respectively to members of the Management and Supervisory Boards and employees of MorphoSys AG. The exercise prices for the convertible bonds were € 11.69, € 10.00 and € 10.88 respectively. In the year 2005, 59,478 bonds of the 2003 grant were converted into shares of ordinary no-par value common stock with the same amount by employees of the Company. Of these, 43,000 bonds were exercised by members of the Management and Supervisory Boards. Further details are given in the Notes to the Consolidated Financial Statements—section 22.

As of December 31, 2005, all convertible bonds granted in 2003 expired. The nominal value of € 1.00 each was paid back to all those concerned.

In the year 2004, an additional grant to board members and employees was made under the 2002 Plan, with terms identical to the 2002 stock convertible bonds grants. On December 9, 2004, 49,914 convertible bonds were granted to board members and employees of MorphoSys AG. The exercise price for the convertible bonds is € 38.40.

A summary of the activity under the Company's employee incentive convertible bonds plan for the years ended December 31, 2005 and 2004, is represented as follows:

| | Convertible Bonds | Weighted-Average Price € |
|---|---|---|
| **Outstanding on 01/01/2004** | **151,800** | **30.68** |
| Granted | 49,914 | 38.40 |
| Exercised | (27,122) | 11.69 |
| Forfeited | (24,200) | 35.66 |
| Expired | (50,700) | 57.56 |
| **Outstanding on 12/31/2004** | **99,692** | **24.83** |
| **Outstanding on 01/01/2005** | **99,692** | **24.83** |
| Refunded | 10,000 | 11.69 |
| Exercised | (59,478) | 11.30 |
| Forfeited | (373) | 38.40 |
| Expired | (300) | 11.69 |
| **Outstanding on 12/31/2005** | **49,541** | **38.40** |

Convertible bonds exercisable on December 31, 2005 and 2004, amounted to 49,541 and 49,778 shares respectively. The weighted-average exercise prices of exercisable convertible bonds were € 38.40 and € 11.22 on December 31, 2005 and 2004 respectively. Furthermore, the weighted-average fair value of bonds granted during 2004 is estimated to be € 16.52. In the year 2005 no convertible bonds were granted.

As a result of a court decision, 10,000 forfeited convertible bonds in 2004 were refunded to all those concerned in 2005.

The following table presents the weighted-average price and information about the contractual life for significant convertible groups outstanding on December 31, 2005:

| Range of Exercise Prices | Number Outstanding | Remaining Contractual Life (in Years) | Weighted-Average Exercise Price | Number Exercisable | Weighted-Average Exercise Price |
|---|---|---|---|---|---|
| € 10.00 – € 38.40 | 49,541 | 1.00 | € 38.40 | 49,541 | € 38.40 |
| | **49,541** | | | **49,541** | |

The Company accounts for stock-based compensation in accordance with the provisions of IFRS 2 and IAS 32.28. The equity portion of the bond has to be separated and presented as additional paid-in capital. The equity component is deducted from the fair value of the bond. The remaining value is recognized as stock-based compensation. The compensation expense recorded in 2005 and 2004 in connection with convertible bonds was € 757,965 and € 184,327 respectively. The fair value of the convertible bonds issued in 2004, the date of last issuance, was calculated using the Black-Scholes pricing model using the following assumptions: risk-free interest rate of 2.74 %; dividend yield of 0 %; 78 % expected volatility, based on historic data, and an expected life of 2.0 years.

Valuation models require the input of highly subjective assumptions. Because changes in the subjective input assumptions can materially affect the fair value estimate, the management does not consider that the existing models necessarily provide a reliable single measure of the fair value of its employee stock options.

## 15 Stock Options

### 1998 Employee Stock Option Program

Effective June 15, 1998, the Company introduced an incentive stock option plan ("1998 Plan") which provides for the grant of options to purchase shares of the Company's common stock to key employees and members of the Company's Management Board. The 1998 Plan authorized the grant of options to personnel for 96,075 shares of the Company's common stock in the form of 45,450 registered warrants, each equal to one share of common stock, and 50,625 shares deliverable upon exercise of non-warrant option rights. The Company reserved 55,350 common shares plus 68,650 shares of treasury stock for stock options. All option rights granted under this 1998 Plan have a ten-year term. Each warrant entitles the holder to receive one share. Upon exercise of a warrant, the exercise price, which equals the fair value of the shares on the date of grant, is due and payable. Warrant holders can exercise up to the full amount of warrants six months after the date of grant. Warrant holders also have the right to sell them. The warrants or shares obtained upon exercise vest annually on a graded basis over three years.

The non-warrant option rights are granted by the Company to the employee by way of an option agreement. For all grants commencing after June 1998, a two-year holding period is required after the date of grant, after which the holder of non-warrant option rights can exercise up to the amount of vested option rights.

For the full year 2005, 2,300 options from the 1998 Plan were exercised.

### 1999 Employee Stock Option Program

Effective July 21, 1999, the Company amended the incentive stock option plan ("1999 Plan") authorizing the additional grant of options to employees for up to 300,250 shares, arising from conditional capital, and deliverable upon exercise of non-warrant option rights. On October 31, 1999, a grant of 98,100 shares was made to Company employees, management and the Supervisory

Board. The options rights are non-transferable, and have a maximum life of five years. Additionally, a two-year holding period is required after the date of grant, after which the holder of the option rights can exercise up to the amount of vested option rights, on condition that the value of the underlying stock has appreciated 10% per annum, cumulatively, in the year of exercise.

In the year 2001, additional grants to employee were made under the 1999 Plan, with terms identical to the 1999 stock options grants. 15,250 options were granted on July 1, 2001, to employees of MorphoSys AG.

In the year 2002, additional grants to employees were made under the 1999 Plan, with terms identical to the 1999 stock options grants. 5,500 options were granted on January 15, 2002, to employees of MorphoSys AG.

In the year 2003, additional grants to Management Board members were made under the 1999 Plan, with terms identical to the 1999 stock options grants. 36,000 options were granted on July 1, 2003, to Management Board members of MorphoSys AG.

For the full year 2005, 34,125 options from the 1999 Plan were exercised.

**2002 Employee Stock Option Program**

Effective June 6, 2002, the Company amended the incentive stock option plan ("2002 Plan") authorizing the additional grant of options to employees for up to 74,556 shares, arising from conditional capital, and deliverable upon exercise of non-warrant option rights. On July 9, 2002, a grant of 7,500 shares was made to Company employees. The terms are very similar to those of the "1999 Employee Stock Option Program." On May 16, 2003, May 11, 2004 and May 11, 2005, the Annual Shareholders' Meeting authorized the Company to grant an additional 36,891, 58,816 and 74,017 shares respectively under the "2002 Employee Stock Option Program" with identical terms.

In the year 2003, grants to employees were made under the 2002 Plan, with terms identical to the 1999 and 2002 stock options grants. 2,500 options and 15,000 options were granted to employees of MorphoSys AG on January 15, 2003, and July 1, 2003, respectively.

On January 15, 2004, 35,000 options were granted to employees with terms identical to the 1999, 2002 and 2003 stock option grants.

In the year 2005, additional grants to Management Board members were made under the 2002 Plan, with terms identical to the 2002 stock options grants. 97,358 options were granted on July 1, 2005, to Management Board members of MorphoSys AG.

For the full year 2005, 1,875 options from the 2002 Plan were exercised.

A summary of the activity under the Company's employee incentive stock option plans for the years ended December 31, 2005 and 2004, is represented as follows:

| | Convertible Bonds | Weighted-Average Price € |
|---|---|---|
| **Outstanding on 01/01/2004** | **271,745** | **26.40** |
| Granted | 35,750 | 11.72 |
| Exercised | (49,965) | 21.11 |
| Forfeited | (63,600) | 21.30 |
| **Outstanding on 12/31/2004** | **193,930** | **26.70** |
| **Outstanding on 01/01/2005** | **193,930** | **26.70** |
| Refunded | 21,000 | 20.80 |
| Granted | 97,358 | 31.35 |
| Exercised | (38,300) | 21.41 |
| Forfeited | (15,529) | 29.38 |
| Expired | (7,000) | 217.60 |
| **Outstanding on 12/31/2005** | **251,459** | **23.34** |

Stock options exercisable on December 31, 2005 and 2004, amounted to 112,855 and 106,518 shares respectively. The weighted-average exercise prices of exercisable stock options were € 22.25 and € 36.51 on December 31, 2005 and 2004 respectively. Furthermore, the weighted-average fair value of options granted during 2005 and 2004 is estimated to be € 11.23 and € 6.99 respectively.

As a result of a court decision, 21,000 forfeited stock options in 2004 were refunded to all those concerned in 2005.

The following table presents the weighted-average price and information about the contractual life for significant option groups outstanding on December 31, 2005:

| Range of Exercise Prices | Number Outstanding | Weighted-Average Remaining Contractual Life (in Years) | Weighted-Average Exercise Price | Number Exercisable | Weighted-Average Exercise Price |
|---|---|---|---|---|---|
| € 10.88 – € 41.32 | 248,459 | 3.34 | € 23.02 | 110,105 | € 21.59 |
| € 41.33 – € 59.51 | 3,000 | 0.68 | € 49.81 | 2,750 | € 48.93 |
| | **251,459** | | | **112,855** | |

The Company accounts for stock-based compensation in accordance with the provisions of IFRS 2 "Share-Based Payment." Compensation expense recorded in 2005 and 2004 in connection with stock options was € 374,138 and € 1,239,580 respectively. The fair value of the options issued in 2005 was calculated using the Black-Scholes option pricing model using the following assumptions: risk-free interest rate of 2.16 %, dividend yield of 0 %, 50 % expected volatility, based on historic data, and an expected option life of 3.0 years. For option grants in 2004, the following assumptions were used: risk free interest rate of 3.1 %, dividend yield of 0 %, 78 % expected volatility and the same option life as in 2005.

Option valuation models require the input of highly subjective assumptions. Because changes in the subjective input assumptions can materially affect the fair value estimate, the management does not consider that the existing models necessarily provide a reliable single measure of the fair value of its employee stock options.

### Stock Option Repricing

On September 1, 2001, the Company re-issued 94,100 options to employees, which were cancelled on July 5, 2001. The re-issued options have similar characteristics and vesting provisions to the original options granted. In accordance with IFRS 2 "Share-Based Payment," the re-issued options were revalued at the date of re-issuance using the Black-Scholes option pricing model. An incremental fair market value of approximately € 5,950,000 was assigned to the re-issued options, which will be recognized over the vesting period of the re-issued options. During the years ended December 31, 2005 and 2004, the Company recognized approximately € 247,900 and € 535,741 respectively of stock-based compensation expense relating to these re-issued stock options.

### Extension of 1999 Options

On October 31, 1999, 98,100 options were granted to employees, Supervisory Board members and Management Board members under the 1999 options plan. The options term originally anticipated was five years. On October 14, 2004, the Management and Supervisory Board decided to extend the exercise period of 54,900 options granted to employees and the Management Board until October 31, 2009. In accordance with IFRS 2 "Share-Based Payment," the extended options were revalued on October 14, 2004, using the Black-Scholes option pricing model. Stock-based compensation in the amount of € 518,585 was recognized in full in the fourth quarter of 2004.

## 16 Personnel Expenses

| in 000's € | 2005 | 2004 |
|---|---|---|
| Wages and Salaries | 9,596 | 7,229 |
| Social Security Contributions | 1,383 | 1,077 |
| Stock-Based Compensation Expense | 1,132 | 1,424 |
| Temporary Staff (External) | 2 | 1 |
| Other | (161) | 757 |
| **Total** | **11,952** | **10,488** |

The average number of employees during the year ended December 31, 2005, was 170 (2004: 117).

## 17 Income Taxes

The Company and its German subsidiary MorphoSys IP GmbH are subject to corporate tax, solidarity surcharge and trade tax. Since 2001, a corporate tax rate of 25 % plus 5.5 % solidarity surcharge has applied. The corporate tax rate amounted to 26.5 % in 2003 only due to the one-off effect of the Flood Victims Solidarity Act applicable for 2003. Considering the multiplier rate ("Hebesatz") of 300 % for municipal trade tax, the trade tax rate amounts to approximately 13.04 % of the taxable income and is deductible in the calculation of the corporate tax income.

The income tax for the current fiscal year comprises as follows:

| in 000's € | 12/31/2005 | 12/31/2004 |
|---|---|---|
| Current Tax Expense (Thereof Income Tax Expense Accounted Directly in Equity According to IAS 32.35: (in 000's€ 284)) | | (816)- |
| Current Tax Expense for Previous Years | - | - |
| Deferred Tax Expense/Benefit Resulting from the Existence or the Reversal of Temporary Differences | (537) | (826) |
| Deferred Tax Benefit with Regard to the Recognition of DTA on Previously Unrecognized DTA with Regard to Future Reversal of Differences Between IFRS and Tax Balance Sheet | 917 | 826 |
| Total Income Tax | (436) | - |
| **Total Amount of Deferred Taxes Resulting from Entries Directly Recognized in Equity** | **(321)** | **(221)** |

Deferred taxes are recognized only to the extent that it is more likely than not that the related tax benefits will be realized. Based on the income situation in the past and the business expectations for the foreseeable future, valuation allowances are reported if this criterion is not fulfilled.

Valuation allowances on deferred tax assets were reduced by € 0.9 million (2004: € 0.8 million). The current assessment with regard to the usability of deferred tax assets can change depending on the income situation of future years and may result in higher or lower valuation allowances.

The following table reconciles the statutory income tax expense to the actual income tax expense presented in the financial statements. For calculating the statutory income tax expense, in fiscal year 2005 the combined income tax rate of 36% (2004: 36%) was applied to income before taxes. The tax rate applied in the reconciliation statement includes corporate tax and solidarity surcharge and amounts to 26.38% plus the effective trade tax rate based on the multiplier rate ("Hebesatz") of 300% for municipal trade tax which amounts to 9.60% taking into account that the trade tax is deductible in the calculation of the corporate tax income.

**Reconciliation Statement**

| in 000's € | 2005 | 2004 |
|---|---|---|
| Profit Before Income Taxes | 5,112 | 282 |
| Expected Tax Rate | 36 % | 36 % |
| Expected Income Tax | (1,840) | (102) |
| Tax Effects Resulting From: | | |
| Deferred Income Tax Arising from the Recognition of DTA on Previously Unrecognized DTA with Regard to Future Reversal of Differences Between IFRS and Tax Balance Sheet | 917 | 826 |
| Non-Recognition of DTA on Current Year Tax Losses | - | (224) |
| Deferred Income Tax Arising from the Recognition of DTA on Previously Unrecognized DTA on Tax Loss Carry-Forwards | 1,041 | - |
| Stock-Based Compensation (SBC) | (408) | (513) |
| Expense of Cost/Capital Increase | - | 46 |
| Non-Tax-Deductible Items in Germany | (95) | (29) |
| Other Effects | (51) | (4) |
| **Actual Income Tax** | **(436)** | - |

No deferred tax assets were reported for corporate tax loss carry-forwards in the amount of € 22.0 million and German trade tax loss carry-forwards in the amount of € 20.8 million. The loss carry-forwards may be carried forward indefinitely and in unlimited amounts. Since 2004, German tax law has restricted the offset of taxable income against existing tax loss carry-forwards to an amount of € 1.0 million plus 60 % of taxable income above € 1.0 million. The benefit from a previously unrecognized tax loss reduced the current tax expense by € 1.0 million in 2005. Deferred tax assets on assets and liabilities of the German entities were only reported to the extent of existing deferred tax liabilities on assets and liabilities of the German entities. A valuation allowance for deferred tax assets with regard to future reversal of differences between IFRS and tax balance sheet in the amount of € 3.6 million (2004: € 4.5 million) exists.

Significant components of the deferred tax assets and liabilities are as follows:

| in 000's € | DTA 2005 | DTA 2004 | DTL 2005 | DTL 2004 |
|---|---|---|---|---|
| Intangible Assets | 4,821 | 5,789 | 1,750 | 1,242 |
| Valuation Allowance on Intangible Assets | (3,592) | (4,510) | - | - |
| Land | - | - | 267 | - |
| Buildings | - | - | 71 | - |
| Inventory | 69 | 79 | 62 | - |
| Advanced Payments | 7 | - | - | - |
| Receivables and Other Assets | - | 870 | 36 | 121 |
| Treasury Stock | 4 | - | - | - |
| Prepaid Expenses and Deferred Charges | 4 | - | - | - |
| Short-Term Securities Investments | - | 4 | 325 | 225 |
| Other Accruals | 1 | 6 | - | - |
| Trade Accounts Payable | - | - | 47 | - |
| Bonds thereof Convertible | - | - | 18 | - |
| Deferred Income | - | 110 | - | 2 |
| Other Liabilities | 2 | - | - | 979 |
| | **1,316** | **2,348** | **2,576** | **2,569** |

## 18 Earnings per Share

The calculation of basic profit per share is based on the net profit for the year of € 4,676,369 (2004: € 282,112) and the weighted-average number of shares of common stock outstanding for the respective years (2005: 5,578,865; 2004: 5,131,467).

The weighted-average number of shares of common stock was calculated as follows:

| | 2005 | 2004 |
|---|---|---|
| **Shares Issued at January 1** | **5,438,852** | **4,901,332** |
| Effect of Treasury Shares Held | (29,162) | (30,062) |
| Effect of Shares Issued in January | 2,260 | - |
| Effect of Shares Issued in February | 8,158 | - |
| Effect of Shares Issued in March | 143,043 | - |
| Effect of Shares Issued in April | 112 | 2,367 |
| Effect of Shares Issued in May | 13 | 5,671 |
| Effect of Shares Issued in June | 21 | 247,717 |
| Effect of Shares Issued in July | 897 | - |
| Effect of Shares Issued in August | 1,542 | 250 |
| Effect of Shares Issued in September | 10,417 | 583 |
| Effect of Shares Issued in October | 758 | 164 |
| Effect of Shares Issued in November | 1,858 | 2,204 |
| Effect of Shares Issued in December | 96 | 1,241 |
| **Weighted-Average Number of Shares of Common Stock** | **5,578,865** | **5,131,467** |

The diluted profit per share is calculated taking into account the Company's potential common shares from outstanding stock options and convertible bonds.

The table below illustrates the reconciliation from basic to diluted earnings per share (in thousands of euros, except per share data):

| in 000's €, expect share data | 2005 | 2004 |
|---|---|---|
| Numerator: | | |
| Net Profit | 4,676 | 282 |
| Denominator: | | |
| Weighted-Average Shares Used for Basic EPS | 5,578,865 | 5,131,467 |
| Dilutive Shares Arising from Stock Options | 71,513 | 12,401 |
| Dilutive Shares Arising from Convertible Bonds | - | 26,097 |
| Total Denominator: | 5,650,378 | 5,169,965 |
| Earnings per Share (in €): | | |
| Basic | 0.84 | 0.05 |
| Diluted | 0.83 | 0.05 |

## 19 Financial Risk Management Objectives and Policies

In addition to the risks highlighted in the Management Report, the Company has identified the following:

### Currency Risks

The Group accounts are administered in euros. While the expenses of MorphoSys are predominantly paid in euros, a significant part of the revenues depends on the current exchange rate of U.S. dollars and euros. The Company examines the necessity of hedging foreign exchange transactions to minimize currency risk during the year and addresses this risk by employing derivative financial instruments.

### Interest Rate Risk

The exposure of the Group to changes in interest rates relates mainly to investments in available-for-sale debt securities. Changes in the general level of interest rates may lead to an increase or decrease in the fair value of these investments. With regard to the liabilities shown in the balance sheet, the Group is currently not subject to significant interest rate risks.

### Credit and Liquidity Risk

Financial instruments that potentially subject the Company to concentrations of credit and liquidity risk consist primarily of cash, cash equivalents, marketable securities and accounts receivable. The Company's cash and cash equivalents are principally denominated in euros and U.S. dollars. Marketable securities are placed in high-quality securities. Cash, cash equivalents and marketable securities are maintained principally with two high-quality financial institutions in Germany. The Company continually monitors its positions with, and the credit quality of, the financial institutions, which are counterparties to its financial instruments, and does not anticipate non-performance.

It is the Group's policy that all customers who wish to trade on credit terms are subject to credit verification procedures. However, the Company's revenues and accounts receivable are subject to credit risk as a result of customer concentrations. One customer individually accounted for approximately 44 % of the Company's 2005 accounts receivable balance. In addition, three customers individually accounted for 31 %, 19 % and 14 % of the Company's total revenues in the year 2005. On December 31, 2004, one customer accounted for 52 % of the prior year's accounts receivable balance and three customers individually accounted for 28 %, 26 % and 17 % of the Company's revenues in 2004. Based on the management's assessment, allowances of € 41,461 and € 36,456 in relation to the newly formed reagent business unit were necessary as of December 31, 2005 and 2004.

**Fair Value of Financial Instruments**

The carrying value of financial instruments such as cash and cash equivalents, accounts receivable and accounts payable approximates their fair value based upon the short-term maturities of these instruments. The fair value of marketable securities is based upon quoted market prices (see note 4). The fair value of license payables is determined by the effective interest method. Convertible bonds are recorded at their accreted values, which approximate the cash outlay that is due upon the note settlements.

## 20 Operating Leases

The Company leases facilities and equipment on long-term operating leases. Total rent expense amounted to € 880,173 and € 898,292 for the years ended December 31, 2005 and 2004 respectively. In January 2004, MorphoSys amended the existing lease agreement for its facilities. The new lease agreement expires in September 2009. Future minimum payments under non-cancelable operating leases, insurances and other services are as follows:

| in 000's € | 2005 | 2004 |
|---|---|---|
| Up to One Year | 1,880 | 1,700 |
| Between One and Five Years | 2,954 | 3,668 |
| More Than Five Years | - | - |
| **Total** | **4,834** | **5,368** |

The Company's total expenses due to operating leases, insurances and other services in the years ended December 31, 2005 and 2004, totaled approximately € 1,185,515 and € 1,084,597 respectively.

## 21 Contingencies

In June 2001, a lawsuit was filed against the Company by Applied Molecular Evolution, Inc. ("AME"), San Diego, California, U.S.A., (a wholly owned subsidiary of Eli Lilly & Company) at the United States District Court of Massachusetts in Boston, U.S.A., alleging that the Company infringes the Kauffman-Ballivet patent family. These patents cover the stochastic production of proteins and were granted in the late 1990s. In January 2003 MorphoSys confirmed that it had received a positive "Report and Recommendation" from the Magistrate Judge to the District Judge for the District Court in Boston, Massachusetts, U.S.A., in the legal action filed by Applied Molecular Evolution. The Magistrate Judge recommended that MorphoSys's motion for summary judgment of non-infringement be allowed and that AME's motion for partial summary judgment of infringement be denied. In September 2004, the District Judge issued a "Memorandum and Order" wherein he declined to adopt the recommendation and denied the summary judgment motions. Instead he ordered that a Markman hearing, which took place on April 1, 2005, for claim construction should be held. In September 2005, MorphoSys announced a cross-license agreement with Eli Lilly & Company ("Lilly") on the use of certain recombinant protein technologies. This agreement is part of a settlement to resolve the abovementioned patent litigation with AME. Under the agreement, MorphoSys receives a license under the Kauffman patent estate to generate and screen certain recombinant peptide and protein libraries and to commercialize any resulting products. The agreement also provides Lilly access to the MorphoSys HuCAL GOLD technology for Lilly's internal research and development programs. For any therapeutic antibodies Lilly develops under the agreement, it will pay MorphoSys exclusive licensing fees, success fees, milestone payments and royalties on end products. The settlement agreement covers MorphoSys's and its partners' past, present and future use and commercialization of all versions of its HuCAL libraries, as well as its TRIM technology. The agreement also gives Lilly access under agreed terms to Antibodies by Design, MorphoSys's business unit focusing on development of custom monoclonal antibodies for non-therapeutic purposes.

The management is not aware of any other matters that could give rise to any material liability to the Company that would have an adverse material effect on the Company's financial condition or results of operations.

## 22 Related Parties

The Group has related party transactions with its management and with members of the Supervisory Board. In addition to the cash remuneration, the Group has issued stock options and convertible bonds to the Management Board and members of the Supervisory Board.

The table below shows the shares, stock options and convertible bonds, and changes of ownership of the same, which were held by the Management and Supervisory Boards during the year 2005:

### Shares

| | 01/01/2005 | Additions | Forfeitures | Expired | Sales | 12/31/2005 |
|---|---|---|---|---|---|---|
| **Management Board** | | | | | | |
| Dr. Simon E. Moroney* (held through a controlled entity) | 113,461 | - | - | - | 113,461 | - |
| Dr. Simon E. Moroney | - | 113,461 | - | - | - | 113,461 |
| Mr. Dave Lemus | - | - | - | - | - | - |
| Dr. Marlies Sproll** | - | - | - | - | - | - |
| **Total** | **113,461** | **113,461** | **-** | **-** | **113,461** | **113,461** |
| **Supervisory Board** | | | | | | |
| Dr. Gerald Möller | 2,500 | - | - | - | - | 2,500 |
| Dr. Daniel Camus | - | - | - | - | - | - |
| Dr. Metin Colpan | - | - | - | - | - | - |
| Prof. Dr. Jürgen Drews | - | - | - | - | - | - |
| Prof. Dr. Andreas Plückthun* | 59,300 | - | - | - | - | 59,300 |
| Dr. Geoffrey N. Vernon | - | - | - | - | - | - |
| **Total** | **61,800** | **-** | **-** | **-** | **-** | **61,800** |

* Shares were subject to share loan agreement as of March 31, 2005, in connection with a capital increase and were retransferred on April 13, 2005
** Entered 11/01/2005

Stock Options

| | 01/01/2005 | Additions | Forfeitures | Expired | Sales | 12/31/2005 |
|---|---|---|---|---|---|---|
| **Management Board** | | | | | | |
| Dr. Simon E. Moroney | 47,000 | 36,000 | - | - | - | 83,000 |
| Mr. Dave Lemus | 21,000 | 27,000 | - | - | - | 48,000 |
| Dr. Marlies Sproll** | 10,000 | - | - | - | 7,500 | 2,500 |
| **Total** | **78,000** | **63,000** | **-** | **-** | **7,500** | **133,500** |
| **Supervisory Board** | | | | | | |
| Dr. Gerald Möller | 2,500 | - | - | 2,500 | - | - |
| Dr. Daniel Camus | - | - | - | - | - | - |
| Dr. Metin Colpan | - | - | - | - | - | - |
| Prof. Dr. Jürgen Drews | 3,930 | - | - | 1,500 | - | 2,430 |
| Prof. Dr. Andreas Plückthun | 1,500 | - | - | 1,500 | - | - |
| Dr. Geoffrey N. Vernon | 1,500 | - | - | 1,500 | - | - |
| **Total** | **9,430** | **-** | **-** | **7,000** | **-** | **2,430** |

Convertible Bonds

| | 01/01/2005 | Additions | Forfeitures | Expired | Sales | 12/31/2005 |
|---|---|---|---|---|---|---|
| **Management Board** | | | | | | |
| Dr. Simon E. Moroney | 19,474 | - | - | - | 12,000 | 7,474 |
| Mr. Dave Lemus | 30,228 | - | - | - | 24,000 | 6,228 |
| Dr. Marlies Sproll** | 2,491 | - | - | - | - | 2,491 |
| **Total** | **52,193** | **-** | **-** | **-** | **36,000** | **16,193** |
| **Supervisory Board** | | | | | | |
| Dr. Gerald Möller | 2,500 | - | - | - | 2,500 | - |
| Dr. Daniel Camus | 1,500 | - | - | - | 1,500 | - |
| Dr. Metin Colpan | - | - | - | - | - | - |
| Prof. Dr. Jürgen Drews | - | - | - | - | - | - |
| Prof. Dr. Andreas Plückthun | 1,500 | - | - | - | 1,500 | - |
| Dr. Geoffrey N. Vernon | 1,500 | - | - | - | 1,500 | - |
| **Total** | **7,000** | **-** | **-** | **-** | **7,000** | **-** |

** Entered 11/01/2005

Compensation for both the Management Board and the Supervisory Board consisted of fixed and variable components. Total compensation for the Supervisory Board excluding reimbursements of travel expenses in 2005 amounted to € 190,500 (2004: € 169,500). The tables below show the detailed compensation for the Management Board and Supervisory Board:

### Management Board

| | Fixed Compensation | | Variable Compensation | | Other Compensatory Benefits | | Total Compensation | |
|---|---|---|---|---|---|---|---|---|
| in € | 2005 | 2004 | 2005 | 2004 | 2005 | 2004 | 2005 | 2004 |
| Dr. Simon E. Moroney | 257,453 | 227,052 | 136,231 | 63,630 | 66,789 | 59,051 | 460,473 | 349,733 |
| Mr. Dave Lemus | 184,174 | 170,824 | 102,495 | 74,993 | 106,779 | 101,072 | 393,448 | 346,889 |
| Dr. Marlies Sproll* | 27,500 | - | - | - | 6,543 | - | 34,043 | - |
| Dr. Thomas von Rüden** | - | 129,421 | - | 75,661 | - | 53,037 | - | 258,119 |
| **Total** | **469,127** | **527,297** | **238,726** | **214,284** | **180,111** | **213,160** | **887,964** | **954,741** |

* Entered 11/01/2005
** No longer with the company since 09/03/2004

### Supervisory Board

| | Fixed Compensation | | Variable Compensation | | Total Compensation | |
|---|---|---|---|---|---|---|
| in € | 2005 | 2004 | 2005 | 2004 | 2005 | 2004 |
| Dr. Gerald Möller | 25,000 | 25,000 | 26,000 | 20,500 | 51,000 | 45,500 |
| Dr. Daniel Camus | 13,500 | 13,500 | 16,000 | 13,500 | 29,500 | 27,000 |
| Prof. Jürgen Drews | 18,500 | 18,500 | 14,000 | 7,000 | 32,500 | 25,500 |
| Prof. Dr. Andreas Plückthun | 12,000 | 12,000 | 7,500 | 7,500 | 19,500 | 19,500 |
| Dr. Geoffrey N. Vernon | 15,000 | 15,000 | 17,000 | 15,500 | 32,000 | 30,500 |
| Dr. Metin Colpan | 13,500 | 8,587 | 12,500 | 5,000 | 26,000 | 13,587 |
| Dr. Jörg Reinhardt* | - | 4,913 | - | 3,000 | - | 7,913 |
| **Total** | **97,500** | **97,500** | **93,000** | **72,000** | **190,500** | **169,500** |

* Retired 05/11/2004

## 23 Corporate Governance

The Company issued its statement according to Section 161 of the German Stock Corporation Act (Aktiengesetz). This declaration was published and made accessible to stockholders accordingly on December 22, 2005.

## 24 Research and Development Agreements

The Company has a significant number of research and development agreements relating to its discovery and development strategy. The following is a brief description of these agreements, which have had, or may have, a significant financial impact (in alphabetical order).

**Bayer Corporation, Berkeley, U.S.A.**

In December 1999, the Company announced a collaboration with Bayer AG ("Bayer") encompassing a research collaboration and license agreement for the application of the Company's proprietary technologies in a number of Bayer's research and development programs. The collaboration was extended by another four years in July 2001. The agreement specified four areas in which the two companies apply the Company's technologies. The Company's HuCAL (Human Combinatorial Antibody Library) technology is being used to generate fully human therapeutic antibodies against up to ten targets provided by Bayer. In addition, Bayer has an option to develop antibodies generated using the HuCAL technology as *in vitro* diagnostics. Furthermore, HuCAL is being used to identify antibodies for use in monitoring the progress of clinical trials with selected drugs. The fourth and last area of application is the use of MorphoSys technologies to identify and validate new targets emerging from Bayer's genomics program, which will be used by Bayer in screens for new drug candidates.

Under the terms of the agreement, Bayer made an up-front payment to the Company upon signing the agreement, and pays additional annual license fees and support for research and development funding at the Company. Furthermore, Bayer pays exclusivity fees for using the HuCAL technology on up to ten potential targets, as well as milestone fees on antibodies delivered by the Company that meet pre-agreed success criteria. Any antibody-based products developed in the collaboration trigger development-related milestone and royalty payments by Bayer to the Company. Over the course of the agreement, Bayer has thus far taken two exclusive licenses on antibodies from MorphoSys, and cross-licensed their HKB-11 cell line against the installation of HuCAL GOLD at selected Bayer sites.

In December 2005, the collaboration was extended by another five years, with a termination option after the first collaboration year. Under the terms of the extended agreement, MorphoSys grants Bayer access to its proprietary HuCAL GOLD antibody library for use in Bayer's drug discovery programs at its research site in West Haven, Connecticut, U.S.A. Additionally, the two parties undertake to commence up to 25 new therapeutic antibody programs should the collaboration run its full course.

**Boehringer Ingelheim GmbH, Germany**

In February 2003, MorphoSys and Boehringer Ingelheim GmbH ("Boehringer Ingelheim") entered into a therapeutic antibody collaboration and cross-licensing agreements. Under the terms of the agreements, MorphoSys received an exclusive, worldwide license to patents owned or controlled by Boehringer Ingelheim to develop, make and sell therapeutic and diagnostic antibodies targeting the ICAM-1 molecule. Boehringer Ingelheim will receive exclusive commercial licenses to therapeutic antibodies against two undisclosed targets, which MorphoSys will generate utilizing its HuCAL GOLD antibody technology.

In November 2003, Boehringer Ingelheim exercised its first option for the development of a therapeutic antibody. As a result, MorphoSys will develop a therapeutic antibody for Boehringer Ingelheim against an undisclosed target molecule for the treatment of inflammatory diseases such as asthma and rheumatoid arthritis.

In August 2004, Boehringer Ingelheim exercised its second option for the development of a therapeutic antibody. Both parties initiated a new program for the development of a therapeutic antibody against an undisclosed target molecule involved in cardiovascular diseases. MorphoSys will generate this antibody using its proprietary HuCAL GOLD technology. Boehringer Ingelheim will be responsible for the preclinical and clinical development and subsequent marketing of any resultant products, on which MorphoSys could earn milestones and royalties.

In March 2005, Boehringer Ingelheim and MorphoSys signed an expansion of their existing cooperation involving both research and therapeutic applications. Boehringer Ingelheim has acquired an option to receive several exclusive licenses on new therapeutic antibody programs. Additionally, Boehringer Ingelheim will obtain access to MorphoSys's HuCAL GOLD library for research purposes at a number of the firm's research facilities. The first installation site is intended to be Boehringer Ingelheim's site in Vienna, Austria. MorphoSys will receive a technology access fee, annual license fees and optional R&D funding over the five-year collaboration term. For therapeutic antibodies emerging from the collaboration, Boehringer Ingelheim will pay milestone fees and royalties to MorphoSys.

**Bristol-Myers Squibb, U.S.A.**

In August 1998, the Company and Bristol-Myers Squibb Company ("Bristol-Myers Squibb," formerly DuPont Pharmaceuticals Company) entered into a cooperation agreement under which Bristol-Myers Squibb acquired a non-exclusive license to MorphoSys's HuCAL antibody library technology. Under the agreement, Bristol-Myers Squibb applied HuCAL technology in its pharmaceutical discovery programs for target characterization and validation. In July 2000, the parties extended this research license and agreed to collaborate in developing a system for fully automated high-throughput antibody generation, called AutoCAL. The amended agreement provided for Bristol-Myers Squibb's continued use of the HuCAL libraries and for the installation of AutoCAL at Bristol-Myers Squibb's facilities in Wilmington, Delaware, U.S.A. Milestones were achieved in 2000 and 2001 with the successful generation of research antibodies against target molecules provided by Bristol-Myers Squibb using AutoCAL.

In January 2005, MorphoSys announced a further expansion of the existing license agreement to grant Bristol-Myers Squibb access to the HuCAL GOLD library.

**Centocor, Inc., U.S.A.**

In December 2000, the Company signed a subscription and license agreement with Centocor, Inc. ("Centocor"). The intention of the collaboration is to facilitate the research, discovery and development of novel antibody therapeutics. Centocor will have access to the HuCAL technology at various sites; in addition, the Company will generate antibodies against Centocor targets. Under the agreement, the Company will receive committed technology license fees, exclusivity fees, research and development funding, and milestone payments. Centocor will be responsible for development and marketing of any potential drugs. Should Centocor market any drugs as a result of the collaboration, the Company will receive royalty payments. The original contract had a duration of five years and was to end in December 2005. In December 2004, both parties extended their agreement until the end of 2007. The extension agreement provides for increased levels of research and development funding by Centocor to MorphoSys, and an up-front payment by Centocor to MorphoSys for the extension.

**Eli Lilly & Company, U.S.A.**

MorphoSys and Eli Lilly & Company ("Lilly") signed a cross-licensing agreement in September 2005 for the use of their recombinant protein technologies. The agreement is part of a settlement to resolve the patent litigation with Applied Molecular Evolution (AME). Under the agreement, MorphoSys receives a license under the Kauffman patent estate to generate and screen certain recombinant peptide and protein libraries and to commercialize any resulting products. The agreement also provides Lilly access to the MorphoSys HuCAL GOLD technology for Lilly's internal research and development programs. For any therapeutic antibodies Lilly develops under the agreement, it will pay MorphoSys exclusive licensing fees, success fees, milestone payments and royalties on end products. The settlement agreement covers MorphoSys's and its partners' past, present and future use and commercialization of all versions of its HuCAL libraries, as well as its TRIM technology. The agreement also gives Lilly access under agreed terms to Antibodies by Design, MorphoSys's business unit focusing on the development of custom monoclonal antibodies for non-therapeutic purposes.

**F. Hoffmann-La Roche, Switzerland**

In September 2000, MorphoSys entered into a collaboration and license agreement with F. Hoffmann-La Roche ("Roche") for the development of human therapeutic antibodies against a Roche target. Under the terms of the agreement, the Company receives a license payment, development-related milestone payments, and royalties on marketed products. The Company will apply its (HuCAL) Fab technology to the generation and optimization of antibodies for the Roche target. Roche will be responsible for the clinical development, regulatory approval and worldwide marketing of any resulting products. MorphoSys announced in January 2006 that Roche has filed all necessary applications to commence a European phase 1 clinical trial with a HuCAL-derived antibody to treat Alzheimer's disease. The filing of applications to commence clinical trials triggers a clinical milestone payment from Roche to MorphoSys.

**GPC Biotech AG, Germany**

In April 1999, the Company signed a collaboration and license agreement with GPC Biotech AG ("GPC"), Munich. The objective of the collaboration is to utilize the Company's technologies to generate human antibodies against GPC targets and to deliver such antibody products to GPC for confirmation of achievement of pre-defined success criteria. The Company received up-front research and development funding/exclusivity payments as well as the potential for milestone and royalty payments from GPC. In January 2005, GPC started a phase 1 clinical trial with a fully human cancer antibody (1D09C3) generated by MorphoSys, evaluating the antibody in patients with relapsed or refractory B-cell lymphomas, such as Hodgkin's and non-Hodgkin's lymphomas. The commencement of clinical trials triggers a clinical milestone payment from GPC Biotech to MorphoSys. The European Commission has granted orphan drug designation for the antibody for the treatment of chronic lymphocytic leukemia (CLL).

**ImmunoGen, U.S.A.**

In September 2000, the Company signed a collaboration and license agreement with ImmunoGen, U.S.A. ("ImmunoGen"). The parties will collaborate in the discovery and development of human monoclonal antibodies against certain specified targets. ImmunoGen will be responsible for developing one or more antibodies generated by the Company into a marketable product. Under the agreement, the Company will receive a license payment, as well as development-related milestone payments and royalties on marketed products.

The existing agreement between the two companies was expanded in June 2001. The new agreement provided for a research license from the Company to ImmunoGen for the Company's HuCAL antibody library technology for the generation of research antibodies for use in ImmunoGen's functional genomics programs, in order to help validate new targets. The expanded agreement has a duration of four years.

In June 2005, the existing license agreement for ImmunoGen's internal target research programs was extended for another year.

**Merck & Co., Inc., U.S.A.**

In December 2005, MorphoSys signed a five-year license agreement with Merck & Co., Inc. ("Merck"). Under the terms of the agreement, MorphoSys grants Merck access to its proprietary technologies HuCAL GOLD and AutoCAL for use in Merck's drug discovery programs. Furthermore, the agreement enables Merck to develop HuCAL-derived therapeutic antibodies in a range of indications. MorphoSys receives an up-front payment, annual user fees and R&D funding. MorphoSys is also eligible to receive license and milestone payments on projects in clinical development, and royalties on any end products emerging from the collaboration.

**Novartis AG, Switzerland**

In May 2004, MorphoSys AG and Novartis AG ("Novartis") announced a collaboration to discover and develop antibody-based biopharmaceuticals as therapeutic agents, in order to address unmet medical need across a variety of diseases. MorphoSys brings validated and robust human antibody technologies (HuCAL GOLD) to Novartis's new strategic research directions, building a collaboration that will identify and develop novel therapeutic agents rapidly and efficiently. MorphoSys scientists will work directly with Novartis scientists across the global sites of the Novartis Institutes for BioMedical Research (NIBR), including the new world headquarters in Cambridge, Massachussets, U.S.A. The MorphoSys HuCAL GOLD technology will be an integral part of Novartis's drug discovery and development efforts. During the three-year term of the agreement, which may be extended up to a total of five years, Novartis will fund internal research at MorphoSys that will generate and optimize HuCAL GOLD antibodies against targets identified by Novartis. In addition, Novartis will have access to the current MorphoSys HuCAL GOLD library at two of its sites. Additionally, under the terms of this collaboration Novartis will be MorphoSys's first partner to receive a non-exclusive option on internalization of the entire MorphoSys technology platform, which would trigger an additional payment by Novartis to MorphoSys. Novartis made an approx. € 9 million investment in MorphoSys by purchasing non-interest-bearing convertible bonds of MorphoSys. In addition, MorphoSys will receive over US$ 30 million in committed R&D funding and technology license fees over the first three years. MorphoSys also stands to receive technology license payments, research and developmental milestones, as well as royalties on marketed antibody products.

**Novoplant GmbH, Germany**

In July 2004, MorphoSys AG and Novoplant GmbH ("Novoplant") announced the signing of a collaboration for the development of therapeutic antibodies in animal health applications. Under the three-year agreement Novoplant received a license for the development and commercialization of therapeutic antibodies as feed components for use in veterinary medicine. Novoplant will pay a technology access fee to MorphoSys in addition to annual licensing fees. Additionally, MorphoSys receives milestone fees and royalties for the subsequent development and marketing of any resulting products. In the context of the cooperation, Novoplant will use MorphoSys's HuCAL GOLD technology to generate antibodies against viruses, parasites and pathogenic microorganisms. The addition of such MorphoSys antibodies to animal feed stock may offer protection against infectious diseases in the respective animal's gastrointestinal tract. MorphoSys retains all rights in any human therapeutics or diagnostics emerging from the collaboration.

**Pfizer, Inc., U.S.A.**

In December 2003, the Company announced a collaboration and license agreement with Pfizer, Inc. ("Pfizer"). The intention of the collaboration is to facilitate the research, discovery and development of novel antibody therapeutics. The Company will apply its HuCAL GOLD technology to the generation and optimization of antibodies for multiple Pfizer targets. Under the agreement, the Company received a committed up-front fee, research support, and, depending on collaboration progress, will receive milestone payments and royalties. Pfizer is responsible for the clinical development, regulatory approval and worldwide marketing of any resulting products.

**Schering AG, Germany**

In December 2001, the Company and Schering AG ("Schering") formed a strategic alliance for the development of antibody therapeutics and *in vivo* diagnostics. As part of the agreement, Schering and the Company will combine their resources over the three-year collaboration term to exclusively pursue a minimum of five therapeutic and several *in vivo* diagnostic projects. Furthermore, the two partners will jointly undertake research to identify additional potential therapeutic and diagnostic targets emerging from Schering's genomics program.

Over the lifetime of the agreement, the Company will receive license fees, milestone payments and royalties on any end products emerging from the collaboration. Additionally, Schering purchased 357,880 shares at an average price of € 66.79 per share in February 2002 as part of their strategic commitment to the partnership.

In December 2004, both parties extended the collaboration agreement by at least two more years, until the end of 2006, with the option of a further extension period of one year beyond this time frame.

**Shionogi & Co., Ltd., Japan**

In September 2005, MorphoSys signed a three-year license agreement with Shionogi & Co., Ltd. ("Shionogi") on the use of MorphoSys's HuCAL technology. Under the terms of the agreement, MorphoSys grants Shionogi access to its HuCAL GOLD antibody library for use in Shionogi's pharmaceutical drug discovery programs. In return, MorphoSys stands to receive an up-front payment and annual user fees during the life span of the agreement.

**XOMA Technology Ltd./XOMA Ireland Ltd.**

In February 2002, MorphoSys and XOMA Technology Ltd./ XOMA Ireland Ltd. ("XOMA") concluded mutual license agreements for their antibody technologies. Under the terms of these agreements, MorphoSys received a license for its own and its collaboration partners' past and future use of XOMA antibody expression technology for the development of antibody products in connection with the phage display-based HuCAL antibody library (the "XOMA license"). In return, XOMA received a five-year license from MorphoSys to use the MorphoSys HuCAL GOLD antibody library, which XOMA will use for its own target molecule identification and for its research programs. Moreover, an option is included for the development of therapeutic antibodies. MorphoSys acquired the XOMA license by issuing 363,466 shares arising from a capital increase in 2003.

## 25 Events After the Balance Sheet Date

On January 12, 2006, MorphoSys announced the acquisition of the privately held Serotec Group. The acquisition of Serotec, a renowned and internationally active supplier of research antibodies, more than triples the Group's existing Research Antibodies segment revenues and establishes MorphoSys as the leading supplier of research antibodies and antibody research technologies in Europe. The purchase price of approximately £ 20 million (approx. € 29.3 million) will be paid via approximately £ 14 million (approx. € 20.5 million) cash and through the issuance of 208,560 new MorphoSys shares from a capital increase against contribution in kind. Serotec provides MorphoSys with a strong distribution network including subsidiaries and sales offices in the U.S., the U.K., Germany, France and Scandinavia. It is intended that Serotec becomes a wholly owned subsidiary of MorphoSys AG and integrated within MorphoSys's existing research antibody business represented to date by the Biogenesis and Antibodies by Design brands. All three research antibody business units will operate under the umbrella brand AbD–Antibodies Direct.

In January 2005, MorphoSys announced the acquisition of the U.K.- and U.S.-based Biogenesis Group. The acquisition of Biogenesis was a first strategic step to expand the Research Antibodies unit by adding a comprehensive catalog antibody and contract antibody manufacturing business.

Serotec, founded in 1982, markets a substantial product portfolio of more than 4,600 research antibodies and reagents for use in research areas such as immunology, neurology, cell biology and histology. Consolidated sales of the Serotec Group in 2005 amounted to approximately € 11 million. With this acquisition, MorphoSys adds sales offices in France and Scandinavia and bolsters its existing presence in Germany, the U.K. and the U.S.A. The goal of the enlarged Research Antibodies unit is to leverage its research and sales capabilities globally. MorphoSys sees potential for significant revenue and cost synergies.

MorphoSys's present Management Board will retain their present positions in the enlarged MorphoSys Group. The Research Antibodies unit will be led by Dieter Lingelbach, Senior Vice President at MorphoSys AG, with former Serotec management remaining in place to support the integration process. The Serotec Group currently employs approximately 80 people, mostly in R&D and sales and marketing.

## Summary of Significant Differences Between German GAAP and IFRS

In accordance with § 315a HGB, the Company has an exemption from publishing its financial statements in accordance with the German Commercial Code, which represents generally accepted accounting principles in Germany ("German GAAP"). The accompanying financial statements are in conformity with the principles of consolidated financial statement of the European Union (principle 83/349/EEC). German GAAP varies in certain significant respects from IFRS. Accordingly, the Company has recorded certain adjustments, principally relating to revenue recognition and the recording of certain costs, in order to present the accompanying financial statements in accordance with IFRS.

The financial statements of the Company are prepared in accordance with International Financial Reporting Standards ("IFRS"), which differ in certain respects from German generally accepted accounting principles ("German GAAP") as prescribed by the German Commercial Code (HGB). The following is a summary of the significant differences between applied IFRS and German GAAP that may affect the Company's net income and equity for the periods presented.

**Intangible assets** – Under IFRS, certain expenses (i.e. internal costs associated with obtaining patents) are capitalized as intangible assets and amortized on a straight-line basis over their estimated useful lives. Under German GAAP, such costs are expensed as incurred. The capitalization of certain acquired license rights is accounted for according to an expert valuation under IFRS. Under German GAAP, the splits are based on the net present value or acquisition cost.

**Amortization life of acquired license rights** – Under IFRS, these rights are amortized over their estimated useful economic life of ten years. Under German GAAP, the amortization period of eight years follows the rates used for tax purposes.

**Revenue recognition** – Under IFRS, more stringent revenue recognition criteria exist which can result in differences in the periods in which revenue is recognized under German GAAP.

**Stock-based compensation** – The Company accounts for stock option and convertible bonds grants in accordance with IFRS 2 and recognizes compensation expense. Under German GAAP, compensation expense is not recognized.

**Private placement and initial public offering costs** – Under IFRS, certain costs in connection with a private placement or an initial public offering of equity are recorded as a reduction of additional paid-in capital. Under German GAAP, such costs are expensed as incurred.

**Unrealized holding gains and losses on derivative financial instruments** – Under IFRS, unrealized gains and losses on derivatives are recorded as other income/expense. Under German GAAP, increased market value is not recorded.

**Non-current liabilities** – IFRS requires that long-term liabilities with the present value of future payments using an interest rate commensurate with the risk involved. Under German GAAP, the long-term liabilities are recorded with their repayment amounts.

**Goodwill allocation** – IFRS requires that a purchase price allocation be performed to identify assets and liabilities acquired. Under German GAAP, these amounts are shown as financial assets.

## Roll-Forward of Fixed Assets (Appendix 1)

| | Acquisition and Production Cost | | | |
|---|---|---|---|---|
| | 01/01/2005 € | Additions € | Disposals € | 12/31/2005 € |
| **I. Property and Equipment** | | | | |
| Land and Buildings | - | 2,247,115 | - | 2,247,115 |
| Office and Laboratory Equipment | 4,985,732 | 628,573 | 280,589 | 5,333,716 |
| Furniture and Fixtures | 1,345,543 | 536,188 | - | 1,881,731 |
| | **6,331,275** | **3,411,876** | **280,589** | **9,462,562** |
| **II. Intangible Assets** | | | | |
| Patents | 3,765,756 | 28,805 | - | 3,794,561 |
| License Rights | 12,140,398 | - | - | 12,140,398 |
| Software | 1,366,441 | 44,694 | 19,500 | 1,391,635 |
| Know- How and Customer List | - | 2,312,685 | - | 2,312,685 |
| Goodwill | - | 4,137,349 | - | 4,137,349 |
| | **17,272,595** | **6,523,533** | **19,500** | **23,776,628** |

* including impairment losses of € 0.5 million

## Chart of the Consolidated Entity as of December 31, 2005 (Appendix 2)

| Name and Corporate Seat of the Company | Currency | Exchange Rate on December 31, 2005; One Unit of € in Foreign Currency |
|---|---|---|
| **Company Consolidated (Apart from Parent Company)** | | |
| MorphoSys U.S.A., Inc., Charlotte, North Carolina, U.S.A. | US $ | 1.18590 |
| MorphoSys IP GmbH, Munich, Germany | € | - |
| Biogenesis Ltd., Poole, UK | £ | 0.68430 |
| Biogenesis, Inc., Brentwood, New Hampshire, U.S.A. | US $ | 1.18590 |

* Before elimination of intercompany transactions

| | Accumulated Depreciation | | | | Net Book Values | |
|---|---|---|---|---|---|---|
| | 01/01/2005 € | Depreciation* € | Disposals € | 12/31/2005 € | 12/31/2005 € | 12/31/2004 € |
| | - | 10,310 | - | 10,310 | 2,236,805 | - |
| | 3,273,553 | 671,769 | 162,583 | 3,782,739 | 1,550,977 | 1,712,179 |
| | 726,727 | 245,923 | - | 972,650 | 909,081 | 618,816 |
| | **4,000,280** | **928,002** | **162,583** | **4,765,699** | **4,696,863** | **2,330,995** |
| | 975,665 | 457,891 | - | 1,433,556 | 2,361,005 | 2,790,091 |
| | 2,469,267 | 1,214,040 | - | 3,683,307 | 8,457,091 | 9,671,131 |
| | 1,078,326 | 197,511 | 15,708 | 1,260,129 | 131,506 | 288,115 |
| | - | 827,118 | - | 827,118 | 1,485,567 | - |
| | - | - | - | - | 4,137,349 | - |
| | **4,523,258** | **2,696,560** | **15,708** | **7,204,110** | **16,572,518** | **12,749,337** |

| | Share of Capital % | Equity in Foreign Currency | Total Assets in Foreign Currency* | Total Liabilities in Foreign Currency* | Total Revenue in Foreign Currency* | Profit/Loss in Foreign Currency* |
|---|---|---|---|---|---|---|
| | 100 | 2,000 | 4,136 | (1,345) | - | (18,569) |
| | 100 | 25,000 | 16,818,787 | 18,816,912 | 6,989,479 | - |
| | 100 | 200 | 1,363,390 | 514,053 | 1,658,032 | 29,420 |
| | 100 | 100 | 698,996 | 467,416 | 1,007,166 | (196,701) |

# Audit Opinion

We have issued the following unqualified auditor's report:

"Auditor's report

We have audited the consolidated financial statements prepared by the MorphoSys AG, Martinsried nearby Munich, -comprising the balance sheets, the statements of operations, the statements of cash flows, the statements of changes in stockholders' equity and the notes to the consolidated financial statements- together with the group management report for the business year from January 1 to December 31, 2005. The preparation of the consolidated financial statements and the group management report in accordance with IFRSs, as adopted by the EU, and the additional requirements of German commercial law pursuant to Section 315a Par. 1 HGB are the responsibility of the parent company's management. Our responsibility is to express an opinion on the consolidated financial statements and on the group management report based on our audit.

We conducted our audit of the consolidated financial statements in accordance with Section 317 HGB [Handelsgesetzbuch; "German Commercial Code"] and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements and group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements comply with IFRSs, as adopted by the EU, the additional requirements of German commercial law pursuant to Section 315a Par. 1 HGB and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The group management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development."

Munich, February 3, 2006

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

| | |
|---|---|
| Maurer | Rahn |
| Wirtschaftsprüfer | Wirtschaftsprüfer |

# Corporate Governance Report

Corporate governance is the basis of all decision and control processes at MorphoSys, and has therefore traditionally played an important role within the Company. The term "corporate governance" stands for the responsible management and control of companies geared toward creating long-term added value. Efficient collaboration between Management Board and Supervisory Board, respect for shareholders' interests, openness and transparency are the major aspects of corporate governance and at the same time the foundation of company management at MorphoSys.

## German Corporate Governance Code

The German Corporate Governance Code (DCGK) includes major legal regulations on the management and monitoring of German listed companies (company management) and defines internationally and nationally recognized standards for good, responsible management. The Code is intended to strengthen the confidence of international and national investors, customers, employees and the public in the management and monitoring of publicly listed German companies.

## Conformity with the DCGK

In 2005, the Government Commission made several changes to the DCGK. MorphoSys has since adapted its internal standards to the new regulations where required. To ensure that all the requirements of the Corporate Governance Code are fulfilled at all times, a member of the Management Board monitors compliance with the Code during the course of each year and identifies any deviations from the recommendations. In the event of a deviation, the declaration of conformity is adjusted accordingly. There was no need for an adjustment during fiscal year 2005.

No conflicts of interest occurred with the Management Board or Supervisory Board.

MorphoSys AG complies with and will also comply in future with the recommendations of the German Corporate Governance Code as amended on June 2, 2005, with two exceptions only.

Moreover, MorphoSys fully complies with all suggestions (discretionary provisions) of the German Corporate Governance Code on a voluntary basis.

## Declaration of Conformity

The following declaration of conformity, together with those from previous years, has been made permanently available to the public on the Company's website.

At the meeting on December 21, 2005, the Management Board and the Supervisory Board approved the following declaration of conformity with regard to the German Corporate Governance Code in the 2005 fiscal year and pursuant to sec. 161 of the German Stock Corporation Act (AktG):

MorphoSys AG complies and will comply with all recommendations of the German Corporate Governance Code – in the version of June 2, 2005 – with the following exceptions:

- The stock option program for the Board of Management does not provide a cap for unforeseen developments within the meaning of Code sec. 4.2.3, since the reasonableness of the amount of stock options for the Board of Management has already been considered at the time of the grant.
- Although it does not correspond to international practice to provide a deductible within the meaning of Code sec. 3.8, para. 2, the present D&O insurance policy includes such a deductible for Management and Supervisory Board members, the magnitude of which, however, may be at a level which does not comply with the requirements of the German Corporate Governance Code.

With these two exceptions, MorphoSys AG has also complied with the recommendations of the German Corporate Governance Code in the time period since its Declaration of Compliance of December 2004.

Martinsried/Planegg, December 21, 2005
MorphoSys AG

For the Management Board:

| | | |
|---|---|---|
| Dr. Simon E. Moroney<br>Chief Executive Officer | Mr. Dave Lemus<br>Chief Financial Officer | Dr. Marlies Sproll<br>Chief Scientific Officer |

For the Supervisory Board:

Dr. Gerald Möller
Chairman

## Management Board

The Management Board of MorphoSys AG presently comprises three members and has a Chairman. On November 1, 2005, Dr. Marlies Sproll was appointed as Chief Scientific Officer. Dr. Sproll is responsible for the research and development departments and for the management of existing partnerships. She has over 15 years' experience in antibody research and development, the validation of target molecules and in the pre-clinical and clinical development of biotechnological drugs. Previous to her appointment to the Management Board, Dr. Sproll was Senior Vice President R&D at MorphoSys.

Terms of reference regulate the allocation of areas of responsibility and the cooperation within the Management Board.

As in previous years, the remuneration of the Management Board will be published individually. Please refer to the Remuneration Report on pages 126–127 and the Notes to the Consolidated Financial Statements on page 108.

## Supervisory Board

The Supervisory Board of MorphoSys AG comprises six members, who together represent the Company's shareholders. It is not codetermined according to the German Codetermination Act. The Chairman of the Supervisory Board Dr. Gerald Möller coordinates the work of the Supervisory Board, chairs its meetings and represents the Board's concerns externally. All members of the Supervisory Board are independent and have many years of experience in the biotechnology and pharmaceutical industry. They are duly elected by the shareholders at the Annual Shareholders' Meeting. The Chairman of the Supervisory Board is a former Chairman of the Management Board of MorphoSys AG.

All three committees of the Supervisory Board consist of professionally qualified members. The Audit Committee comprises two members, Dr. Geoffrey N. Vernon (Chairman), Executive Chairman, Ziggus Holdings Ltd., and Dr. Daniel Camus, Chief Financial Officer at Electricité de France. As Chairman of the Supervisory Board, Dr. Gerald Möller is also Chairman of the Remuneration & Nomination Committee. Further members of the Remuneration & Nomination Committee are Prof. Dr. Jürgen Drews and Dr. Metin Colpan. The Science & Technology Committee comprises three members with Prof. Dr. Andreas Plückthun as Chairman, Prof. Dr. Jürgen Drews and Dr. Metin Colpan.

The Supervisory Board has issued terms of reference.

### Efficiency Assessment of the Supervisory Board

The Supervisory Board of MorphoSys AG assesses its efficiency at least once a year. In 2005, this was performed at the meeting in May 2005. All members of the Supervisory Board took part in the exercise. The efficiency assessment was performed using a detailed questionnaire.

The Supervisory Board came to the unanimous decision that the cooperation is very efficient and trustworthy. The number and composition of committees and the cooperation between the individual members of the Supervisory Board and the Management Board received top marks. Individual proposals for improvement were discussed by the entire Supervisory Board and will be implemented.

The Supervisory Board intends to assess its efficiency on an annual basis.

As in previous years, the remuneration of the Supervisory Board will be published individually. Please refer to the Remuneration Report on page 127 and the Notes to the Consolidated Financial Statements on page 108.

## Directors' Holdings

The ownership of shares in the Company or related financial instruments by the Management and Supervisory Board members exceeds 1% of the shares issued by the Company. For the disclosure of Company stocks held or financial instruments relating to them, please refer to section 22 of the Notes to the Consolidated Financial Statements. This list separately shows all the stocks, stock options and convertible bonds held by each member of the Management and Supervisory Boards.

## Directors' Dealings

The purchase or sale of Company stocks or derivatives on Company stocks by Management Board or Supervisory Board members is reported immediately in accordance with the requirements of the German Securities Trading Act (WpHG) and the DCGK. In the 2005 fiscal year, the following transactions were executed and reported to MorphoSys AG (in alphabetical order):

| Member of Management/ Supervisory Board | Function | Date of Transaction in 2005 | Type of Transaction | Share Price | Number of Stocks/ Derivatives |
|---|---|---|---|---|---|
| Dr. Daniel Camus | Member of the Supervisory Board | Nov. 2 | Sale[1] | € 37.77 | 1,500 |
| Mr. Dave Lemus | Chief Financial Officer | Feb. 15–17 | Sale[1] | € 42.12–42.80 | 24,000 |
| Mr. Dave Lemus | Chief Financial Officer | Jul. 1 | Issue of stock options[2] | - | 27,000 |
| Mrs. Suzel Lemus | Spouse of Chief Financial Officer | Feb. 14 | Sale | € 44.01 | 3,400 |
| Dr. Gerald Möller | Chairman of the Supervisory Board | Nov. 2 | Sale[1] | € 37.55 | 2,500 |
| Dr. Simon E. Moroney | Chief Executive Officer | Apr. 13 | Securities loan[3] | - | 72,953 |
| Dr. Simon E. Moroney | Chief Executive Officer | Jul. 1 | Issue of stock options[2] | - | 36,000 |
| Dr. Simon E. Moroney | Chief Executive Officer | Nov. 2 | Sale[1] | € 36.00 | 12,000 |
| Simon E. Moroney Vermögensverwaltung GmbH | Entity controlled by Dr. Simon E. Moroney | Dec. 15 | Sale | € 39.57 | 113,461 |
| Dr. Simon E. Moroney | Chief Executive Officer | Dec. 15 | Purchase | € 39.57 | 113,461 |
| Prof. Dr. Andreas Plückthun | Member of the Supervisory Board | Apr. 13 | Securities loan[3] | - | 59,300 |
| Prof. Dr. Andreas Plückthun | Member of the Supervisory Board | Nov. 2 | Sale[1] | € 37.20 | 1,500 |
| Dr. Geoffrey N. Vernon | Member of the Supervisory Board | Nov. 2 | Sale[1] | € 37.14 | 1,500 |

[1] Convertible bonds were converted into MorphoSys shares and subsequently sold (for a detailed description of convertible bond program, please see section 14 of the Notes to the Consolidated Financial Statements)

[2] On July 1, 2005, 63,000 stock options were issued to the Management Board of MorphoSys AG under the 2002 Employee Stock Option Program

[3] In March 2005, WestLB AG entered into share loan agreements with Dr. Simon E. Moroney, Chief Executive Officer of MorphoSys AG, and Prof. Dr. Andreas Plückthun, member of the Supervisory Board of MorphoSys AG. The shares were retransferred on April 13, 2005

## Shareholders and Annual Shareholders' Meeting

The Annual Shareholders' Meeting is the decision-making body of our shareholders. It enables the Company's owners to participate in basic decisions affecting MorphoSys. The Annual Shareholders' Meeting usually takes place within the first five months of every fiscal year. The next meeting is scheduled for May 17, 2006, and will take place in Munich. Each share carries one vote.

More than 200 shareholders attended the MorphoSys AG Annual Shareholders' Meeting on May 11, 2005, in Munich. Around 30% of the entire voting stock was represented at the meeting, an increase of 3% over 2004. As in previous years, MorphoSys offered its shareholders the right to transfer proxies to a representative of the Company, which shareholders made use of in increasing numbers. In 2006, there will also be a broadcast of the Annual Shareholders' Meeting on the internet.

The Chairman of the Supervisory Board outlined the salient points of the compensation system and any changes thereto to the audience.

All the resolutions proposed by the Management Board and Supervisory Board were accepted with a large majority. For more information on the 2005 Annual Shareholders' Meeting, and on the Annual Shareholders' Meeting due to take place in 2006, visit the Company's website at www.morphosys.com.

The legal challenge in June 2005 against the resolution of the 2005 Annual Shareholders' Meeting concerning the increase of Conditional Capital III was withdrawn by the shareholders concerned at an oral hearing at Munich District Court I.

## Transparency, Reporting and the Audit of the Annual Financial Statements

MorphoSys has adhered to all the regulations of the DCGK on transparency. All relevant information is made available immediately to shareholders and the capital market and is published on the Company's website in German and English. At the end of every fiscal year, MorphoSys publishes a financial calendar for the following reporting year. Quarterly and annual financial statements are published within the short deadlines stipulated by the DCGK. MorphoSys publishes the quarterly reports within 30 days and the annual financial statements within 60 days.

The Annual Shareholders' Meeting appointed KPMG Deutsche Treuhand-Gesellschaft AG Wirtschaftsprüfungsgesellschaft as auditors for the 2005 fiscal year. KPMG issued a declaration of independence.

## Control and Risk Management

A key component of good corporate governance is the responsible management of business risks. As part of corporate governance, systematic risk management ensures that risks are identified at an early stage and their effects minimized. The existing procedure is constantly being developed and adapted to changing conditions within the enterprise. The risk management system of MorphoSys AG is audited annually by the auditors.

# Remuneration Report

## Management Board Remuneration

The remuneration of members of the Management Board is performance-related and comprises one fixed and one variable component. In addition, the Management Board members receive a further remuneration component with the long-term incentive of stock options and convertible bonds. The appropriateness of the Management Board's remuneration is subject to an annual review and is compared to the results of the Annual German Biotechnology Industry Remuneration Study (GRS Study) and other more global benchmark sources.

For 2005, remuneration of the Management Board amounted to a total of € 887,964[4] (2004: € 954,741[5]). For a list of remuneration relating to individual Management Board members, divided into fixed, variable and other remuneration components, see the Notes to the Consolidated Financial Statements on page 108.

During 2005, members of the Management Board exercised convertible bonds and subsequently sold the new shares. Details are given in the schedule provided under Directors' Dealings on page 124.

Company goals, such as the achievement of financial or strategic targets, are specified by the Supervisory Board together with the Management Board at the beginning of each fiscal year. Achieving these goals forms in part a basis for assessing the achievement of the variable component of each Management Board member's remuneration. Furthermore, each Management Board member's personal targets are set at the beginning of each year. At the end of each year, the Supervisory Board evaluates the level of attainment of these goals, which then comprises the remaining variable remuneration component of compensation. More specifically, half of the variable bonus compensation depends on the extent to which the Company and personal goals have been reached.

The other remuneration components consist of payments for retirement provisions, company cars, allowance for social insurances, and others.

[4] Dr. Marlies Sproll from November 1, 2005
[5] Dr. Thomas von Rüden until September 3, 2004

The Supervisory Board also decides every year on the number of stock options or number of convertible bonds to be allocated to the Management Board members. The following overview shows the number of stock options issued in 2005 to members of the Management Board (see also 2002 Employee Stock Option Program) and their potential current value:

| Member of Management Board | Number of Stock Options | Strike Price | Grant Date | Life Span | Fair Value of One Stock Option | Fair Value at the Time of the Grant |
|---|---|---|---|---|---|---|
| Dr. Simon E. Moroney | 36,000 | € 31.35 | July 1, 2005 | 5 years | € 11.07 | € 398,520 |
| Mr. Dave Lemus | 27,000 | € 31.35 | July 1, 2005 | 5 years | € 11.07 | € 298,890 |

For a more detailed description of the various stock options and convertible bonds programs currently in operation, see sections 14 and 15 of the Notes to the Consolidated Financial Statements.

## Supervisory Board Remuneration

In the 2005 fiscal year, the members of the Supervisory Board received a total of € 190,500, excluding reimbursements of travel expenses (2004: € 169,500), which was in accordance with the Annual Shareholders' Meeting resolution of May 11, 2005. This amount consists of fixed remuneration and attendance fees.

For a list of remuneration relating to individual Supervisory Board members, see section 22 of the Notes to the Consolidated Financial Statements.

The German Corporate Governance Code proposes that remuneration of the Supervisory Board should also include components based on the long-term success of the company. In previous years, the members of the Supervisory Board of MorphoSys AG participated in a convertible bonds program approved by shareholders at the Annual Shareholders' Meeting. After a legal verdict in 2004 in Germany raised doubts about the legality of stock option and convertible bond programs for Supervisory Board members, the Annual Shareholders' Meeting of MorphoSys AG decided on May 11, 2005, in favor of a revenue-related compensation program in the form of phantom stock. In addition to the cash compensation, which was confirmed as unchanged at the 2005 Annual Shareholders' Meeting, the Supervisory Board members will receive stock appreciation rights, subject to a performance hurdle.

A stock appreciation right is a claim on the Company to a cash payment of the difference between the stock exchange price at the end of the holding period and the exercise price. The holding period for stock appreciation rights is three years, beginning with the issue date on January 1, 2006, and ending on December 31, 2008. An amount will only be paid if the Company's consolidated revenues for the year show an average annual growth rate of at least 20%. In total, payments by the Company under this plan to all Supervisory Board members must not exceed an amount of € 80,000 ("cap").

The Chairman of the Supervisory Board will receive 2,500 stock appreciation rights, the Deputy Chairman 2,000 stock appreciation rights, and the members of the Supervisory Board each 1,500 stock appreciation rights.

In the past fiscal year, no consultancy contracts were concluded with members of the Supervisory Board plenum. MorphoSys pays a yearly fee of SFr. 135,000 for its sponsored research agreement to the University of Zurich. A contract relating to the scientific collaboration between MorphoSys AG and the University of Zurich, represented by Prof. Andreas Plückthun, was approved by the Supervisory Board plenum.

No members of the Management Board or Supervisory Board were granted Company loans.

# Supervisory Board Report

MorphoSys has set itself the goal of further expanding its position in the field of human antibodies. The planning and execution of the expanded growth strategy are the main challenges, and in 2005 were the focus of cooperation between the Management Board and the Supervisory Board.



**Dr. Gerald Möller**
Chairman of the Supervisory Board

During the 2005 fiscal year, the Management Board of MorphoSys AG informed its Supervisory Board promptly and comprehensively of current developments and the Company's situation. The Management Board also presented periodic written reports to the Supervisory Board concerning the key developments that took place and kept the Supervisory Board permanently informed about the Company's economic development via telephone conferences and e-mails. As Chairman of the Supervisory Board, I was also in direct informal and formal contact with the Chairman of the Management Board, Dr. Moroney, and was actively and timely kept up to date on major issues and important upcoming management decisions.

### Supervisory Board Meetings and Committees

The Supervisory Board focused chiefly on the Company's strategic business plan, progress reports for the two operating business units, the annual budget for 2006, corporate governance topics, and mergers and acquisitions opportunities. To the extent that corporate law or the existing Management Board Rules of Procedure require approval for certain actions to be taken by the Management Board, such approvals were given by the Supervisory Board itself or sub-committees.

During the nine Supervisory Board meetings in 2005, we dealt with all key issues relating to the Company's strategy and planning, as well as business development and the financial situation. At the forefront of our discussions were strategic growth initiatives such as the acquisition of the Biogenesis Group and the preparation of the acquisition of the Serotec Group, future M&A strategies and antibody development plans. Further key topics of the meetings were the PIPE transaction in March 2005, the search for a new CSO, the approval of the financial statements, business development issues such as approval for terms and conditions of new collaborations, the appointment of new auditors, the budget for 2006 and the business plan for the years 2006–2010. The activities of the two operational segments of MorphoSys AG, the Therapeutic Antibodies segment and the Research Antibodies segment, were also presented and discussed in detail.

For all Supervisory Board meetings, all members of the Supervisory Board received extensive written reports well in advance of each meeting, which were prepared by the Management Board with the input of the respective departments. These reports were sufficiently comprehensive to analyze the relevant topics of the agenda of the Supervisory Board meetings and to pass the required resolutions; therefore no further controls by the Supervisory Board were necessary. Presently, three different committees exist: the Audit Committee and the Remuneration & Nomination Committee. In December 2005, a Science & Technology Committee was established. The composition of these committees can be found on pages 132–133 of this annual report. The Audit Committee met eight times, dealing mainly with accounting issues, the quarterly financial statements and the annual financial statements. The auditors attended two meetings of the Audit Committee and informed the members of the audit results. The Remuneration & Nomination Committee met four times and concerned itself with topics relating to the remuneration system, the level of compensation for the Management Board, and the new appointment of Dr. Marlies Sproll as Chief Scientific Officer and Member of the Management Board. The Chairmen of the Committees reported to the Supervisory Board plenum on the events and work of the committees.

### Changes in the Management Board

On November 1, 2005, Dr. Marlies Sproll was appointed as the new Chief Scientific Officer. Dr. Sproll leads MorphoSys's research and development and alliance management departments. She brings to the job more than 15 years of experience in antibody research and discovery, target validation, and pre-clinical and clinical development of biologicals. Before joining MorphoSys, Dr. Sproll worked for Boehringer Ingelheim in Vienna, Austria, and for Merck KGaA in Darmstadt, Germany. Dr. Sproll has been with MorphoSys since 2000, and was previously Senior Vice President R&D.

### Corporate Governance

As stated in the latest declaration of conformity, which was approved by the Management Board and the Supervisory Board on December 21, 2005, the Management Board and the Supervisory Board comply with all except two of the Code's recommendations: the present D&O insurance policy includes a deductible for Management and Supervisory Board members, the magnitude of which, however, may be at a level which does not comply with the requirements of the German Corporate Governance Code. Additionally, the stock option program for the Management Board does not provide a cap for unforeseen developments as the appropriateness of these remuneration components was taken into consideration in determining the size of the respective option rights grant. The complete text of the declaration of conformity is provided on page 121 of this report and is also permanently available to shareholders on MorphoSys's website.

On May 11, 2005, the evaluation of the efficiency of the Supervisory Board was conducted. All members of the Supervisory Board took part in the review. Areas for improvement were identified using a detailed questionnaire. The findings were positive with few exceptions and were discussed during the meeting on July 21, 2005. It was noted that the work of the Supervisory Board of MorphoSys AG is already very efficient. The few areas for improvement were discussed and changes implemented.

For more detailed information regarding corporate governance issues, please refer to the corporate governance and remuneration report on pages 120–128 of this annual report.

### Audit of the Annual Financial Statements

The Company's independent statutory auditors, chosen at the 2005 Annual Shareholders' Meeting, are KPMG Deutsche Treuhand-Gesellschaft AG. The auditors have audited the MorphoSys Group's consolidated financial statements and annual financial statements as well as the management reports for the Group and MorphoSys AG according to German accounting standards (HGB). Additionally, the Company's system for internal control/risk management was also subjected to audit. The consolidated financial statements were audited according to German and international standards (IFRS). The auditors confirmed that the consolidated annual financial statements are an accurate and fair reflection of the financial situation, the result of business activity, and the Group's cash flow, in accordance with the accounting principles as defined by IFRS. The audit opinion was unqualified for the fiscal year ending 2005. The consolidated financial statements according to IFRS were supplemented by a Group management report and further notes in accordance with article 292a of the German Commercial Code (HGB). The submitted IFRS consolidated financial statements exempted the Company from the obligation to produce consolidated statements according to German law, which was confirmed by the auditors.

The Management Board submitted the financial statements described above prior to the relevant Supervisory Board meeting. The Audit Committee thoroughly examined these documents, and the Supervisory Board also reviewed them. The report by the Audit Committee on the annual financial statements was fully approved by the Supervisory Board. The annual financial statements were discussed in depth at the Supervisory Board meeting on February 20, 2006. The Company's auditors attended the meeting, reported on the audit and answered all questions from the Supervisory Board. Following the Supervisory Board's review of the annual financial statements and the recommendation of the Audit Committee, the Supervisory Board accepted the auditors' report. After its final review, the Supervisory Board approved the financial statements without objection or amendment and thus adopted them in accordance with article 172 of the German Stock Corporation Act (AktG).

On behalf of my colleagues on the Supervisory Board, I wish to thank the Management Board and all the staff, including those in the newly acquired subsidiaries, for their hard work and commitment in the 2005 fiscal year, which has just come to an end.

Martinsried/Planegg, February 2006



Dr. Gerald Möller
Chairman of the Supervisory Board

# Supervisory Board of MorphoSys AG





**Dr. Gerald Möller**
(Chairman)
Heidelberg, Germany

Managing Director HBM
BioCapital Management GmbH

Chairman of the Remuneration & Nomination Committee

**Member of the Supervisory Board of:**
BioAgency AG, Germany (Chairman)
Brahms AG, Germany (Chairman)
MTM AG, Germany (Vice Chairman)
STM GmbH, Germany (Chairman)
4sigma,* Bermuda (Chairman)
Ferraris Group plc, U.K. (Director)
Pelikan Technologies, Inc.,* U.S.A. (Chairman)

**Prof. Dr. Jürgen Drews**
(Deputy Chairman)
Naples, U.S.A., and Feldafing, Germany
Managing Partner, Bear Stearns Health Innoventure Fund LLC

Member of the Remuneration & Nomination Committee and the Science & Technology Committee

**Member of the Supervisory Board of:**
GPC Biotech AG, Germany (Chairman)
Human Genome Sciences, Inc., U.S.A. (Board Member)
Bear Stearns Health Innoventure Fund LLC, New York (Consultant)

* Membership in comparable domestic and foreign supervisory boards of commercial enterprises









**Dr. Daniel Camus**
(Member)
Paris, France

Senior Executive Vice President, Chief Financial Officer, Electricité de France
Member of the Audit Committee

**Member of the Supervisory Board of:**
EnBW, Germany
Dalkia Holding,* France
EDF International,* France (Chairman)
EDF Energy Group, U.K. (Chairman)
Edison spa, Italy
Transalpina de Energia, Italy

**Dr. Metin Colpan**
(Member)
Venlo, The Netherlands

Supervisory Director, QIAGEN, N.V.

Member of the Remuneration & Nomination Committee and the Science & Technology Committee

**Member of the Supervisory Board of:**
Ingenium Pharmaceuticals AG, Germany
GPC Biotech AG, Germany
GenPat 77, Germany (Board of Directors)

**Prof. Dr. Andreas Plückthun**
(Member)
Zurich, Switzerland

Professor for Biochemistry, University of Zurich

Chairman of the Science & Technology Committee

**Member of the Supervisory Board of:**
Molecular Partners AG, Switzerland (Director)

**Dr. Geoffrey N. Vernon**
(Member)
Tavistock, U.K.

Executive Chairman, Ziggus Holdings Ltd., U.K.

Chairman of the Audit Committee

**Member of the Supervisory Board of:**
Advanced Medical Solutions Ltd.,* U.K.
Genable Ltd.,* Ireland
Talia Technologies Ltd.,* Israel
XL TechGroup GP, LLC,* U.S.A.
XL TechGroup Inc,* U.S.A.
Ziggus Holdings Ltd.,* U.K.

# Glossary

## A

**ADR** – American Depository Receipt

**Affinity** – Binding strength between binding partners, e.g. antibody/antigen

**Amyloid-beta** – target molecule in Alzheimer's disease therapy

**Antibiotics** – Substances that destroy or inhibit the growth of microorganisms, particularly disease-causing bacteria

**Antibody** – Proteins of the immune system that recognize antigens thereby triggering an immune response

**Antibody library** – A collection of genes that encode corresponding human antibodies

**Antigen** – Foreign substance stimulating antibody production; binding partner of antibody

**Angiogenesis** – Growth of new blood vessels into tissue

**Autoimmune Disease** – Disease caused by an immune response by the body against one of its own tissues, cells, or molecules

## B

**BLA** – Biologics License Application; document submitted to introduce a biologic product

## C

**CD38** – Cell surface marker; CD stands for cluster of differentiation

**Clinic** – Clinical stage of drug development; tests on human patients

**Corporate Governance** – System of relations between the shareholders, Board of Directors and management of a company

## E

**ELISA** – Enzyme-Linked Immunosorbent Assay: a biochemical technique used mainly in immunology to detect the presence of an antibody or an antigen in a sample

**EMEA** – European Medicines Evaluation Agency

**Expression** – Conversion of genetic information in a corresponding protein

## F

**FDA** – Food and Drug Administration; U.S. Federal Agency for the Supervision of Food and Drugs

## G

**Gene** – Part of DNA encoding a defined structure (e.g. a protein) or a function

**Genome** – Total DNA of an organism (genes, genetic signalling structures as well as additional DNA sections)

**Genomics** – Analysis of composition and interaction of genetic information

**Glycosylation** – The modification of a protein by adding sugar molecules to particular amino acids in the protein

**Gold standard** – Best and most reliable method or technology currently available; industry standard

**GRS Study** – Annual German Biotechnology Industry Remuneration Study

## H

**HGB** – German accounting standards

**HIV** – Human Immunodeficiency Virus, leading to the syndrome known as AIDS

**HuCAL** – Human Combinatorial Antibody Library. Proprietary antibody library enabling rapid generation of specific human antibodies for all applications

**Human** – Of human origin

## I

**ICAM-1** – Intercellular adhesion molecule-1

**IFRS** – International Financial Reporting Standards; Future EU-wide standards produced by the IASB

**Immunization** – Generation of antibodies by administering antigen

**In vitro** – in a test tube

***In vivo*** – *in a living organism*

**IPO** – Initial Public Offering; first time a company offers it shares to the public

L

**Library** – Here - collection of a multitude of different molecules (gene library, peptide library, protein, especially antibody library) for screening and/or selection

**Life Sciences** – All branches of science that study all organisms, especially living ones

**Lymphoma** – Cancer that begins in cells of the immune system of the lymphatic system

M

**Market capitalization** – Value of a company's outstanding shares, as measured by shares times current price

**Milestone** – Predefined events relating to the development of the substance into a drug

**Monoclonal antibody** – Homogeneous antibody originating from a single clone, produced by hybridoma cell

**Multiple myeloma** – Type of cancer that develops in a subset of white blood cells called plasma cells formed in the bone marrow

**Multiple sclerosis** – Disease of the central nervous system characterized by the destruction of nerve fibers

P

**Peptide** – Short chain of amino acids

**Phage** – Abbreviation for bacteriophage, a virus that infects bacteria

**Phage display technology** – Screening technology; presentation of peptides/proteins of surface of phages

**Pre-clinic** – Pre-clinical stage of drug development; tests in animal models as well as in laboratory essays

**Protein** – Polymer consisting of amino acids, e.g., antibodies, enzymes

**Proteome** – Protein complement expressed by a genome

**Psoriasis** – Chronic, immune system-related disease, causing inflammation and damage to involved tissues, primarily the skin

R

**R&D** – Research and Development

**Reagent** – A substance used in research and diagnostic applications

**Recombinant** – Formed by (re)combination of parts of one or different starting DNA molecules

**Royalties** – Percentage share of ownership of the revenue generated by drug products

S

**Screening** – Searching in libraries for molecules with desired properties

**S,G&A** – sales, general and administrative

**Specificity** – Property of e.g. antibodies to discriminate between different, but similar, antigens

T

**Target** – target molecule for therapeutic intervention, e.g. on surface of diseased cell

**TNF-alpha** – tumor necrosis factor (TNF) alpha; target molecule for rheumatoid arthritis therapy

# Imprint

**MorphoSys AG**
Lena-Christ-Str. 48
82152 Martinsried/Planegg
Germany
Phone: +49-89-89927-0
Fax: +49-89-89927-222
www.morphosys.com

Corporate Communications:
Dave Lemus
Chief Financial Officer
Phone: +49-89-89927-439
Fax: +49-89-89927-5439
E-mail: investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Director Corporate Communications
Phone: +49-89-89927-122
Fax: +49-89-89927-5122
E-mail: gutjahr-loeser@morphosys.com

Mario Brkulj
Manager Public Relations
Phone: +49-89-89927-454
Fax: +49-89-89927-5454
E-mail: brkulj@morphosys.com

**Concept and Design**
3st kommunikation GmbH, Mainz

**Photos**
Marcus Pietrek, Düsseldorf
Cliff Serna, Munich
Inge Miczka, Bad Kreuznach

**Translation and editorial support**
FinKom, Gesellschaft für Finanzkommunikation, Usingen

**Printer**
Societäts Druckerei GmbH, Mörfelden-Walldorf

# Financial Calendar

| | |
|---|---|
| **February 24, 2006** | Year-End 2005 Results<br>Analyst Meeting and Press Conference<br>Frankfurt, Germany |
| **April 28, 2006** | Three Months' Report Publication |
| **May 17, 2006** | Annual Shareholders' Assembly<br>Munich, Germany |
| **July 28, 2006** | Six Months' Report Publication |
| **October 27, 2006** | Nine Months' Report Publication |

**JULY**



MorphoSys Strengthens Pre-clinical Development and Finance Departments in New Management Positions

MorphoSys Receives Award for Good Corporate Governance

**AUGUST**

NOVARTIS

MorphoSys Successfully Concludes Therapeutic Antibody Project with Novartis

**SEPTEMBER**

MorphoSys Announces Cross-Licensing of Technologies with Lilly: AME Patent Dispute Settled

MorphoSys Announces Agreement with Japanese Pharmaceutical Company Shionogi

MorphoSys Starts New Antibody Program with Centocor

**OCTOBER**



MorphoSys Appoints Dr. Marlies Sproll as Chief Scientific Officer and Member of the Management Board

MorphoSys Starts Multiple Antibody Programs with Schering AG

**NOVEMBER**



MorphoSys and Wacker Demonstrate High-Yield Expression of Antibody Fragments

**DECEMBER**



MorphoSys Signs a Broad-Based Agreement for Use of Antibody Technologies with Merck & Co., Inc.

MorphoSys Announces Extension of Antibody Collaboration with Bayer

# Highlights 2005

**JANUARY**



MorphoSys AG Announces Expanded Agreement With Bristol-Myers Squibb on Use of HuCAL GOLD

MorphoSys Acquires Biogenesis Group in U.K. and U.S.A.: Acquisitions Position MorphoSys within Top 5 of European Research Antibody Suppliers

**FEBRUARY**



MorphoSys AG Reports Preliminary Financial Results for 2004: MorphoSys Surpasses Forecast and Achieves Profitability

First MorphoSys-generated Antibody Enters Clinical Trials in Partnered Program

**MARCH**



Boehringer Ingelheim and MorphoSys Enlarge Collaboration

MorphoSys Reports Completion of Equity Issue

**APRIL**

**MAY**

**JUNE**



MorphoSys Grant[s] ImmunoGen Acce[ss] to HuCAL GOLD

**MorphoSys AG**
Lena-Christ-Str. 48
82152 Martinsried/Planegg
Germany
Tel +49-89-89927-0
Fax +49-89-89927-222
www.morphosys.com